POLISH SECURITIES AND EXCHANGES COMMISSION

00-950 WARSAW PLAC POWSTAŃCÓW WARSZAWY 1

the Half-Year Report SA-P 2003

(current year)

(In accordance with §57, section 1, point 2 of the Decree of the Council of Ministers dated Octob[illegible] 59; and from 2002 No 31, item 280)

(for issuers of securities involved in production, construction, trade

For the period from 1 January 2003 to 30 June 2003,
and for the period from 1 January 2002 to 30 June 2002 Publica[illegible]

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A. (short name of the issuer)
METALS INDUSTRY (issuer branch title according to the Warsaw Stock Exchange)
59-301 (postal code)
Lubin (city)
Marii Skłodowskiej – Curie (street)
48 (number)
48 76 84 78 200 (telephone)
48 76 84 78 500 (fax)
IR@BZ.KGHM.pl (e-mail)
692-000-00-13 (NIP)
390021764 (REGON)
www.kghm.pl (www)

Deloitte & Touche Audit Services Sp. z o.o.
(Entity entitled to audit financial statements)

The half-year report includes:

- ☒ Auditor's report on the review of the half-year financial statement
- ☐ Auditor's opinion and auditor's report on the review of the financial statement (§62, section 6, point 2 of the above Decree)
- ☒ The half-year financial report:
  - ☒ Introduction
  - ☒ Balance Sheet
  - ☒ Profit and Loss Account
  - ☒ Description of Changes in Shareholders' Funds
  - ☒ Statement of Cash Flows
  - ☒ Additional Informations and Explanations
- ☒ Management's Report (Report on the Company's Activities)
- ☐ The half-year financial report per IAS/US GAAP in the case of an issuer being a leasing type enterprise, together with
  - ☐ Audit report on the review of the half-year financial statement
  - ☐ Auditor's opinion about this financial report (§59, section 2 and §62, section 6, point 2 of the above Decree)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	H1/2003	H1/2002	H1/2003	H1/2002
I. Net revenue from the sale of products, goods and materials	2 201 547	2 146 130	510 681	579 628
II. Operating profit (loss)	113 544	145 024	26 338	39 168
III. Profit (loss) before taxation	248 345	204 482	57 607	55 227
IV. Net profit (loss)	188 967	164 962	43 834	44 553
V.Net cash flow from operations	237 620	137 443	55 119	37 121
VI. Net cash flow from investing activities	(141 510)	(217 851)	(32 825)	(58 838)
VII. Net cash flow from financing activities	(50 927)	139 414	(11 813)	37 653
VIII. Total net cash flow	45 183	59 006	10 481	15 936
IX. Total assets	8 385 537	8 144 331	1 881 431	2 031 461
X. Liabilities and provisions for liabilities	4 104 940	4 324 493	921 010	1 078 669
XI.Long term liabilities	9 126	123 228	2 048	30 737
XII. Short term liabilities	2 528 626	2 781 177	567 338	693 716
XIII. Shareholders' funds	4 280 597	3 819 838	960 421	952 792
XIV. Share capital	2 000 000	2 000 000	448 732	498 865
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	0.94	0.82	0.22	0.22
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	21.40	19.10	4.80	4.76
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

This report is a direct translation from the original Polish version. In the event of differences resulting

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REPORT ON THE REVIEW OF THE FINANCIAL REPORT FOR THE FIRST HALF OF 2003

Lubin, August 2003

Deloitte & Touche

KGHM POLSKA MIEDŹ S.A.

INDEPENDENT CERTIFIED AUDITOR'S REPORT ON THE REVIEW OF THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2003

Deloitte & Touche
Audit Services Sp. z o.o.
z siedzibą w Warszawie
Usługi Audytorskie i Rachunkowe
ul. Fredry 6
00-097 Warszawa
Polska

Tel.: (48 22) 511 08 11, 511 08 01
511 08 02, 511 08 03
Fax: (48 22) 511 08 13
E-mail: dpoland@deloitteCE.com
www.deloitte.pl

Deloitte & Touche

INDEPENDENT CERTIFIED AUDITOR'S REPORT ON THE REVIEW OF THE FINANCIAL STATEMENTS FOR THE PERIOD FROM 1 JANUARY 2003 TO 30 JUNE 2003

To the Shareholders, Supervisory Board and Management Board of KGHM Polska Miedź S.A.

We have reviewed the enclosed financial statements of KGHM Polska Miedź S.A. located in Lubin, ul. Marii Skłodowskiej-Curie 48, including:

- introduction to the financial statements;
- balance sheet prepared as of 30 June 2003, with total assets and liabilities of PLN 8,385,537 thousand;
- profit and loss account for the period from 1 January 2003 to 30 June 2003 disclosing a net profit of PLN 188,967 thousand;
- statement of the changes in equity disclosing an increase in equity of PLN 269,672 thousand;
- cash flow statement for the period from 1 January 2003 to 30 June 2003 showing a net cash inflow of PLN 45,183 thousand;
- additional information and explanations.

Accuracy, correctness and clarity of the information included in these financial statements is the responsibility of the Management Board of KGHM Polska Miedź S.A. Our responsibility was to review these financial statements.

Our review was conducted in accordance with auditors' professional standards issued by the National Board of Certified Auditors.

The review included mainly an analysis of the data from the financial statements, review of accounting records and analysis of the information obtained from the Management Board and employees responsible for finance and accounting at KGHM Polska Miedź S.A. The scope and method of the review of financial statements significantly differs from the audit. The objective of the review is not to express an opinion on the true, fair and clear character of the financial statements and therefore, we do not express such opinion.

Our review did not indicate the need for any significant changes to the attached financial statements in order to ensure that they correctly, fairly and clearly present the economic and financial position of KGHM Polska Miedź S.A. as of 30 June 2003 and its financial result for the period from 1 January 2003 to 30 June 2003 in accordance with accounting principles determined by the Accounting Act of 29 September 1994 (Dz. U. from 2002 No. 76, item 694) and other regulations issued based on this Act as well as requirements set forth by the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the prospectus and summary prospectus (Dz. U. No. 139, item 1568, with subsequent amendments) and the Council of Ministers' ordinance of 16 October 2001 on current and periodical information submitted by issuers of securities (Dz. U. No. 139, item 1569, with subsequent amendments).

Without qualifying the correctness and fairness of the audited financial statements, we would like to point up the following:

- Information included in additional explanatory note No. 2. During tax inspection covering 2001, the tax inspection office questioned the method applied by the Company for allocating input VAT related to taxable sales. Tax proceedings are currently under way, and the final outcome and effects of the dispute cannot be foreseen. Until the date of issuing this report, the Company did not receive a final decision on this case. Consequently, the Company did not create a provision for covering potential liabilities that may arise if the decision is unfavourable. The amount of PLN 24,103 thousand presented under contingent liabilities includes tax assessment, interest and sanctions for 2001.
- Information included in additional explanatory note No. 23. Due to the short period of operations of Telefonia Dialog S.A. as a provider of telecommunication services, the possibility of a positive decision regarding redemption of concession fees in exchange for investment outlays and the effects of proposed consolidation of independent service providers if it proves successful, the Company disclosed in its financial statements as of 30 June 2003 the held shares of Telefonia Dialog S.A. in the amount of PLN 875,735 thousand and long-term financial assets due to purchased bonds of that company in the amount of PLN 1,372,647 thousand at purchase cost, without potential revaluation write-offs.
- The fact that the presented financial statements are individual financial statements drawn up primarily for statutory purposes. They cannot serve as the sole basis for assessing the economic and financial condition of the Company which is a holding company of a Capital Group. In accordance with provisions of the Accounting act, the Company disclosed held shares in controlled entities at purchase price with the consideration of

permanent impairment write-offs. In additional explanatory notes No. 21-22, the Company presented the effects of applying the equity method in measurement of shares in controlled entities. Beside these individual financial statements, the Company draws up consolidated financial statements of the Capital Group of which it is the holding company.

The above report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail. The attached financial statements have been prepared by the Company's management in accordance with Polish accounting regulations and therefore do not constitute a presentation in accordance with International Accounting Standards.

Lidia Pstrocka-Piorun

Certified auditor
No. 9698

Persons representing the entity

Maria Rzepnikowska
Chairman Management Board

Deloitte & Touche Audit Services Sp. z o.o.
ul. Fredry 6, 00-097 Warszawa

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 18 August 2003

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

FINANCIAL REPORT FOR THE FIRST HALF OF 2003

Lubin, August 2003

TABLE OF CONTENTS

INTRODUCTION TO THE HALF-YEAR FINANCIAL REPORT

1. NAME, HEAD OFFICE, BUSINESS

KGHM Polska Miedz S.A. with its head office in Lubin is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302. The basic business of the Company comprises:

- the mining of copper ore,
- the mining of non-ferrous metals ores,
- the excavation of gravel and sand,
- the production of salt,
- the production of copper ,
- the production of copper products in the form of semi-products,
- the production of precious metals,
- the production of lead, zinc and tin,
- the production of other non-ferrous metals,
- the casting of light metals,
- the casting of other non-ferrous metals with the exception of copper and copper alloys,
- the forging, pressing, stamping and roll forming of metal; powder metallurgy,
- the management of metallic wastes and scraps,
- the management of industrial wastes,
- wholesale sales based on direct or contractual payments,
- the warehousing, storage and preservation of goods in marine ports, river ports and in other storage facilities,
- other financial intermediation,
- activities connected with the management of holding entities,
- geological-exploratory activities,
- technical research and analysis,
- general construction activities with respect to mining and production facilities,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network,
- scheduled and non-scheduled air transport,
- reproduction of computer media,
- fixed-line telephony and telegraphy, data transmission, and other telecommunications services,
- the rental of office machinery and equipment, hardware consultancy and software-related activities,
- data processing,
- data base activities,
- maintenance and repair of office, accounting and computing machinery,
- other computer-related activities, and
- other forms of education

The shares of KGHM Polska Miedź S.A. are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.

2. TIME FRAME OF COMPANY EXISTANCE

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of its activities is unlimited. The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

3. PERIODS COVERED BY THE FINANCIAL STATEMENTS

The financial statements of the Company presented in the report comprise:

- the current period from 1 January to 30 June 2003, and
- the comparative period from 1 January to 30 June 2002.

KGHM Polska Miedź S.A. SA-P 2003 in 000' PLN

3.1 COMPOSITION OF BODIES OF THE COMPANY

The Supervisory Board

Due to the resignation of Witold Koziński from membership of the Supervisory Board of KGHM Polska Miedź S.A., and the expiry of his mandate, from 5 November 2002 to 8 January 2003 the Supervisory Board was composed of the following persons:

Bohdan Kaczmarek	Chairman of the Supervisory Board
Jerzy Markowski	Vice Chairman of the Supervisory Board
Jan Rymarczyk	Secretary of the Supervisory Board
Janusz Maciejewicz	
Marek Wierzbowski	

together with the following employee representatives

Józef Czyczerski
Leszek Hajdacki
Ryszard Kurek

By Resolution Nr 3/2003 of the Extraordinary General Meeting dated 8 January 2003, Jerzy Kisilowski was appointed to the Supervisory Board of the Company.

As at 30 June 2003 the Supervisory Board of the Company was composed of 9 persons as above.

The Management Board

During the period from 1 January 2003 to 23 January 2003 the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:

Stanisław Speczik	President of the Management Board
Stanisław Siewierski	First Vice President of the Management Board, Vice President for Production
Witold Bugajski	Vice President of the Management Board for Development
Grzegorz Kubacki	Vice President of the Management Board for Employee Affairs
Jarosław Andrzej Szczepek	Vice President of the Management Board for Finance and Commerce

By Resolutions Nrs 1/V/03, 2/V/03 of the Supervisory Board of KGHM Polska Miedź S.A. dated 23 January 2003 the following persons were recalled from the Management Board: Stanisław Siewierski and Witold Bugajski. By Resolution Nr 4/V/03 dated 23 January 2003, Tadeusz Szeląg was appointed as a Vice President of the Management Board for Production.

Due to expiration of the IVth term Management Board of KGHM Polska Miedź S.A., the Supervisory Board, by resolutions Nr 51/V/03 and 53/V/03 dated 29 May 2003 the Vth term Management Board of KGHM Polska Miedź S.A. was appointed, in its existing form. The only change was in the name of the position of Mr. Jarosław Andrzej Szczepek, which is now referred to as "Vice President of the Management Board for Finance and Economics".

4. COMBINED DATA OF THE FINANCIAL REPORT.

The financial reports of the Company for the given period and comparable prior period were prepared as combined statements of the Company's divisions – each having its own accounting system - following elimination of mutual revenues and costs and of mutual debtor and creditor balances.

KGHM Polska Miedź S.A. as a dominant entity prepares and publishes consolidated financial statements.

5. MERGER OF COMPANIES

There were no mergers with other companies either in the current reporting period or in the comparable prior period.

6. GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern concept. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

7. COMPARABILITY OF STATEMENTS

Comparable data for the half - year 2002 were restated based on accounting principles in force as at 1 January 2002 in order to insure comparability, and were adapted in the financial report for 2002 with respect to the creation of a provision for mine closure costs and with respect to the disclosure of embedded instruments. A description of these differences in relation to previously-published reports is presented in Additional Explanatory Note nr 16.

KGHM Polska Miedź S.A. SA-P 2003 in 000' PLN

8. ADJUSTMENTS ARISING DUE TO AUDITOR OPINIONS.

There were no qualifications to the financial statements of the Company in the auditor's opinions in the comparable prior periods.

9. ACCOUNTING PRINCIPLES, VALUATION METHODS

In the presented periods the Company applied the following accounting principles and valuation methods as outlined in the Accounting Act dated 29 September 1994, and in the Industry Accounting Principles and Chart of Accounts of KGHM Polska Miedź S.A. in force as at 1 January 2002.

9.1. Intangible assets
Intangible assets include:
- acquired property rights – author's property rights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, know-how,
- research and development costs of successfully-completed projects to be utilised in the production of new products or improved technology, and
- purchased goodwill,

as well as the above rights used under a lease, tenancy or other similar agreement, if such an agreement met one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.
Intangible assets are valued at:
- the purchase cost for acquired property rights,
- the costs incurred for capitalised research and development projects, and
- the difference between the purchase price of an entity or its organised part, and the lower value of acquired assets estimated at their fair value, for goodwill.

The initial value of intangible assets is decreased by accumulated planned depreciation and write-offs due to permanent diminution in value.
Depreciation of intangible assets is based on the straight line method, adapted to the anticipated period of use, as well as in the following manner:
- full depreciation of intangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the Tax Law,
- over a period of 5 years for costs of completed research and development projects;
- over a period of 5 years for goodwill and, in individually-justified cases, over a period of 20 years, and
- for acquired property rights, over the period of their useful life, established individually for the elements of these property rights.

9.2 Tangible fixed assets

Tangible fixed assets include:
- fixed assets
  - real estate, i.e. own land as well as acquired right to perpetual usufruct to land, also structures, buildings and premises constituting a separate property, as well as rights to housing or business premises,
  - machines, equipment, vehicles, etc.,
  - improvements to external fixed assets (at the level of costs incurred),
  - livestock, and
- fixed assets under construction and advances on fixed assets under construction.

In addition, future mine closure costs are capitalised in fixed assets. These costs, after being discounted, increase the initial value of fixed assets and are subject to depreciation beginning from the moment they are brought into use, proportionally to the period as established in the schedule of liquidation.
Fixed assets also include external fixed assets used under a lease, tenancy or other similar agreement, if said agreement meets one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.
The Company recognises as off-balance sheet the following items:
- State Treasury land received for perpetual usufruct, its valued based on property assessment documents, these documents being the basis for making usufruct payments,
- external fixed assets, used based on agreements which do not meet the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994,
- fixed assets destined to be liquidated, until the liquidation, and
- low-value assets meeting conditions for classification as fixed assets excluded from the balance sheet based on Art. 4section 4 of the Accounting Act.

Fixed assets – the initial value of fixed assets is their purchase cost, and in the case of fixed assets manufactured by the Company, their manufacturing cost.
Fixed assets disclosed or obtained free of charge are valued at the sale price of the same or similar assets. The initial value of a fixed asset is increased by expenditure on its improvement.
Initial value and previously-made depreciation write-offs of fixed assets are revalued based on separate rulings, though in no case being higher than fair value. Any difference arising on revaluation is recognised under revaluation reserve capital.
The Company makes write-offs of fixed assets due to permanent diminution of value, revaluing these fixed assets to the net sale price or to otherwise-evaluated fair value.

The Company applies balance sheet depreciation write-offs based on principles outlined in the Accounting Act dated 29 September 1994, as well as internal regulations approved by the Management Board of the Company, i.e.:

- the Industry Table of Depreciation Rates, and
- the Industry Catalog for Selection of Additional Balance Sheet Depreciation Rates.

Depreciation write-offs are made based on the following principles:

1. full depreciation of tangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the tax law,
2. fixed assets being the initial or complex equipment for a given site, whose value does not exceed the amount of fixed assets permitted to be fully depreciated under corporate income tax rules, are depreciated over a period between 3 and 5 years, and
3. other fixed assets are depreciated by the straight line method, i.e. by systematic write-off of their initial value over the anticipated period of their useful life, in equal monthly increments proportionally to their planned period of depreciation.

In the current financial period the Company used non-depreciable external fixed assets worth PLN 3 639 thousand based on leasing agreements.
Fixed assets under construction – the initial value of fixed assets under construction is their purchase cost, and in the case of manufactured assets, their manufacturing cost.
The value of fixed assets under construction is decreased by permanent diminution of value to the net sale price or to otherwise-estimated fair value.

9.3. Long term investments

The Company recognises as long term investments assets acquired to obtain an economic gain arising from their increase in value, from interest gains, dividends, profit sharing or other benefits.
The following are recognised as long term investments:

- financial assets - shares, long term loans granted and other financial assets, including long term bank deposits,
- real estate and intangible fixed assets not used by the Company, and
- other long term investments.

Long term investments are valued at their purchase cost. Financial assets which have an active market are valued at their market price. Long term investments denominated in foreign currencies are valued at the buy exchange rate applied on that day by the bank used by the Company, but no higher than the average exchange rate set for the given currency by the NBP on the date of purchase or balance sheet date.
At the balance sheet date the value of financial assets, shown at their purchase cost, are decreased by a permanent diminution in value.
In cases where shares are obtained in exchange for a contribution in kind, the nominal value of shares is adjusted to their purchase cost by the surplus in their nominal value over the book value of the assets.
Long term loans are valued at the amount due for payment, with the prudence principle retained.

9.4. Inventory

Inventory is comprised of:

- materials ,
- semi-finished products and work in progress
- finished goods,
- goods for resale, and

- advances on deliveries.

Inventories are valued in accordance with the following principles:
- additions of materials and goods for resale at purchase cost,
- manufactured materials – at manufacturing cost,
- production wastes - at net realisable value,
- disposal of materials and goods for resale – calculated on the basis of weighted average costs for the given item,
- materials and goods for resale in stock - calculated on the basis of weighted average costs as for disposal,
- own products- finished products and semi-finished products - are valued at manufacturing cost, calculated on the basis of average costs for the period

At the balance sheet date inventories are valued based on the above-mentioned principles, but not higher than the net sale price.

9.5. Long term contracts

The Company applies a valuation method to each long term contract separately, depending on the individual conditions for realisation of each contract. At the balance sheet date there were no long term contracts meeting valuation requirements covered by Art. 34 a.

9.6. Debtors

Recognised as debtors are assets of a reliable estimated value characterised as bringing probable benefits to the Company.
From the point of view of maturity, these debtors are recognised as either long term or short term assets.
The Company recognises as long term assets those debtors having a maturity date of over 12 months from the balance sheet date, in all cases excepting those of trade debtors.
The Company recognises trade debtors as short term assets regardless of their maturity date, as well as all other types of debtors having a maturity date of less than 12 months from the balance sheet date.

Debtors are valued at the amount payable, with the prudence principle retained. Interest for delay in payments of debtors are calculated based on contractual agreement.
Debtors denominated in foreign currencies are valued based on the following rates:
- on the transaction date – at the average rate set for the given currency by the NBP.

For cases in which, on the date when the debtors arise, there is another rate given in customs declarations or other binding documents, the debtors are valued at this rate. Debtor payments are valued at the currency buy rate of the bank in which payment was realised,
- on the balance sheet date debtors are valued at the lowest buy rate for the currency quoted on that date in those banks in which the Company realises its largest turnover, but no higher than the average rate established for the given currency by the NBP for that day.

The Company creates provisions for doubtful debtors.

9.7. Short term investments

The Company recognises as short term investments those assets which are payable, due or designated for disposal within 12 months from the balance sheet date or from the date of their arising, issuance or acquisition, or representing cash and cash equivalents.

The following are recognised as short term investments:
1. short term financial assets
- shares and other securities, loans granted, other financial assets including term bank deposits and interest accrued on financial assets being payable or due within 3-12 months from the date of their receipt, issuance, acquisition or from establishment of the asset,
- cash on hand and cash in current bank accounts,
- other cash and cash equivalents,
- other monetary assets, which include financial investments with high liquidity, and easily exchangeable for known cash amounts, and
2. other short term investments.

Short term investments are valued at their purchase cost, or at their purchase price if the transaction and settlement costs are immaterial.

At the balance sheet date short term investments are valued at the lower of purchase cost and market value. When the financial asset isn't noted at the active market, its valuation is based on an individually-estimated fair value, if such value is lower than the purchase cost (price).
Investments denominated in foreign currencies are valued based on the following rates:
- on the acquisition date – at the average rate set for the given currency by the NBP,
- at the balance sheet date – at the lowest buy rate for the currency quoted on that day in those banks which handle for the Company transactions with securities and other assets subject to valuation, and in the case of derivative instruments at the lowest buy rate for the currency quoted in the bank which handles the highest turnover of such instruments, but no higher than the average rate established for the given currency by the NBP on that day,
- monetary assets denominated in foreign currencies remaining in bank accounts on the balance sheet date are valued at the buy rate applied on that date by the bank which maintains the given account, but no higher than the average rate established for the given currency by the NBP on that day.

9.7.1 Derivative financial instruments

1. Recognition and measurement of derivative financial instruments in the balance sheet

Derivative financial instruments are recognised in the books at the moment when the Company becomes a party to a contract. Purchased instruments are initially accounted for as short term financial assets at their initial value, representing the purchase cost of the given instrument, or – in the case of sold instruments – in short term liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid, and reflects transaction costs. Embedded derivative financial instruments are extracted from a mixed agreement containing an embedded derivative financial instrument and are recognised in the books at the date when the agreement is entered into, if all of the following conditions are met:

- The agreement containing the embedded derivative financial instrument (a mixed agreement) is not valued at its fair value, whose changes are recognised under financial income or costs,

- The nature of the embedded derivative financial instrument and its related risks are not closely connected to the nature of the underlying agreement and its related risks,

- A separate instrument, whose nature is comparable to that of an embedded derivative financial instrument, would meet the definition of a derivative financial instrument.

At the balance sheet date derivatives are revalued to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in short term financial assets, while instruments having a negative value are treated as financial liabilities and are shown in short term liabilities.

2. Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, the market value was obtained. In the case of copper buy or sell commodity forwards the fair value was estimated based on the official LME closing prices as at the balance sheet date for given maturity dates. For silver we applied the LBM *fixing* price, also at the balance sheet date, and silver lease rates for the given maturity dates. In other situations an appropriate valuation model was applied which made use either of market data as at the balance sheet date, or of fair value quotations given by brokers.

2.1 Presentation of fair value changes and gains or losses from realisation of derivative instruments.

Presentation of the effects of changes in fair value or gains or losses from the realisation of derivative instruments depends on their intended use. The instruments are divided into hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. In addition, derivative instruments are divided into commodity market instruments and currency instruments.

2.2 Presentation of instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either financial costs or financial income in the profit and loss account, in the period in which they arose.

2.3 Presentation of hedging instruments

Hedging, for accounting purposes, means designating one or more hedging instruments in such a way that the change in their fair value would offset fully or partially the change in fair value of the hedged item or future cash flow arising from it.

a*) Fair value hedges*

A derivative instrument used to hedge fair value is one which:
a) hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) and which may be assigned to a particular type of risk associated with such elements, and
b) will have an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value due to the valuation of instruments used as fair value hedges at the balance sheet date are presented as financial costs or income in the profit and loss account, in the period in which they arose.

Simultaneously, profits or losses on a hedged position which may be assigned to a given risk adjust the carrying value of the hedged item and are immediately recognised in the profit and loss account.

b*) Cash flow hedges*

Cash flow hedges:
- hedge the exposure to variability of cash flows, that is attributable to a particular type of risk associated with a recognised asset or liability, or a forecasted future transaction, and that

- will affect reported net profit or loss

A hedge of future valid commitment is also recognised as a cash flow hedge.

Profits and losses arising from changes in fair value of cash flow hedges are presented as a separate item under shareholders' funds, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the profit and loss account.

If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the asset or liability is recognised, all associated gains and losses that were recognised in equity are removed from this position and are reflected in the purchase cost or other carrying amount of the asset or liability. Gains or losses having arisen from this hedging instrument are recognised in the profit and loss account when the given asset or liability affects the profit and loss account.

2.4 Dedesignation of hedges

The Company ceases to recognise financial instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the Company withdraws a designation of a given financial instrument as a hedge. The Company may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such a case, gains or losses arising from cash flow hedges in periods defined by the above-mentioned events are retained in shareholders' funds until the hedged item is realised.

If the hedge of future valid commitment or forecasted transaction becomes ineffective because the hedged position no longer meets the definition of future valid commitment, or because of the possibility that the forecasted transaction will not take place, then the profit or loss shown in shareholders' funds is immediately transferred to the profit and loss account.

The profit or loss from derivative instruments is recognised as financial income or costs, while in the cash flow statement as operating activities.

9.7.2. Foreign-denominated bank loans as a future cash flow hedging transaction

Currency Risk Management within the Company

According to Risk Management Policy, the Company, wishing to avoid exposure to currency risk arising from indebtedness, makes use of natural hedges by financing from loans denominated in US dollars.
The accounting policy applied should reflect such hedges in the financial statements of the Company.

The Company's goal is to eliminate currency risk connected with future, highly probable revenues from sales in US dollars.

By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in USD), the Company avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.

Credit drawn in US dollars is a hedging instrument against the currency risk connected with forecasted future sales in US dollars.

This hedge relates to revenues which will take place after the liabilities (credit) maturity date.

Thanks to this hedging, the Company achieves a stable spot exchange rate for future revenues for the period of the hedge.

At the hedging instrument maturity date, i.e. on the foreign currency liabilities repayment date, this hedging relationship expires.

This hedging relationship is of a future cash flow hedging nature.

9.8 Prepayments,

The Company recognises under prepayments costs incurred or assets consumed which relate to future financial periods. The value of these costs was based on their future economic benefits.

Prepayments consist of:
- one time payments of wages together with charges,
- R&D costs, until their completion,
- annual payments due to property and personal insurance, subscriptions to periodicals, perpetual usufruct of land, rent payments received in advance, etc.,
- one-off depreciation write-offs of fixed assets, being the initial or complex equipment for a given site,
- new production preparation costs,
- social fund (ZFŚS) write-offs settled within the year, and
- interest paid in advance on bank and other loans.

Prepayments also include deferred tax assets.

From the point of view of their period of settlement, prepayments are qualified as short term or long term assets.

The Company applies an individually-estimated period to write-offs of prepayments, depending on the type and amount of the item.
Valuation of prepayments as at the balance sheet date reflects the prudence principle.

9.9. Shareholders' Funds

Shareholders' Funds consist of:
- share capital shown at nominal value,
- reserve capital created and utilised pursuant to Company Statutes,
- revaluation reserve capital – capital from revaluation of fixed assets and from revaluation of derivative instruments to their fair value, in that part reflecting an effective hedge,
- reserve capital created for purposes outlined by the Statutes of the Company,
- retained profit or uncovered losses from prior years, and
- *net profit from the current financial period.*

9. 10. Liabilities

Liabilities are recognised as the obligation, arising from past events, to provide benefits of clearly defined value through the use of current or future assets of the Company.
The Company includes as liabilities:
- financial liabilities due to bank and other loans, the issuance of debt securities, financial instruments, etc.
- trade liabilities,
- liabilities due to customs, taxation, insurance and other public obligations,
- liabilities due to wages, and
- all other types of liabilities.

Also recognised as liabilities are:
- provisions for liabilities, whose maturity date is uncertain, but whose value may be reliably estimated,
- special funds – the Company Social Fund (ZFŚS) and others, and
- accruals and deferred income.

Liabilities are valued at their nominal value on the date they arise.
At the balance sheet date they are valued at the payable amount – together with interest payable or the revaluation of claims – at a level specified by contract and including exchange rate differences arising from the valuation of liabilities at the exchange rate in force.

Liabilities denominated in foreign currencies are valued based on the following rates:
- on the date they arise – at the average rate set for the given currency by the NBP for that date, unless another rate was given in customs declarations or other binding documents,
- on the balance sheet date – at the highest sell rate for the currency quoted on that date in those banks in which the Company realises its largest turnover related to foreign-denominated liabilities, but no lower than the average rate set for the given currency by the NBP,
- for the payment of liabilities – at the currency sell rate in the bank used for payment of liabilities,
- for the drawing of bank and other loans – at the currency sell rate prevailing on the date these liabilities arise, in the bank from which the liabilities were drawn. On the balance sheet date – at the currency sell rate prevailing in the bank from which the bank loan was drawn, but no lower than the average rate established for the given currency by the NBP.

9.10.1 Contingent liabilities – off-balance sheet.

The Company recognises as contingent liabilities potential future obligations to provide benefits, whose arising is dependent upon the existance of specified events in the future.
The following are recognised as contingent (off-balance sheet) liabilities:
- guarantees, securities and bills of exchange granted to third parties, arising from agreements,
- liabilities due to compensation for damages arising in connection with the Company's economic activities, for cases remaining in proceedings,
- suspended contingent environmental penalties,
- liabilities arising from innovation contracts, calculated based on future effects, and
- liabilities to the State Treasury due to freely-granted perpetual usufruct of land, in an amount reflecting the valuation of such land based on property assessment documents.

9.10.2 Provisions

The Company creates provisions for certain or probable future liabilities, whose value may be reliably estimated. Provisions are created, among others, for the following liabilities:

- deferred income tax, created in connection with the positive temporary differences between the book value of assets and liabilities and their taxable value,
- future employee benefits due to jubilee bonuses, retirement benefits and coal equivalent payments paid after the employment period,
- future mine closure costs, following mining excavation,
- the effects of legal and administrative proceedings,
- the granting of guarantees, securities and other similar liabilities, from the moment in which the risk of incurring expenses on behalf of a third party arises, and
- other future liabilities arising from unresolved issues.

The Company itself estimates the value of provisions.
The deferred income tax provision is set at the amount of taxation due for payment in the future, and reflects in most instances, the prevailing income tax rate of the year in which the tax liability arises.
The provision for future employee benefits is set at an amount estimated by actuarial methods.
The separation of provisions into long and short term is done based on proportions set using statistical methods by an actuary.
The provision for mine closure costs is set in accordance with the principles of IAS 16.

9.10.3 Accruals

The Company recognises accruals, shown in the balance sheet under shareholders funds and liabilities, as being probable liabilities chargeable to the current financial period which arise from benefits obtained by the Company from contracted parties, if the value of the liability is known or may be reliably estimated, or which arise from the obligation to provide future benefits based on current activities, whose value may be reliably estimated.

Accruals include:

- wages together with charges paid once a year,
- accounting for the cost of fees arising from the appropriation of production, if they were not recognised as non-invoiced liabilities,
- short term provisions due to unutilised vacations, revalued at year-end, and
- other short term provisions matched to revenues, representing future liabilities estimated on the basis of signed agreements or other reliable estimates.

9.10.4 Deferred income

Deferred income includes:

- the equivalent amount of payments received or due from contracted parties, documented by VAT invoice due to benefits whose realisation will occur in future periods,
- income due, based on the valuation of long term contracts,
- cash and cash equivalents received to finance the acquisition or creation of fixed assets under construction and of research projects which are settled simultaneously to depreciation write-off of fixed assets financed by these sources,
- the value of fixed assets, fixed assets under construction and of intangible assets, obtained free of charge, including as a donation, which are settled simultaneously to depreciation write-off of these assets, and
- negative goodwill, arising when the purchase price of an entity or an organised part thereof is lower than the fair value of net assets obtained.

9.11 Revenues, costs, financial result

9.11.1 Revenues

The Company recognises as revenues from sales the probable realisation in the financial period of economic benefits, of a reliably-determined amount, in the form of an increase in the value of assets, or decrease of liabilities, which lead to an increase in shareholders' funds in a manner other than the granting of funds by its owners.

The Company also recognises the following as revenues:

1. other operating income, connected indirectly with its economic activities:
- profit from the disposal of fixed assets, fixed assets under construction and of intangible assets,
- write-offs of subsidies received to finance the acquisition or creation of fixed assets, fixed assets under construction and research projects,
- write-offs of fixed assets and of intangible assets obtained free of charge or by donation,
- provisions released which were created in prior periods,
- the reversal of write-offs revaluing assets, upon elimination of the reason for which the write-offs were made,
- penalties and compensation received,
- funds recovered from the liquidation of fixed assets,
- adjustments to operating income from prior years, and
- other similar income.

2. financial income

- dividends and income from profit sharing,
- interest on investments, from funds on current bank accounts and from delay in payments from debtors,
- profits from the disposal of investments,
- surpluses of positive exchange rate differences over negative,
- the revaluation of short and long term investments, in that part not accounted for as revaluation reserve capital,
- the release of provisions created for financial liabilities, and
- other financial income.

3. extraordinary profits, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing business activities.

9.11.2 Costs

The Company recognises as costs the probable decrease in the financial period of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of liabilities and provisions, which lead to a decrease in shareholders' funds or an increase in negative shareholders' funds in a manner other than the withdrawing of funds by its shareholders or owners.
A by-type costs account is maintained, as well as the cost centers and types of activities.
The Company also recognises the following as costs:

1. other operating costs, i.e. costs indirectly connected with operating activities:
- losses from the disposal of tangible fixed assets and intangible assets,
- the revaluation of non-financial assets, in that part not accounted for as shareholders' funds,
- the amount of donated tangible assets and cash,
- the creation of provisions for future liabilities and anticipated costs (with the exception of provisions for financial liabilities),
- the payment of compensation, penalties, fines and court costs,
- costs connected with the liquidation of tangible fixed assets,
- the cost of unutilsed production capacity caused by external factors, and
- other similar costs connected indirectly with operating activities.

2. financial costs
- interest on financial and other liabilities, including delay in payments,
- losses from the disposal of investments,
- write-offs revaluing investments,
- surpluses of negative exchange rate differences over positive,
- the creation of provisions for financial liabilities, and
- other financial costs,

3. extraordinary losses, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing operating activities

Data of the comparable financial periods were restated to the principles prevailing in the current period.

10. AVERAGE EXCHANGE RATE.

In the current period and in the comparable prior period the average Polish zloty exchange rates in relation to the EUR, as set by the Polish National Bank, were as follows:

		current period	comparable period
1.	exchange rate on the last day of the period	4.4570	4.0091
2.	average rate calculated as the mathematical average of the rates on the last day of each month of the period	4.3110	3.7026
3.	highest rate in the period (Tab.nr 124/A/NBP/2003, Tab. nr 124/A/NBP/2002)	4.4896	4.0091
4.	lowest rate in the period (Tab.nr 2/A/NBP/2003, Tab.nr 5/A/NBP/2002)	3.9773	3.5015

11. BASIC ITEMS OF THE BALANCE SHEET, PROFIT AND LOSS ACCOUNT AND CASH FLOW STATEMENT IN EUR.

as on the last day in 000' EUR

1. Basic balance sheet items

		current period	comparable period
	Assets in total	1 881 431	2 031 461
I	Fixed assets	1 456 424	1 249 888
II	Current assets	425 007	781 573
	Shareholders' funds and liabilities	1 881 431	2 031 461
I	Shareholders' funds	960 421	952 792
II	Liabilities and provisions for liabilities	921 010	1 078 669

The EUR exchange rate used for calculating the balance sheet data on the last day of the current period, as set by the NBP for that date, was 4.4570.
The EUR exchange rate used for calculating the balance sheet data on the last day of the comparable period, as set by the NBP for that date, was 4.0091.

2. Basic profit and loss account items — in 000' EUR

		current period	comparable period
I	Revenues from the sale of products, goods and materials	510 681	579 628
II	Cost of sale of products, goods and materials	419 168	477 224
III	Gross profit (loss) from sales	91 513	102 404
IV	Profit (loss) from sales	34 858	38 849
V	Operating profit	26 338	39 168
VI	Profit (loss) before extraordinary items and taxation	57 604	55 229
VII	Extraordinary items	3	(2)
VIII	Profit (loss) before taxation	57 607	55 227
IX	Net profit (loss)	43 834	44 553

For calculating the profit and loss account for the current period the EUR exchange rate was calculated as the mathematical average of the rates on the last day of each month of the period, and was set by the NBP for that date as 4.3110.
For calculating the profit and loss account for the comparable period the EUR exchange rate was calculated as the mathematical average of rates on the last day of each month of the period, and was set by the NBP for that date as 3.7026.

3. Basic cash flows items

		in 000' EURO current period	comparable period
A	Net cash flow from operations	55 119	37 121
B	Net cash flow from investing activities	(32 825)	(58 838)
C	Net cash flow from financing activities	(11 813)	37 653
D	Total net cash flow (A+/-B+/-C)	10 481	15 936
E	Change in balance of cash and cash equivalents (*)	22 757	13 159
F	Cash and cash equivalents – beginning of the period	29 533	12 825
G	Cash and cash equivalents – end of the period (F+/-D)	36 776	25 984
(*)	Exchange rate differences	(12 276)	2 777

For calculating the cash flow statement for the current period the following EURO exchange rates were applied:

- data in A,B,C,D – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 4.3110
- data in F – as set by the NBP as at 31 December 2002, i.e. 4.0202
- data in G – as set by the NBP as at 30 June 2003, i.e. 4.4570.

For calculating the data of the cash flow statement for the comparable period the following EUR exchange rates were applied:

- data in A,B,C,D – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 3.7026
- data in F – as set by the NBP as at 31 December 2001, i.e. 3.5219
- data in G – as set by the NBP as at 30 June 2002, i.e. 4.0091.

12. DIFFERENCES BETWEEN POLISH AND INTERNATIONAL ACCOUNTING STANDARDS.

The Company applies accounting principles and methods in accordance with the Accounting Act of 29 September 1994. The financial result and certain balance sheet items differ in amount from that which would be shown in financial statements prepared in accordance with International Accounting Standards ('IAS').
Differences between the accounting principles applied by the Company and those of IAS arise as a result of the matters described below:

12.1 Accounting for the effects of hyperinflation in prior years

In the financial statements of the Company the effects of hyperinflation were not accounted for in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies. This relates to the purchase of fixed assets during a hyperinflationary period in prior years, in which the purchase price would be adjusted to that of the equivalent purchasing power on the balance sheet date in financial statements prepared during this period. The carrying value of these assets and of other non-cash assets adjusted in this way becomes a cost in later financial statements, and also the basis for depreciation calculations. In approximation this concerns fixed assets purchased prior to the second half of the financial year 1996.

12.2 Revaluation of fixed assets

A portion of fixed assets is shown at a revalued amount determined as at 1 January 1995 in accordance with a Ruling by the Minister of Finance dated 20 January 1995 (Dz.U. Nr 7 item 34). The method applied for the revaluing of fixed assets does not however fulfil the requirements of IAS concerning the revaluation of fixed assets since, according to IAS, on the balance sheet date the revalued amount should not significantly differ from the fair value of the asset. The most recent revaluation of fixed assets was carried out by the Company based on the level of prices in September 1994, as a result of which the estimated value may significantly differ from the fair value of fixed assets as at the end of the period. In addition, revaluation should include all fixed assets within a given group, and not only those purchased prior to 1 January 1995.

12.3 Specialised spare parts

In the financial statements of the Company spare parts are accounted for as an element of inventory. According to IAS, specialised spare parts which are utilised for a period longer than one year, or are utilised solely for either maintenance or for the servicing of certain fixed assets, should also be included amongst fixed assets and depreciated for a period not longer than the related fixed asset.

12.4 Scope of disclosures

The requirements of certain International Accounting Standards comprise a broader scope of disclosures than that of this half - year report.

EXEMPTION NUMBER: 82-4639

BALANCE SHEET

	Note	H1/2003	2002	H1/2002
ASSETS				
I. Fixed assets		6 491 283	6 439 830	5 010 926
1. Intangible fixed assets, of which:	1	15 538	18 097	10 056
- goodwill				
2. Tangible fixed assets	2	2 975 681	3 014 129	2 962 381
3. Long term debtors	3, 8	46 614	48 016	2 310
3.1. From related entities		44 687	46 086	299
3.2. From other entities		1 927	1 930	2 011
4. Long term investments	4	3 216 075	3 167 556	1 835 061
4.1. Real estate				
4.2. Intangible fixed assets				
4.3. Long term financial assets		3 216 075	3 167 556	1 835 061
a) in related entities, of which:		2 615 088	2 590 088	1 259 474
- shares in subordinated entities valued by the equity method				
b) in other entities		600 987	577 468	575 587
4.4. Other long term investments				
5. Long term prepayments	5	237 375	192 032	201 118
5.1. Deferred income tax asset		233 838	187 704	193 339
5.2. Other prepayments		3 537	4 328	7 779
II. Current assets		1 894 254	1 715 242	3 133 405
1. Inventory	6	851 880	846 855	991 775
2. Short term debtors	7, 8	520 578	585 971	531 408
2.1. From related entities		42 367	44 158	90 907
2.2. From other entities		478 211	541 813	440 501
3. Short term investments		479 255	277 790	1 568 597
3.1 Short term financial assets	9	479 255	277 790	1 568 597
a) in related entities		759		1 381 660
b) in other entities		314 548	159 319	82 677
c) cash and cash equivalents		163 948	118 471	104 260
3.2. Other short term investments				
4. Short term prepayments	10	42 541	4 626	41 625
Total assets		8 385 537	8 155 072	8 144 331
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholders' Funds		4 280 597	4 010 925	3 819 838
1. Share capital	12	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid (negative value)				
3. Own shares (negative value)	13			
4. Reserve capital	14	1 190 378	998 829	996 994
5. Revaluation reserve capital	15	901 252	821 939	719 514
6. Other reserve capital	16			
7. Retained profit (uncovered loss) from prior years			(64 389)	(61 632)
8. Net profit (loss)		188 967	254 546	164 962
9. Write-off of net profit in the financial year (negative value)	17			
II. Liabilities and provisions for liabilities		4 104 940	4 144 147	4 324 493
1. Provisions for liabilities	18	1 394 451	1 354 599	1 256 580
1.1. Deferred income tax provision		272 932	196 940	119 919
1.2. Provision for retirement and related benefits		669 851	660 551	640 460
a) long term		621 296	611 996	595 250
b) short term		48 555	48 555	45 210
1.3. Other provisions		451 668	497 108	496 201
a) long term		412 017	412 859	397 535
b) short term		39 651	84 249	98 666
2. Long term liabilities	19	9 126	1 206 122	123 228
2.1. Toward related entities				
2.2. Toward other entities		9 126	1 206 122	123 228
3. Short term liabilities	20	2 528 626	1 439 125	2 781 177
3.1. Toward related entities		127 348	208 366	284 323
3.2. Toward other entities		2 333 320	1 176 623	2 433 387
3.3. Special funds		67 958	54 136	63 467
4. Accruals and deferred income	21	172 737	144 301	163 508
4.1. Negative goodwill				
4.2. Other accruals and deferred income		172 737	144 301	163 508
a) long term		2 011	2 078	2 018
b) short term		170 726	142 223	161 490
Total shareholders' funds and liabilities		8 385 537	8 155 072	8 144 331

Net assets		4 280 597	4 010 925	3 819 838
Shares outstanding		200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	22	21.40	20.05	19.10
Diluted shares outstanding				
Diluted net assets per share (in PLN)	22			

OFF-BALANCE SHEET ITEMS

	Note	H1/2003	2002	H1/2002
1. Contingent debtors	23	44 172	44 650	49 559
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)		44 172	44 650	49 559
- received guarantees				
- contested State budget issues		43 992	44 410	49 201
- other		180	240	358
2. Contingent liabilities	23		250	250
2.1. Toward related entities (due to)				
- granted guarantees				
2.2. Toward other entities (due to)			250	250
- granted guarantees			250	250
3. Other (due to)		264 968	320 752	248 323
- bills of exchange			3 557	10 606
- contingent penalties				121
- perpetual usufruct of land		173 039	170 406	170 646
- leased fixed assets		3 639	3 030	1 862
- rationalisation and R&D work, and other unrealised agreements		59 607	64 659	13 252
- contested State budget liabilities		24 103	76 870	48 685
- other unresolved and disputed issues etc.		4 580	2 230	3 151

PROFIT AND LOSS ACCOUNT

	Note	H1/2003	H1/2002
I. Net revenue from the sale of products, goods and materials, of which:		2 201 547	2 146 130
- from related entities		457 619	530 996
1. Net revenue from the sale of products	24	2 191 374	2 132 555
2. Net revenue from the sale of goods and materials	25	10 173	13 575
II. Cost of sale of products, goods and materials, of which:		(1 807 036)	(1 766 969)
- for related entities		(363 976)	(444 636)
1. Cost of manufactured products sold	26	(1 798 393)	(1 754 636)
2. Cost of goods and materials sold		(8 643)	(12 333)
III. Gross profit (loss) (I-II)		394 511	379 161
IV. Selling costs	26	(40 105)	(33 192)
V. General administrative costs	26	(204 133)	(202 126)
VI. Profit (loss) from sales (III-IV-V)		150 273	143 843
VII. Other operating income		35 810	70 989
1. Profit from disposal of non-financial assets		329	469
2. Subsidies		136	80
3. Other operating income	27	35 345	70 440
VIII. Other operating costs		(72 539)	(69 808)
1. Loss from disposal of non-financial assets			
2. Revaluation of non-financial assets		(35 627)	(4 334)
3. Other operating costs	28	(36 912)	(65 474)
IX. Operating profit (loss) (VI+VII-VIII)		113 544	145 024
X. Financial income	29	360 647	232 540
1. Dividends and share in profit, of which:		47 768	4 399
- from related entities		1 134	4 399
2. Interest, of which:		57 946	96 165
- from related entities		47 732	69 804
3. Profit from the sale of investments	31	79 027	4 206
4. Revaluation of investments		162 454	78 667
5. Other		13 452	49 103
XI. Financial costs	30	(225 862)	(173 073)
1. Interest, of which:		(47 855)	(80 081)
- to related entities		(21)	
2. Loss from the sale of investments	31		
3. Revaluation of investments		(147 505)	(46 274)
4. Other		(30 502)	(46 718)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)		248 329	204 491
XIII. Result on extraordinary items (XIII.1.-XIII.2.)		16	(9)
1. Extraordinary gains	32	20	
2. Extraordinary losses	33	(4)	(9)
XIV. Profit (loss) before taxation (XII+/-XIII)		248 345	204 482
XV. Taxation	34	(59 378)	(39 520)
a) current taxation		(59 344)	(71 031)
b) deferred taxation		(34)	31 511
XVI. Other obligatory deductions from profit (loss increase)	35		
XVII. Share in net profit (loss) of subordinated entities valued by the equity method	36		
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)		188 967	164 962

Net profit (loss) (annualised)		278 551	(173 197)
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per share (in PLN)	38	1.39	(0.87)
Weighted average diluted number of ordinary shares			
Diluted net profit (loss) per ordinary share (in PLN)	38		

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS

	H1/2003	2002	H1/2002
I. Shareholders' funds - beginning of the period	4 010 925	3 696 075	3 696 075
a) changes of accounting policies		(72 997)	(64 389)
b) corrections due to error			
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	4 010 925	3 623 078	3 631 686
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital			
a) increase, due to:			
- issue of shares			
b) decrease, due to:			
- redemption of shares			
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period			
2.1. Changes in called up capital not paid			
a) increase (due to)			
b) decrease (due to)			
2.2. Called up capital not paid - end of the period			
3. Own shares - beginning of the period			
3.1. Changes in own shares			
a) increase, due to:			
b) decrease, due to:			
3.2. Own shares - end of the period			
4. Reserve capital - beginning of the period	998 829	1 184 267	1 184 267
4.1. Changes in reserve capital	191 549	(185 438)	(187 273)
a) increase, due to:	255 938	4 585	2 750
- issue of shares over nominal value			
- from profit distribution (statutory)			
- from profit distribution (over statutorily-required minimum value)	254 546		
- transfer from revaluation reserve capital	1 392	4 585	2 750
b) decrease, due to:	(64 389)	(190 023)	(190 023)
- coverage of losses	(64 389)	(190 023)	(190 023)
4.2. Reserve capital - end of the period	1 190 378	998 829	996 994
5. Revaluation reserve capital - beginning of the period	821 939	701 831	701 831
5.1. Changes in revaluation reserve capital	79 313	120 108	17 683
a) increase, due to:	209 030	305 119	93 312
- settlement of hedging instruments	8 916	16 055	31 053
- valuation of hedging transactions, in the effective part	200 114	289 064	62 259
b) decrease, due to:	(129 717)	(185 011)	(75 629)
- disposal of tangible fixed assets	(1 520)	(4 646)	(3 271)
- valuation of hedging transactions, in the effective part	(9 060)	(29 207)	(59 550)
- settlement of hedging instruments	(89 313)	(101 610)	
- surplus of a deferred income tax provision under deferred income tax asset	(29 824)	(49 548)	(12 808)
5.2. Revaluation reserve capital - end of the period	901 252	821 939	719 514
6. Other reserve capital - beginning of the period			
6.1. Changes in other reserve capital			
a) increase, due to:			
b) decrease, due to:			
6.2. Other reserve capital - end of the period			

7. Retained profit (uncovered losses) from prior years - beginning of the period	190 157	(190 023)	(190 023)
7.1. Retained profit from prior years - beginning of the period	254 546		
a) changes to accounting methodology (policies)			
b) corrections due to error			
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	254 546		
a) increase, due to:			
- distribution of profit from prior years			
b) decrease, due to:	(254 546)		
- transfer to reserve capital	(254 546)		
7.3. Retained profit from prior years - end of the period			
7.4. Uncovered losses from prior years - beginning of the period	(64 389)	(190 023)	(190 023)
a) changes to accounting methodology (policies)		(72 997)	(61 632)
b) corrections due to error			
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	(64 389)	(263 020)	(251 655)
a) increase, due to:			
- transfer of losses from prior years to be covered			
b) decrease, due to:	64 389	198 631	190 023
- valuation of embedded instruments		8 608	
- coverage of loss from reserve capital	64 389	190 023	190 023
7.6. Uncovered losses from prior years - end of the period		(64 389)	(61 632)
7.7. Retained profit (uncovered losses) from prior years - end of the period		(64 389)	(61 632)
8. Net result	188 967	254 546	164 962
a) net profit	188 967	254 546	164 962
b) net loss			
c) write-off from profit			
II. Shareholders' funds - end of the period	4 280 597	4 010 925	3 819 838
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of losses)	4 280 597	4 010 925	3 819 838

STATEMENT OF CASH FLOWS	H1/2003	H1/2002
A. Net cash flow from operations (I+/-II) - indirect method		
I. Net profit (loss)	188 967	164 962
II. Total adjustments	48 653	(27 519)
1. Share in (profit) loss of entities valued by the equity method		
2. Depreciation	149 682	150 831
3. (Profit) loss on exchange rate differences	17 714	44 168
4. Interest and share in profits (dividends)	(51 306)	(6 947)
5. (Profit) loss on investing activities	(78 107)	(3 281)
6. Change in provisions	10 028	167 562
7. Change in inventories	(5 025)	(66 233)
8. Change in debtors	65 038	(58 200)
9. Change in short term liabilities, excluding bank and other loans	(56 050)	(74 068)
10. Change in prepayments and accruals	(54 822)	38 539
11. Other adjustments	51 501	(219 890)
III. Net cash flow from operations (I+/-II)	237 620	137 443
B. Cash flow from investing activities		
I. Inflow	112 965	1 371 239
1. The sale of intangible fixed assets and tangible fixed assets	695	911
2. The sale of investments in real estate and intangible assets		
3. From financial assets, of which:	112 270	1 370 328
a) in related entities	48 617	1 288 648
- the sale of financial assets		1 216 599
- dividends and share in profit	1 134	4 399
- repayment of long term loans granted		
- interest	47 483	67 650
- other inflow from financial assets		
b) in other entities	63 653	81 680
- the sale of financial assets	13 398	76 700
- dividends and share in profit	46 509	
- repayment of long term loans granted		
- interest	3 746	4 968
- other inflow from financial assets		12
4. Other investment inflow		
II. Outflow	(254 475)	(1 589 090)
1. The purchase of intangible fixed assets and tangible fixed assets	(131 163)	(138 273)
2. The purchase of real estate and intangible fixed assets		
3. For financial assets, of which:	(122 721)	(1 449 543)
a) in related entities	(92 285)	(1 398 077)
- the purchase of financial assets	(91 500)	(1 398 077)
- long term loans granted		
- other financial assets	(785)	
b) in other entities	(30 436)	(51 466)
- the purchase of financial assets	(30 436)	(51 466)
- long term loans granted		
4. Other investment outflow	(591)	(1 274)
III. Net cash flow from investing activities (I-II)	(141 510)	(217 851)
C. Cash flow from financing activities		
I. Inflow	6 000	1 288 862
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		
2. Bank and other loans	6 000	1 288 862
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(56 927)	(1 149 448)
1. The purchase of own shares		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of bank and other loans	(4 772)	(1 080 651)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(542)	
8. Interest	(51 613)	(68 797)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(50 927)	139 414
D. Total net cash flow(A.III+/-B.III+/-C.III)	45 183	59 006
E. Change in balance sheet total of cash and cash equivalents, of which:	45 477	59 197
- change in cash and cash equivalents due to exchange rate differences	294	191
F. Cash and cash equivalents - beginning of the period	118 727	45 168
G. Cash and cash equivalents - end of the period (F+/-D), of which:	163 910	104 174
- including those having limited rights of disposal	25 859	24 259

ADDITIONAL INFORMATIONS AND EXPLANATIONS

A. EXPLANATORY NOTES

EXPLANATORY NOTES TO THE BALANCE SHEET

Note 1A.

INTANGIBLE FIXED ASSETS	H1/2003	2002	H1/2002
a. Research and development costs	2 475	2 887	537
b. Purchased goodwill			
c. Purchased concessions, patents, licenses and similar items, of which:	13 063	15 210	9 519
- computer software	3 103	1 744	1 826
d. Other intangible fixed assets			
e. Prepayments for intangible fixed assets			
Total intangible fixed assets	15 538	18 097	10 056

e 1B.

VEMENTS IN INTANGIBLE FIXED ASSETS (by type)	a	b	c		d	e	
	research and development costs	purchased goodwill	purchased concessions, patents, licenses and similar items		other intangible fixed assets	prepayments for intangible fixed assets	Total intangible fixed assets
				- computer software			
Gross book value at the beginning of the iod	4 855		55 530	13 818	81		60 466
Additions, due to:	35		2 229	2 229			2 264
ransfer from tangible fixed assets under struction	35		2 229	2 229			2 264
Disposals, due to:	(62)		(909)	(430)			(971)
onations			(5)	(5)			(5)
iquidation	(62)		(623)	(210)			(685)
ther disposals			(281)	(215)			(281)
Gross book value at the end of the period	4 828		56 850	15 617	81		61 759
Accumulated depreciation at the beginning of period	1 968		40 320	12 074	81		42 369
Depreciation for the period, due to:	385		3 467	440			3 852
current depreciation	447		4 376	870			4 823
iquidation	(62)		(623)	(210)			(685)
onations			(5)	(5)			(5)
ther disposals			(281)	(215)			(281)
Accumulated depreciation at the end of the iod	2 353		43 787	12 514	81		46 221
Write-offs due to permanent diminution in ue at the beginning of the period							
dditions							
isposals							
Write-offs due to permanent diminution in ue at the end of the period							
Net book value of intangible fixed assets at end of the period	2 475		13 063	3 103			15 538

Note 1C.

INTANGIBLE FIXED ASSETS BY CLASS OF OWNERSHIP	H1/2003	2002	H1/2002
a. Intangible fixed assets owned by the company	15 538	18 097	10 056
b. Intangible fixed assets used on the basis of a rental, lease or similar agreements, including leasing agreements			
Total intangible fixed assets	15 538	18 097	10 056

Note 2A.

TANGIBLE FIXED ASSETS	H1/2003	2002	H1/2002
a. Fixed assets, of which:	2 619 499	2 680 500	2 592 123
- land (including perpetual usufruct of land)	8 138	7 857	7 828
- buildings, premises and land and water engineering infrastructure	1 531 853	1 524 541	1 506 019
- plant and machinery	1 045 749	1 112 135	1 041 257
- vehicles	27 210	28 181	29 146
- other tangible fixed assets	6 549	7 786	7 873
b. Fixed assets under construction	356 182	333 629	369 891
c. Prepayments for fixed assets under construction			367
Total tangible fixed assets	2 975 681	3 014 129	2 962 381

Note 2B.

MOVEMENTS IN TANGIBLE FIXED ASSETS (BY TYPE)

	- land (including perpetual usufruct of land)	- buildings, premises and land and water engineering infrastructure	- plant and machinery	- vehicles	- other tangible fixed assets	Total tangible fixed assets
a. Gross book value at the beginning of the period	7 918	3 818 745	3 500 095	109 089	79 971	7 515 818
b. Additions, due to:	292	47 762	35 902	2 416	122	86 494
- purchase	90	1 466				1 556
- transfer from tangible fixed assets under construction	202	45 499	35 786	2 416	122	84 025
- reclassification and other additions		797	116			913
c. Disposals, due to:		(16 326)	(36 267)	(1 884)	(22 791)	(77 268)
- assets scrapped		(15 795)	(25 318)	(446)	(1 202)	(42 761)
- sales		(526)	(2 315)	(994)	(1)	(3 836)
- donations and items freely granted			(10)	(93)		(103)
- reclassification as off-balance sheet item			(7 794)	(351)	(21 581)	(29 726)
- other items		(5)	(830)		(7)	(842)
d. Gross book value at the end of the period	8 210	3 850 181	3 499 730	109 621	57 302	7 525 044
e. Accumulated depreciation at the beginning of the period	61	2 294 204	2 387 960	80 908	72 185	4 835 318
f. Depreciation for the period, due to:	11	24 124	66 021	1 503	(21 432)	70 227
- current depreciation	11	39 019	101 164	3 319	1 346	144 859
- sales		(235)	(2 314)	(929)	(1)	(3 479)
- assets scrapped		(15 443)	(24 241)	(443)	(1 189)	(41 316)
- donations and items freely granted			(6)	(93)		(99)
- reclassification as off-balance sheet item			(7 794)	(351)	(21 581)	(29 726)
- other items		783	(788)		(7)	(12)
g. Accumulated depreciation at the end of the period	72	2 318 328	2 453 981	82 411	50 753	4 905 545
h. Write-offs due to permanent diminution in value at the beginning of the period						
- additions						
- disposals						
i. Write-offs due to permanent diminution in value at the end of the period						
i. Net book value at the end of the period	8 138	1 531 853	1 045 749	27 210	6 549	2 619 499

Note 2C.

FIXED ASSETS BY CLASS OF OWNERSHIP	H1/2003	2002	H1/2002
a. Own tangible fixed assets	2 614 287	2 674 687	2 592 123
b. Tangible fixed assets used on the basis of a rental, lease or similar agreements, including leasing agreements	5 212	5 813	
- financial leasing	5 212	5 813	
Total tangible fixed assets	2 619 499	2 680 500	2 592 123

Note 2D.

OFF-BALANCE SHEET FIXED ASSETS	H1/2003	2002	H1/2002
Fixed assets used on the basis of rental, lease, or similar agreements, including leasing agreement, including:	176 678	173 436	172 508
- value of perpetual usufruct of land	173 039	170 406	170 646
- leased fixed assets not subject to depreciation	3 639	3 030	1 862
Total off-balance sheet fixed assets	176 678	173 436	172 508

Note 3A.

LONG TERM DEBTORS	H1/2003	2002	H1/2002
a) debtors from related entities, of which:	44 687	46 086	299
- from subsidiaries, due to:	44 687	46 086	299
- additional payments to capital	44 512	44 512	
- other debtors	175	1 574	299
- from co-subsidiaries, due to:			
- from associates, due to:			
- from significant investor, due to:			
- from dominant entity, due to:			
b) from other entities, of which:	1 927	1 930	2 011
- additional payments to capital			
- other debtors	1 927	1 930	2 011
Net long term debtors	46 614	48 016	2 310
c) Allowance for debtors			
Gross long term debtors	46 614	48 016	2 310

Note 3B.

CHANGE IN LONG TERM DEBTORS (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period	48 016	2 336	2 336
- due to additional payments to capital	44 512		
- other debtors	3 504	2 336	2 336
b) increase, due to:		45 911	
- disposal of financial assets		1 399	
- transfer of short term additional payments to capital		44 512	
c) decrease, due to:	(1 053)	(231)	(26)
- transfer of other long term debtors to short term debtors	(1 053)	(231)	(26)
- other decreases	(349)		
d) end of the period	46 614	48 016	2 310
- additional payments to capital	44 512	44 512	
- other debtors	2 102	3 504	2 310

Note 3C.

CHANGE IN ALLOWANCE FOR LONG TERM DEBTORS	H1/2003	2002	H1/2002
Beginning of the period			
a) increase, due to:			
b) decrease, due to:			
Allowance for long term debtors at the end of the period			

Note 3D.

LONG TERM DEBTORS (BY CURRENCY)	H1/2003	2002	H1/2002
a) in Polish currency	46 614	48 016	2 310
b) in foreign currency			
b1.unit / currency '000 / USD			
'000PLN			
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
b4. other currencies in '000PLN			
Total long term debtors	46 614	48 016	2 310

Note 4A.

CHANGE IN REAL ESTATE (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
d) end of the period			

Note 4B.

CHANGE IN INTANGIBLE FIXED ASSETS (by type)	H1/2003	2002	H1/2002
a) beginning of the period			
b) additions, due to:			
c) disposals, due to:			
d) end of the period			

Note 4C.

LONG TERM FINANCIAL ASSETS	H1/2003	2002	H1/2002
a) in subsidiaries	2 613 779	2 588 779	1 258 165
- shares	1 241 132	1 216 132	1 258 165
- debt securities	1 372 647	1 372 647	
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
b) in co-subsidiaries			
- shares			
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
c) in associates	1 309	1 309	1 309
- shares	1 309	1 309	1 309
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
d) in significant investor			
- shares			
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
e) in dominant entity			
- shares			
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
f) in other entities	600 987	577 468	575 587
- shares	451 250	449 750	449 750
- debt securities			
- other securities (by type)	51 687	29 668	27 787
- participation unit	51 687	29 668	27 787
- loans granted	98 050	98 050	98 050
- other long term financial assets (by type)			
Total long term financial assets	3 216 075	3 167 556	1 835 061

Note 4D.

SHARES IN SUBORDINATED ENTITIES VALUED BY THE EQUITY METHOD	H1/2003	2002	H1/2002
a) goodwill of subordinated entities			
- subsidiaries			
- co-subsidiaries			
- associates			
b) negative goodwill of subordinated entities			
- subsidiaries			
- co-subsidiaries			
- associates			

Note 4E.

CHANGE IN GOODWILL - subsidiaries	H1/2003	2002	H1/2002
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of goodwill at the beginning of the period			
f) write-off of goodwill for the period			
g) write-off of goodwill at the end of the period			
h) net book value at the end of the period			

Note 4F.

CHANGE IN GOODWILL - co-subsidiaries	H1/2003	2002	H1/2002
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of goodwill at the beginning of the period			
f) write-off of goodwill for the period			
g) write-off of goodwill at the end of the period			
h) net book value at the end of the period			

Note 4G

CHANGE IN GOODWILL - associates	H1/2003	2002	H1/2002
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of goodwill at the beginning of the period			
f) write-off of goodwill for the period			
g) write-off of goodwill at the end of the period			
h) net book value at the end of the period			

Note 4H

CHANGE IN NEGATIVE GOODWILL - subsidiaries	H1/2003	2002	H1/2002
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of negative goodwill at the beginning of the period			
f) write-off of negative goodwill for the period			
g) write-off of negative goodwill at the end of the period			
h) net book value at the end of the period			

Note 4I

CHANGE IN NEGATIVE GOODWILL - co-subsidiaries	H1/2003	2002	H1/2002
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of negative goodwill at the beginning of the period			
f) write-off of negative goodwill for the period			
g) write-off of negative goodwill at the end of the period			
h) net book value at the end of the period			

Note 4J.

CHANGE IN NEGATIVE GOODWILL - associates	H1/2003	2002	H1/2002
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of negative goodwill at the beginning of the period			
f) write-off of negative goodwill for the period			
g) write-off of negative goodwill at the end of the period			
h) net book value at the end of the period			

Note 4K.

CHANGE IN LONG TERM FINANCIAL ASSETS (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period	3 167 556	1 838 258	1 838 258
- shares	1 667 191	1 714 017	1 714 017
- long term loans	98 050	98 050	98 050
- debt securities	1 372 647		
- other securities	29 668	25 750	25 750
- other long term financial assets		441	441
b) increase, due to:	54 261	1 499 254	2 583
- purchase of shares	6 500	1	
- capital increase	20 000	546	546
- settlement of revaluation due to redemption of shares		97 567	
- reclasification of short term debt securities		1 372 647	
- reversal of revaluation of other securities to fair value			340
- adjustment of surplus contribution in kind over book value of shares		6 045	
- purchase of other securities	27 761	4 818	1 697
- other increases of shares		17 630	
c) decrease, due to:	(5 742)	(169 956)	(5 780)
- sale of shares		(139 776)	(5 234)
- adjustment of surplus contribution in kind over book value of shares		(105)	(105)
- adjustments in value of shares		(9 529)	
- adjustments in value of other securities	(320)	(900)	
- other decreases of shares		(19 205)	
- other decreases of other securities	(5 422)		
- other decreases of other long term financial assets		(441)	(441)
d) end of the period	3 216 075	3 167 556	1 835 061
- shares	1 693 691	1 667 191	1 709 224
- long term loans	98 050	98 050	98 050
- debt securities	1 372 647	1 372 647	
- other securities	51 687	29 668	27 787

Note 4L.

	SHARES IN SUBORDINATED ENTITIES											
	a	b	c	d	e	f	g	h	i	j	k	l
m	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Character of capital relationship (subsidiaries, co-subsidiaries, associates, with description of direct and indirect relations)	Consolidation method applied / the equity method or indication that entity is not subject to consolidation / or equity method valuation	Date of gaining control / co-control / significant influence	Value at purchase price of shares	Write-offs adjusting the value (total)	Book value of shares	Percentage of share capital owned	Voting interest in the General Meeting	Other than defined under letter j) or k), basis of control / co-control / significant influence
1	CBiPM Cuprum sp. z o.o.	Wrocław	Research and development	subsidiary	full	01.01.1993	3 506		3 506	100.00	100.00	
2	KGHM Polish Copper Ltd*	London	Copper trade	subsidiary	full	21.06.1991	6 903		6 903	100.00	100.00	
3	Dolnośląska Spółka Inwestycyjna S.A.	Lubin	Capital investments	subsidiary	full	01.01.1995	118 235	14 493	103 742	77.46	77.46	
4	Miedziowe Centrum Zdrowia S.A.	Lubin	Medical services	subsidiary	full	25.09.1995	54 279	26 816	27 463	100.00	100.00	
5	KGHM Metale S.A.	Legnica	Capital investments	subsidiary	full	11.10.1995	159 374	74 657	84 717	100.00	100.00	
6	Energetyka Sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	subsidiary	full	01.01.1996	47 145		47 145	100.00	100.00	
7	Centrum Badań Jakości Sp. z o.o.	Lubin	Technical analyses and tests	subsidiary	full	18.11.1996	2 218		2 218	100.00	100.00	
8	KGHM Kupferhandelsges mb.H*	Viena	Copper trade	subsidiary	full	13.11.1996	925	29	896	100.00	100.00	
9	Pol-Miedź Trans sp. z o.o.	Lubin	Transport	subsidiary	full	01.10.1996	61 442		61 442	100.00	100.00	
10	Telefonia Dialog S.A.	Wrocław	Telecommunication services and cybernetics	subsidiary	full	11.06.1999	875 735		875 735	100.00	100.00	
11	KGHM Congo sprl*	Lubumbashi	Ore extraction services	subsidiary	full	16.03.1998	57 938	57 938		99.98	99.98	
12	KGHM Metraco Sp. z o.o.	Legnica	Trade,agent and representative services	subsidiary	full	21.06.1991	12 865		12 865	98.96	98.96	
13	Zagłębie Lubin Sportowa Spółka Akcyjna	Lubin	Participation and organisation of professional sporting events	subsidiary	full	25.03.2003	5 000		5 000	66.68	66.68	
14	Towarzystwo Ubezpieczeń Wzajemnych CUPRUM	Lubin	Property and life insurance	subsidiary	equity method	11.06.1994	9 500		9 500	93.14	93.14	
15	Fosroc-Ksante Sp. z o.o.	Trzebcz	Production of organic and non-organic chemicals, glues; production and sale mineral water and non-carbonated beverages	associated	equity method	17.08.1998	1 309		1 309	30.00	30.00	
16	Total						1 416 374	173 933	1 242 441			

Relate to column g:
when shares are acquired for contribution in kind, the purchase price is calculated as the nominal value adjusted by excess of valuation of contribution in kind over book value

Note 4M.

SHARES IN SUBORDINATED ENTITIES - continuation																	
a	m							n			o			p	r	s	t
Name of entity	Shareholders' Funds, of which:	Share capital	Called up capital not paid	Reserve Capital	Other Shareholders' Funds, of which:	Profit (loss) from prior years	Net Profit (loss)	Liabilities and provisions for liabilities, of which:	long term liabilities	short term liabilities	Debtors, of which:	long term debtors	short term debtors	Total assets	Revenue from sales	Share capital not paid by the issuer	Dividends received or due from prior year
CBiPM Cuprum sp. z o.o.	5 770	3 506		2 085	179		(140)	2 267		2 267	3 061		3 061	8 037	6 673		
KGHM Polish Copper Ltd*	22 986	7 567		7 520	788		788	3 800		3 800	5 218	225	4 993	26 786	294 899		
Dolnośląska Spółka Inwestycyjna S.A.	112 529	156 864			(44 335)	(46 343)	2 008	1 427	230	1 197	5 988	5 163	825	113 955	380		
Miedziowe Centrum Zdrowia S.A.	30 013	43 162			(13 149)	(9 867)	(3 282)	10 976	3 711	7 265	4 317	909	3 408	40 989	17 453		
KGHM Metale S.A.	108 322	159 374		579	(51 631)	(53 236)	1 605	3 751	200	3 551	2 880	1 540	1 340	112 073	2 584		
Energetyka Sp. z o.o.	113 339	63 265		47 542	2 532		2 532	17 916	5 685	12 231	7 435		7 435	131 255	37 783		
Centrum Badań Jakości Sp. z o.o.	8 755	2 918		5 288	549		549	9 687	3 371	6 316	3 852		3 852	18 442	15 364		700
KGHM Kupferhandelsges mb.H*	2 448	925			1 220		714	49 157	3 749	45 408	47 816		47 816	51 604	85 470		
Pol-Miedź Trans sp. z o.o.	143 070	137 423		1 545	4 102		4 102	54 021	11 427	42 594	21 914		21 914	197 091	185 417		
Telefonia Dialog S.A.	(287 626)	850 000	(35 000)		(1 102 626)	(1 015 521)	(87 105)	1 980 736		1 980 736	34 964		34 964	1 693 110	191 386		
KGHM Congo sprl*	(25 499)	58 590			(96 785)	(93 683)	(3 102)	31 669		31 669	274		274	6 170	171		
KGHM Metraco Sp. z o.o.	23 249	2 545		17 090	3 614		3 609	27 661	30	27 631	34 150		34 150	50 910	238 571		
Zagłębie Lubin Sportowa Spółka Akcyjna	-2 997	3 193			(6 190)	(2 228)	(3 962)	5 743	1 541	4 202	169		169	2 746	4 133		
Towarzystwo Ubezpieczeń Wzajemnych CUPRUM	21 345	10 200		10 392	753		728	23 161	2 395	20 766	8 314	1 709	6 605	44 891	15 435		
Fosroc-Ksante Sp. z o.o.	6 284	4 500		598	1 186		958	1 590	303	1 287	1 473		1 473	7 874	6 668		434

*historic valuation of share capital

Note 4N.

SHARES IN OTHER ENTITIES										
	a	b	c	d	e		f	g	h	i
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Book value of shares	Shareholders' Funds, of which:	Share Capital	Percentage of share capital owned	Voting interest in the General Meeting	Share capital not paid by the issuer	Dividends received or due from prior year
1	Polkomtel S.A.	Warsaw	mobile telephony, telecommunication services	437 250	3 059 876	2 050 000	19.61	19.61		46 509
2	Polskie Towarzystwo Reasekuracyjne S.A.	Warsaw	organisation and conduct of indirect insurance activities (reassurance)	12 500	111 301	105 180	11.88	11.88		125
3	Interferie S.A.	Lubin	tourism, sanatorium and hotel management	1 500	50 759	38 000	3.95	3.95		
	Total			451 250						

Note 4O.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY CURRENCY)	H1/2003	2002	H1/2002
a) In Polish currency	2 894 891	2 868 391	1 701 396
b) In foreign currency	223 134	201 115	35 615
b1.unit / currency '000 / USD	56 908	51 378	7 013
'000PLN	215 335	193 316	27 787
b2.unit / currency '000 / EUR	254	254	254
'000PLN	896	896	925
b3.unit / currency '000 / GBP	2 000	2 000	2 000
'000PLN	6 903	6 903	6 903
other currencies in '000PLN			
Total long term securities, interests and other long term financial assets	3 118 025	3 069 506	1 737 011

Note 4P.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	H1/2003	2002	H1/2002
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning period			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
C. Fully transferable, not traded on regulated market (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			

D. Securities with limited transferability (Balance Sheet value)	3 118 025	3 069 506	1 737 011
a. Shares (Balance Sheet value)	1 693 691	1 667 191	1 709 224
- value adjustments (for the period)		(9 529)	
- value at the beginning of the period	1 667 191	1 714 017	1 714 017
- value at purchase price	1 863 467	1 836 967	1 953 879
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)	1 424 334	1 402 315	27 787
c1. participation unit	51 687	29 668	27 787
- value adjustments (for the period)	(320)	(900)	340
- value at the beginning of the period	29 668	25 750	25 750
- value at purchase price	54 433	32 093	28 973
c2. Prepayments for long term financial assets			
- value adjustments (for the period)			
- value at the beginning of the period		441	441
- value at purchase price			
c3. Debt securities	1 372 647	1 372 647	
- value adjustments (for the period)			
- value at the beginning of the period	1 372 647		
- value at purchase price	1 372 647	1 372 647	
Total value at purchase price	3 290 547	3 241 707	1 982 852
Total value at the beginning of the period	3 069 506	1 740 208	1 740 208
Total adjustments (for the period)	(320)	(10 429)	340
Total Balance Sheet value	3 118 025	3 069 506	1 737 011

Note 4Q.

LONG TERM LOANS GRANTED (BY CURRENCY)	H1/2003	2002	H1/2002
a) Loans in Polish currency	98 050	98 050	98 050
b) Loans in foreign currency			
b1.unit / currency '000 / USD			
'000PLN			
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total long term loans granted	98 050	98 050	98 050

Note 4R.

OTHER LONG TERM INVESTMENTS (BY TYPE)	H1/2003	2002	H1/2002
Total other long term investments			

Note 4S.

CHANGE IN OTHER LONG TERM INVESTMENTS (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
d) end of the period			

Note 4T.

OTHER LONG TERM INVESTMENTS (BY CURRENCY)	H1/2003	2002	H1/2002
a) in Polish currency			
b) in foreign currency			
b1.unit / currency '000 / USD			
'000PLN			
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total other long term investments			

Note 5A

CHANGE IN DEFERRED INCOME TAX ASSETS	H1/2003	2002	H1/2002
1. Deferred income tax assets at the beginning of the period, of which:	187 704	150 247	150 247
a) recognised in financial result			
b) recognised in shareholders' funds	187 704	150 247	150 247
- exchange rate differences	4 090	3 618	2 821
- short term provisions due to wages	30 994	3 500	3 500
- valuation of derivative transactions	30 871	20 082	20 082
- provisions for future employee benefits	60 286	50 143	50 143
- depreciation	9 878	8 148	8 148
- provision for mine closure	8 870		
- revaluation of hedging instruments		2 295	2 295
- other	42 715	62 461	63 258
c) recognised in goodwill or negative goodwill			
2. Increases	134 354	112 892	218 315
a) recognised in financial result for the period in connection with negative timing differences, due to:	99 140	104 022	201 466
- exchange rate differences	1 191	3 109	56 478
- interest	956	2 575	16 899
- short term provisions for wages	37 753	30 477	40 336
- valuation of derivative transactions	39 740	30 871	63 655
- provisions for future employee benefits	3 083	12 881	
- depreciation	1 844	4 687	2 695
- other	14 573	19 422	21 403
b) recognised in financial result for the period due to negative taxable base			
c) recognised in shareholders' funds in connection with negative timing differences, due to:	35 214	8 870	16 849
- revaluation of hedging instruments	35 214		7 153
- change in principles for creation of mine closure provisions		8 870	9 696
d) recognised in shareholders' funds due to negative taxable base			
e) recognised in goodwill or negative goodwill in connection with negative timing differences			
3. Decreases	(88 220)	(75 435)	(175 223)
a) recognised in financial result for the period in connection with negative timing differences, due to:	(53 006)	(72 828)	(168 070)
- exchange rate differences	(1 329)	(2 306)	(54 152)
- interest	(2 575)	(1 870)	(17 294)
- short term provisions for wages	(29 132)	(2 924)	(4 239)
- valuation of derivative transactions	(8 678)	(20 082)	(70 556)
- provisions for future employee benefits		(2 738)	(1 340)
- depreciation	(1 268)	(2 957)	(1 816)
- release of unnecessary provisions	(2 214)	(4 582)	(1 725)
- tax rate changes		(969)	(3 224)
- other	(7 810)	(34 400)	(13 724)
b) recognised in financial result for the period in connection with negative taxable base			
c) recognised in shareholders' funds in connection with negative timing differences, due to:	(35 214)	(2 607)	(7 153)
- revaluation of hedging instruments	(35 214)	(2 295)	(7 153)
- exchange rate differences		(294)	
- tax rate changes		(18)	
d) recognised in shareholders' funds due to negative taxable base			
e) recognised in goodwill or negative goodwill in connection with negative timing differences			
4. Deferred tax assets at the end of the period	233 838	187 704	193 339
a) recognised in financial result	46 134	31 194	33 396
- exchange rate differences	(138)	803	2 326
- interest	(1 619)	705	(395)
- short term provisions for wages	8 621	27 553	36 097
- valuation of derivative transactions	31 062	10 789	(6 901)
- provisions for future employee benefits	3 083	10 143	(1 340)
- depreciation	576	1 730	879
- other	4 549	(20 529)	2 730
b) recognised in shareholders' funds	187 704	156 510	159 943
- exchange rate differences	4 090	3 618	2 821
- short term provisions for wages	30 994	3 500	3 500
- valuation of derivative transactions	30 871	20 082	20 082
- provisions for future employee benefits	60 286	50 143	50 143
- depreciation	9 878	8 148	8 148
- provision for mine closure	8 870	8 870	9 696
- revaluation of hedging instruments			2 295
- other	42 715	62 149	63 258
c) recognised in goodwill or negative goodwill			

NEGATIVE TIMING DIFFERENCES

Item	Description	Type of timing differences	Beginning of period	End of period	Expiry date
	ASSETS				
A	Fixed Assets				
I	intangible assets	depreciation	16	8	to full depreciation
II	tangible fixed assets	depreciation	35 261	37 402	to full depreciation
B	Current assets				
I	inventory	valuation of inventories	740	774	without limit time
II	short term debtors	allowance	13 951	16 270	without limit time
		exchange rate differences	5 781	2 211	2003
		exchange rate differences recognised in the financial result of prior years	1 613	1 613	2003
		debtors due to consulting, expert opinions	13 717	13 940	2003
		debtors from Congo sprl	29 792	27 591	without limit time
III	short term investments				
	other short term financial assets	tax deductible premium received		41 426	2003/2004
		valuation of derivative transaction	104 779	221 285	2003/2004
		valuation of embedded instruments	8	1 235	without limit time
	cash and cash equivalents	exchange rate differences	513	461	2003
		exchange rate differences recognised in the financial result of prior years	44	44	2003
	other securities	exchange rate differences	5 198	5 198	2003
	SHAREHOLDERS' FUNDS AND LIABILITIES				
A	Shareholders' funds	tax deductible exchange rate differences on bank loans	12 057	7 913	2003
B	Liabilities and provisions for liabilities				
I	provisions for liabilities	provision for a real estate tax	10 221	7 800	2003
		R&D projects	4 471	4 430	2003
		licensing fees	13 831		
		provision for anticipated costs	1 000	7 502	without limit time
		issues unresolved and contested in court	607	65	2003
		provision for mine closure	53 797	51 868	2047
		provision for scrapping of fixed assets	6 508	6 885	2004/2006
		provision for long term employee benefits	223 280	234 700	valuation at 31.12.2003
		other provisions for future costs and taxes	8 156	466	2003
II	long term liabilities	exchange rate differences on long term bank loans of prior years	105	105	2003
III	short term liabilities				
	bank loans	interest accrued on bank loans	9 517	3 531	2003
		exchange rate differences		3 008	2003
		exchange rate differences	3	1	2003
		accrued interest on liabilities	21	9	2003
	other short term liabilities	exchange rate differences	61	168	2003
		exchange rate differences recognised in the financial result of prior years	35	35	2003
		unpaid wages	96	55	2003
	other financial liabilities	valuation of derivative transaction costs	9 558	8 094	2003/2004
		valuation of embedded instruments	2 203	3 688	without limit time
IV	accruals	annual bonus	97 792	51 923	2004
		"Barbórka" payment/14th wages		71 141	2003
		provision for rationalization	12 056	10 903	2003
		provision for unused vacations	13 400	13 090	valuation at 31.12.2003
		provision for mine damage	3 144	1 186	2003
		other provisions	561	8 041	2003
	Total of negative timing differences		693 893	866 065	

Note 5B.

OTHER PREPAYMENTS	H1/2003	2002	H1/2002
a) prepayments of costs, of which:	3 537	4 328	7 779
- research and development	3 490	4 273	7 569
- depreciation of fixed assets being the initial equipemnt for a given site	2	3	101
- other	45	52	109
b) other prepayments, of which:			
Total other prepayments	3 537	4 328	7 779

Note 6

INVENTORIES	H1/2003	2002	H1/2002
a) Materials	41 658	44 407	48 622
b) Semi-finished products and work in progress	712 867	714 742	816 576
c) Finished products	97 275	87 259	126 432
d) Goods for resale			
e) Prepayments on deliveries	80	447	145
Total inventories	851 880	846 855	991 775

Note 7A.

SHORT TERM DEBTORS	H1/2003	2002	H1/2002
a) from related entities, of which:	42 367	44 158	90 907
- for goods, works and services,	37 122	40 713	43 088
- less than 12 months	37 122	40 713	43 088
- over 12 months			
- other	5 245	3 445	47 819
- disputed claims			
b) from other entities	478 211	541 813	440 501
- for goods, works and services,	283 787	271 308	212 307
- less than 12 months	283 787	271 308	212 307
- over 12 months			
- tax, subsidies, social insurance and other	143 444	217 372	172 573
- other	50 980	53 133	55 621
- disputed claims			
Total net debtors	520 578	585 971	531 408
c) allowance for debtors	121 480	85 360	55 957
Total gross debtors	642 058	671 331	587 365

Note 7B.

SHORT TERM DEBTORS FROM RELATED ENTITIES	H1/2003	2002	H1/2002
a) for goods, works and services, of which:	37 122	40 713	43 088
- from subsidiaries	37 102	40 446	42 299
- from co-subsidiaries			
- from associates	20	267	789
- from significant investor			
- from dominant entity			
b) other, of which:	5 245	3 445	47 819
- from subsidiaries	3 106	3 445	47 819
- from co-subsidiaries			
- from associates	2 139		
- from significant investor			
- from dominant entity			
c) disputed claims, of which:			
- from subsidiaries			
- from co-subsidiaries			
- from associates			
- from significant investor			
- from dominant entity			
Total short term net debtors from related entities	42 367	44 158	90 907
d) allowance for debtors from related entities	52 579	49 849	51 116
Total gross debtors from related entities	94 946	94 007	142 023

Note 7C.

CHANGE IN ALLOWANCE FOR SHORT TERM DEBTORS	H1/2003	2002	H1/2002
Beginning of the period	85 360	52 916	52 916
a) increase, due to:	52 415	34 191	3 464
- creation of allowance for debtors	49 636	31 165	158
- reclassification	46	170	134
- increase of allowance due to change in exchange rates	2 733	2 797	3 001
- other		59	171
b) decrease, due to:	(16 295)	(1 747)	(423)
- utilisation of allowance for retired, doubtful and other debtors	(11 760)	(289)	(19)
- release of allowance due to repayment debtors	(921)	(161)	(100)
- release of allowance due to reclassification of debtors	(46)	(170)	(134)
- adjustment of allowance due to change in exchange rates	(15)	(1 051)	(164)
- other	(3 553)	(76)	(6)
Allowance for short term debtors at the end of the period	121 480	85 360	55 957

Note 7D.

SHORT TERM DEBTORS (BY CURRENCY)	H1/2003	2002	H1/2002
a) Debtors in Polish currency	482 538	501 122	447 774
b) Debtors in foreign currency	159 520	170 209	139 591
b1.unit / currency '000 / USD	18 778	28 012	17 529
'000PLN	71 878	105 708	69 626
b2.unit / currency '000 / EUR	16 406	14 270	15 857
'000PLN	71 827	56 459	62 251
b3.unit / currency '000 / GBP	2 509	1 335	1 274
'000PLN	15 810	8 042	7 714
b4. other currencies in '000PLN	5		
Total short term debtors	642 058	671 331	587 365

Note 7E.

AGEING OF TRADE DEBTORS (GROSS) - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	H1/2003	2002	H1/2002
a) Less than 1 month	215 269	234 389	165 373
b) Over 1 month to 3 months	10 464	23 649	42 843
c) Over 3 months to 6 months	60 067		
d) Over 6 months to 1 year	2 063		
e) Over 1 year		1	
f) Overdue debtors	87 337	106 358	100 459
Total gross trade debtors	375 200	364 397	308 675
g) Allowance for trade debtors	(54 291)	(52 376)	(53 280)
Total net trade debtors	320 909	312 021	255 395

Note 7F.

AGEING OF OVERDUE TRADE DEBTORS (GROSS) - SHOWING REPAYMENTS OUTSTANDING ON DEBTORS IN THE GIVEN TERM	H1/2003	2002	H1/2002
a) Less than 1 month	13 818	54 948	51 992
b) Over 1 month to 3 months	4 102	20 869	16 740
c) Over 3 months to 6 months	9 415	548	637
d) Over 6 months to 1 year	30 681	664	30 416
e) Over 1 year	29 321	29 329	674
Total gross overdue trade debtors	87 337	106 358	100 459
f) Allowance for overdue trade debtors	(54 291)	(52 376)	(53 273)
Total net overdue trade debtors	33 046	53 982	47 186

Note 8.

Of the total long and short term debtors the disputed and overdue debtors are:	In total	including those uncovered by provisions
- trade debtors	87 337	33 046
- other debtors	10 913	1 491

Note 9A.

SHORT TERM FINANCIAL ASSETS	H1/2003	2002	H1/2002
a) in subsidiaries	759		1 381 660
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			1 381 660
- other securities (by type)			
- loans granted	759		
- other short term financial assets (by type)			
b) in co-subsidiaries			
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
c) in associates			
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			

d) in significant investor			
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
e) in dominant entity			
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
f) in other entities	314 548	159 319	82 677
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			498
- other short term financial assets (by type)	314 548	159 319	82 179
- derivative instruments	311 741	156 162	78 434
- dividends	125		
- accrued interest from other long term financial assets	2 682	3 157	3 745
g) cash and cash equivalents	163 948	118 471	104 260
- cash in hand and at bank	3 743	22 109	3 423
- other cash and cash equivalents	75		3
- other the monetary assets	160 130	96 362	100 834
Total short term financial assets	479 255	277 790	1 568 597

Note 9B.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY CURRENCY)	H1/2003	2002	H1/2002
a) in Polish currency	191 803	132 872	1 275 264
b) in foreign currency	122 745	26 447	188 575
b1.unit / currency '000 / USD	32 389	6 904	47 149
'000PLN	122 745	26 447	188 575
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total securities, interest and other short term financial assets	314 548	159 319	1 463 839

Note 9C.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	H1/2003	2002	H1/2002
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1			
- fair value			
- value at market price			
- value at purchase price			
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1.			
- fair value			
- value at market price			
- value at purchase price			
C. Fully transferable, not traded on regulated market (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1.			
- fair value			
- value at market price			
- value at purchase price			
D. Securities with limited transferability (Balance Sheet value)	314 548	159 319	1 463 839
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)			1 381 660
- fair value			
- value at market price			1 382 866
- value at purchase price			1 387 448
c. Other by type (Balance Sheet value)	314 548	159 319	82 179
c1. Derivative instruments (Balance Sheet value)	300 087	156 162	78 434
- fair value	300 087	156 162	78 434
- value at market price			
- value at purchase price	40 906	4 665	41 830
c2. Embedded instruments (Balance Sheet value)	11 654		
- fair value			
- value at market price			
- value at purchase price			
c3. Interest on loan (Balance Sheet value)	2 682	3 157	3 745
- fair value			
- value at market price	2 682	3 157	3 745
- value at purchase price			
c4. Dividends (Balance Sheet value)	125		
- fair value			
- value at market price			
- value at purchase price	125		
Total value at purchase price	41 031	4 665	1 429 278
Value at the beginning of the period	159 319	1 301 764	1 301 764
[illegible]	256 732	137 812	18 452

Note 9D.

SHORT TERM LOANS GRANTED (BY CURRENCY)	H1/2003	2002	H1/2002
a) Loans in Polish currency			498
b) Loans in foreign currency	759		
b1.unit / currency '000 / USD	200		
'000PLN	759		
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total short term loans granted	759		498

Note 9E.

CASH AND CASH EQUIVALENTS (BY CURRENCY)	H1/2003	2002	H1/2002
a) in Polish currency	75 960	54 662	44 459
b) in foreign currency	87 988	63 809	59 801
b1.unit / currency '000 / USD	15 775	14 756	12 195
'000PLN	60 311	55 626	48 523
b2.unit / currency '000 / EUR	6 184	1 945	2 728
'000PLN	27 030	7 673	10 705
b3.unit / currency '000 / GBP	103	85	95
'000PLN	647	510	573
other currencies in '000PLN			
Total cash and cash equivalents	163 948	118 471	104 260

Note 9F.

OTHER SHORT TERM INVESTMENTS (BY TYPE)	H1/2003	2002	H1/2002
Total other short term investments			

Note 9G.

OTHER SHORT TERM INVESTMENTS (BY CURRENCY)	H1/2003	2002	H1/2002
a) in Polish currency			
b) in foreign currency			
b1.unit / currency '000 / USD			
'000PLN			
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total other short term investments			

Note 10.

SHORT TERM PREPAYMENTS	H1/2003	2002	H1/2002
a) prepayments of costs, of which:	42 541	4 605	41 561
- wages	8 961		8 280
- research and development	3 681	2 973	2 269
- property and personnel insurance	3 027	985	3 468
- write-off for company social fund	21 514		21 816
- other	5 358	647	5 728
b) other prepayments, of which:		21	64
- unpaid interest on bank loans		21	64
Total short term prepayments	42 541	4 626	41 625

Note 11.

ADJUSTMENT IN VALUE DUE TO PERMANENT DIMINUTION OF VALUE

Item	Items of assets	Reason for adjustment	Amount of adjustment	of which:	
				recognised in profit and loss account	recognised in shareholders' funds
1	2	3	4	5	6
I	Fixed assets		178 375	320	178 055
-	long term financial investments	permanent diminution of value	178 375	320	178 055
II	Current assets		121 480	47 803	73 677
-	debtors	collectability risk	121 480	47 803	73 677
	TOTAL		299 855	48 123	251 732

Note 12.

SHARE CAPITAL (STRUCTURE)								
Issue series	Type of share	Kind of preferences	Kind of limitation on shareholder rights	Amount of shares	Issue/Series' nominal value	Capital coverage method	Date of registration	Right to dividends (from date)
A*	Bearer	Ordinary	none	53 000 000	530 000	the statutory capital and part of state enterprise capital transferred into share capital	12-09-91	On registr. date
A	Bearer	Ordinary	none	147 000 000	1 470 000	transferring to share capital of the Company part of the reserve capital	16-05-97	01-01-97
Total amount of shares				200 000 000				
Total share capital					2 000 000			
Nominal value per share = 10 PLN								

*For purposes of comparison, the number of shares assumed following a stock split was authorised on the basis of resolution of the Extraordinary General Meeting of 30 April 1997 (date of registration 16 May 1997)

In the first half of 2003 there were no changes in the share capital of the Company

Based on information held by the Company, the ownership structure as at 30 June 2003 was as follows:

	Number of shares	Number of votes	Nominal value of shares	% of share capital (same number of votes)
State Treasury	88 567 589	88 567 589	885 675 890	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	14 306 768	14 306 768	143 067 680	7.15%
Powszechna Kasa Oszczędności Bank Polski SA	10 750 922	10 750 922	107 509 220	5.38%
Other shareholders	86 374 721	86 374 721	863 747 210	43.19%

Note 13A.

COMPANY OWN SHARES				
Amount	Value at purchase price	Balance Sheet value	Reason of purchase	Designation

Note 13B.

ISSUER'S SHARES BEING SUBORDINATED ENTITIES' PROPERTY			
Name of the entity, location of Head Office	Amount	Value at purchase price	Balance Sheet value

Note 14.

RESERVE CAPITAL	H1/2003	2002	H1/2002
a) Share premium account			
b) Statutory reserves	660 000	660 000	660 000
c) Reserve capital, created in accordance with statutory requirement, over the obligatory amount	530 378	338 829	336 994
d) Additional payments to reserve capital			
e) Other			
Total reserve capital	1 190 378	998 829	996 994

Note 15.

REVALUATION RESERVE CAPITAL	H1/2003	2002	H1/2002
a) due to revaluation of tangible fixed assets	703 860	705 380	706 756
b) due to gains / losses on valuation of financial instruments, of which:	276 764	166 107	25 566
- due to valuation of hedging instruments	276 764	166 107	25 566
c) due to deffered income tax	(79 372)	(49 548)	(12 808)
d) exchange rate differences on foreign divisions			
e) other			
Total revaluation reserve capital	901 252	821 939	719 514

Note 16.

OTHER RESERVE CAPITAL (BY DESIGNATION)	H1/2003	2002	H1/2002
Total other reserve capital			

Note 17.

WRITE-OFF OF NET PROFIT IN THE FINANCIAL YEAR	H1/2003	2002	H1/2002
Total write-off of net profit in the financial year			

Note 18A.

CHANGE IN PROVISION FOR DEFERRED INCOME TAX	H1/2003	2002	H1/2002
1. Provision for deferred income tax at the beginning of the period, of which:	196 940	100 806	100 806
a) recognised in financial result			
b) recognised in shareholders' funds	196 940	100 806	100 806
- exchange rate differences	1 795	5 966	5 966
- interest	1 750	6 907	6 907
- valuation of derivative transactions	39 986	27 236	27 236
- depreciation	93 069	55 637	55 637
- revaluation of hedging instruments	49 548		
- valuation of embedded instruments	2 654		
- other	8 138	5 060	5 060
c) recognised in goodwill or negative goodwill			
2. Increases	140 280	137 842	181 396
a) recognised in financial result for the period in connection with positive timing differences, due to:	75 242	85 640	157 015
- exchange rate differences	2 663	1 789	27 062
- interest	1 461	1 490	2 884
- valuation of derivative transactions	44 628	39 529	108 730
- depreciation	25 798	39 311	14 745
- other	692	3 521	3 594
b) recognised in shareholders' funds in connection with positive timing differences, due to:	65 038	52 202	24 381
- valuation of embedded instruments		2 654	4 420
- revaluation of hedging instruments	65 038	49 548	19 961
c) recognised in goodwill or negative goodwill in connection with positive timing differences, due to:			
3. Decreases	(64 288)	(41 708)	(162 283)
a) recognised in financial result for the period in connection with positive timing differences, due to:	(29 074)	(35 766)	(155 130)
- exchange rate differences	(134)	(18)	(31 721)
- interest	(1 679)	(6 638)	(7 948)
- valuation of derivative transactions	(14 922)	(26 762)	(108 485)
- depreciation	(7 772)	(1 879)	(5 105)
- other	(4 567)	(469)	(1 871)
b) recognised in shareholders' funds in connection with positive timing differences, due to:	(35 214)	(5 942)	(7 153)
- exchange rate differences		(5 942)	
- revaluation of hedging instruments	(35 214)		(7 153)
c) recognised in goodwill or negative goodwill in connection with positive timing			
4. Total provision for deferred income tax at the end of the period	272 932	196 940	119 919
a) recognised in financial result	46 168	49 874	1 885
- exchange rate differences	2 529	1 771	(4 659)
- interest	(218)	(5 148)	(5 064)
- valuation of derivative transactions	29 706	12 767	245
- depreciation	18 026	37 432	9 640
- other	(3 875)	3 052	1 723
b) recognised in shareholders' funds	226 764	147 066	118 034
- exchange rate differences	1 795	24	5 966
- interest	1 750	6 907	6 907
- valuation of derivative transactions	39 986	27 236	27 236
- depreciation	93 069	55 637	55 637
- valuation of embedded instruments	2 654	2 654	4 420
- revaluation of hedging instruments	79 372	49 548	12 808
- other	8 138	5 060	5 060
c) recognised in goodwill or negative goodwill			

POSITIVE TEMPORARY DIFFERENCES

Item	Description	Type of timing differences	Beginning of period	End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Fixed assets				
I	intangible fixed assets	depreciation	105	1 087	to full depreciation
II	tangible fixed assets	depreciation	345 271	410 377	to full depreciation
B	Current assets				
I	inventory	valuation of inventories	62	66	without limit time
II	short term debtors	accrued interest on debtors	3 282	2 954	2003
		accrued interest on debtors	34	27	2006
		discount of bill of exchange		8	2003
		accrued penalties	29		
		income from decrease of capital	1 584		
		accrued positive exchange rate differences	114	4 930	2003
III	short term investments				
	short term financial assets	accured loans interests	3 157	2 682	2003
	other short term financial assets	valuation of financial income from derivative transactions	135 585	226 408	2003/2004
		valuation of hedging instruments	(21 687)		
		valuation of securities	3 448	225	2003
		valuation of embedded instruments	13 693	13 082	without limit time
	cash and cash equivalents	accrued positive exchange rate differences	75	476	2003
		accrued interest from bank deposits	7	10	2003
	SHAREHOLDERS' FUNDS AND LIABILITIES				
A	Shareholders' funds	paid exchange rate differences on bank loans	21 154	12 238	2003
		revaluation reserve capital (re hedging instruments)	183 513	293 972	
B	Liabilities and provisions for liabilities				
I	long term liabilities				
	long term bank loans	accrued positive exchange rate differences	4 588	4 588	2003
II	short term liabilities				
	short term bank loans	accrued positive exchange rate differences	1 393	5 966	2003
	due to goods, work and services	accrued positive exchange rate differences	54	55	2003
	other financial liabilities	valuation of financial income from derivative transactions	34 198	31 709	2003/2004
		accrued positive exchange rate differences financial leasing	425		
	Total positive temporary differences		730 084	1 010 860	

Note 18B.

CHANGE IN LONG TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period	611 996	594 980	594 980
- retirement-disability rights	98 064	100 685	100 685
- jubilee awards	166 159	170 746	170 746
- coal-equivalent payments	347 773	323 549	323 549
b) increase, due to:	15 215	38 091	17 946
- retirement-disability rights	629	9 517	
- provision for jubilee awards		9 041	
- coal-equivalent payments	14 586	19 533	17 946
c) utilisation, due to:			
d) release, due to:	(5 915)	(21 075)	(17 676)
- retirement-disability rights		(12 138)	(6 681)
- jubilee awards	(5 915)	(13 628)	(10 995)
- coal-equivalent payments		4 691	
e) end of the period	621 296	611 996	595 250
- retirement-disability rights	98 693	98 064	94 004
- jubilee awards	160 244	166 159	159 751
- coal-equivalent payments	362 359	347 773	341 495

Note 18C.

CHANGE IN SHORT TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period	48 555	45 210	45 210
- retirement-disability rights	10 284	9 825	9 825
- jubilee awards	20 147	20 160	20 160
- coal-equivalent payments	18 124	15 225	15 225
b) increase, due to:		17 068	
- creation of provisions for retirement-disability rights		459	
- creation of provisions for coal-equivalent payments		16 609	
c) utilisation, due to:			
d) release, due to:		(13 723)	
- jubilee awards		(13)	
- coal-equivalent payments		(13 710)	
e) end of the period	48 555	48 555	45 210
- retirement-disability rights	10 284	10 284	9 825
- jubilee awards	20 147	20 147	20 160
- coal-equivalent payments	18 124	18 124	15 225

Note 18D.

CHANGE IN OTHER LONG TERM PROVISIONS (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period	412 859	436 238	436 238
- costs of mine closure	370 056	405 180	405 180
- future costs of disposal of fixed assets	4 492	5 863	5 863
- other provisions for potential losses, expenses and liabilities	38 311	25 195	25 195
b) increase, due to:	10 065	17 934	16 831
- creation of provisions for costs of mine closure	7 378	1 276	1 275
- creation of provisions for costs of fixed assets	46		
- creation of other provisions for potential losses, expenses and liabilities	2 641	16 658	15 556
c) utilisation, due to:			
d) release, due to:	(10 907)	(41 313)	(55 534)
- changes of valuation of provisions for mine closure costs	(10 572)	(36 400)	(55 440)
- future costs of disposal of fixed assets	(66)	(1 371)	(49)
- release of provisions for other potential losses, expenses and liabilities	(269)	(3 542)	(45)
e) end of the period	412 017	412 859	397 535
- costs of mines closure	366 862	370 056	351 015
- future costs of disposal of fixed assets	4 472	4 492	5 814
- other provisions for potential losses, expenses and liabilities	40 683	38 311	40 706

Note 18E.

CHANGE IN OTHER SHORT TERM PROVISIONS (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period	84 249	73 451	73 451
- costs of mines closure	3 353	3 231	3 231
- future costs of disposal of fixed assets	2 756	2 460	2 460
- potential state budget liabilities	32 645	36 930	36 930
- disputed issues and other liabilities	45 495	30 830	30 830
b) increase, due to:	2 395	50 201	33 387
- creation of provision	2 395	50 201	33 387
c) utilisation, due to:	(38 476)	(18 170)	(7 691)
- realisation of expenses	(38 476)	(18 170)	(7 691)
d) release, due to:	(8 517)	(21 233)	(481)
- release of unnecessary provision due to re-evaluation	(8 517)	(21 233)	(481)
e) end of the period	39 651	84 249	98 666
- costs of mines closure	963	3 353	2 852
- future costs of disposal of fixed assets	2 152	2 756	2 083
- potential budget liabilities	16 966	32 645	43 975
- disputed issues and other liabilities	19 570	45 495	49 756

Note 19A.

LONG TERM LIABILITIES	H1/2003	2002	H1/2002
a) toward subsidiaries			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
b) toward co-subsidiaries			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
c) toward associates			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
d) toward significant investor			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
e) toward dominant entity			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
f) toward other entities	9 126	1 206 122	123 228
- bank and other loans	5 000	1 201 770	123 228
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements	4 126	4 352	
- other (by type)			
Total long term liabilities	9 126	1 206 122	123 228

Note 19B.

LONG TERM LIABILITIES - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	H1/2003	2002	H1/2002
a. Over 1 year, to 3 years	6 400	1 203 938	123 228
b. Over 3 years, to 5 years	2 726	2 184	
c. Over 5 years			
Total long term liabilities	9 126	1 206 122	123 228

Note 19C.

LONG TERM LIABILITIES (BY CURRENCY)	H1/2003	2002	H1/2002
a) in Polish currency	9 126	919 352	
b) in foreign currency		286 770	123 228
b1.unit / currency '000 / USD		73 500	30 000
'000PLN		286 770	123 228
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total long term liabilities	9 126	1 206 122	123 228

Note 19D.

LONG TERM LIABILITIES DUE TO BANK AND OTHER LOANS									
Name of entity (company) and legal form	Location of Office	Amount of bank/other loans according to agreement		Payable amount of bank/other loans		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
Wojewódzki Fundusz Ochrony Środowiska	Wrocław	5 000		5 000		6%	16.12.2006	Own bill of exchange, registered pledge	
Total		5 000		5 000					

Due to long term bank loans drawn, the following security have been applied:

Type of security	Amount in PLN	Time-limit
Own bill of exchange, registered pledge	5 000	16.12.2006

Note 19E.

LONG TERM LIABILITIES DUE TO THE ISSUING OF DEBT LONG TERM FINANCIAL INSTRUMENTS							
Corporate bonds by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Quotation market	Other

Note 20A.

SHORT TERM LIABILITIES	H1/2003	2002	H1/2002
a) toward subsidiaries	122 064	174 481	255 804
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:	86 864	74 033	66 150
- less than 12 months	86 864	74 033	66 150
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)	35 200	100 448	189 654
- liabilities due to additional payments to capital	35 000	100 000	189 000
- other liabilities	200	448	654
b) toward co-subsidiaries			
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			
c) toward associates	5 284	33 885	28 519
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:	3 850	33 281	28 517
- less than 12 months	3 850	33 281	28 517
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)	1 434	604	2
- property insurance			2
- other liabilities	1 434	604	
d) toward signifficant investor			
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			
e) toward dominant entity			
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			

f) toward other entities	2 333 320	1 176 623	2 433 387
- bank and other loans, of which:	1 931 225	717 627	2 074 106
- long term bank and other loans repayable in the present period	1 206 548		
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:	35 058	14 816	53 281
- due to valuation of derivative instruments	33 934	14 816	53 281
- other	1 124		
- due to goods, works and services:	114 301	174 232	118 182
- less than 12 months	114 301	174 232	118 182
- over 12 months			
- advances received for deliveries	956		
- bills of exchange payable			
- due to taxes, customs duty and other benefits	140 147	72 862	48 357
- due to wages	37 682	79 470	40 420
- other (by type)	73 951	117 616	99 041
- mining royalty	11 936	9 715	12 634
- liabilities due to leasing		1 016	
- environmental fees	16 071	17 315	14 789
- other	45 944	89 570	71 618
g) special funds (by type)	67 958	54 136	63 467
- social fund	61 599	51 097	63 417
- other funds	6 359	3 039	50
Total short term liabilities	2 528 626	1 439 125	2 781 177

Note 20B.

SHORT TERM LIABILITIES (BY CURRENCY)	H1/2003	2002	H1/2002
a) in Polish currency	1 483 315	711 545	1 563 723
b) in foreign currency	1 045 311	727 580	1 217 454
b1.unit / currency '000 / USD	263 359	184 826	294 677
'000PLN	1 044 670	726 924	1 216 535
b2.unit / currency '000 / EUR	27	39	104
'000PLN	122	158	421
b3.unit / currency '000 / GBP	79	80	79
'000PLN	519	498	498
other currencies in '000PLN			
Total short term liabilities	2 528 626	1 439 125	2 781 177

KGHM Polska Miedź S.A. SA-P 2003 in '000 PLN

Note 20C.

SHORT TERM LIABILITIES DUE TO BANK AND OTHER LOANS

Name of entity (company) and legal form	Location of Head Office	Amount of bank and other loans according to agreement		Payable amount of bank and other loans		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
Bank ABN AMRO N.V. JPMorgan	Amsterdam London		200 000 USD	720 146	181 342 USD	Libor 3m + margin	22.07.2003	without security	
Bank PEKAO S.A.	Warsaw		43 500 USD	19 863	5 000 USD	Libor 1m + margin	31.01.2004	proxy rights to bank accounts	
				19 863	5 000 USD	Libor 1m + margin	31.01.2004		
				19 863	5 000 USD	Libor 1m + margin	31.01.2004		
				19 863	5 000 USD	Libor 1m + margin	31.01.2004		
				53 630	13 500 USD	Libor 1m + margin	31.01.2004		
				19 863	5 000 USD	Libor 1m + margin	31.01.2004		
				9 931	2 500 USD	Libor 1m + margin	31.01.2004		
				9 931	2 500 USD	Libor 1m + margin	31.01.2004		
Bank PEKAO S.A.	Warsaw	915 000		800 000		Wibor 1m + margin	31.01.2004	proxy rights to bank accounts PLN 915 000 thousand	
				115 000		Wibor 1m + margin	31.01.2004		
BANK HANDLOWY W WARSZAWIE S.A.	Warsaw		30 000 USD	118 740	30 000 USD	Libor 1m + margin	31.12.2003	proxy rights to bank accounts	
Wojewódzki Fundusz Ochrony Środowiska	Wrocław	1 000		1 000		6%	16.06.2004	own bill of exchange, registered pledge	
Unpaid interest on bank loans				3 532					
Total		916 000	273 500 USD	1 931 225	254 842 USD				

Due to short term bank loans drawn, the following security have been applied:

Type of security	Amount in PLN	Amount in foreign currency	Time-limit
proxy rights to bank accounts	118 740	30 000 USD	31.12.2003
proxy rights to bank accounts	172 807	43 500 USD	31.01.2004
proxy rights to bank accounts	915 000		31.01.2004
Own bill of exchange, registered pledge	1 000		16.06.2004

Note 20D.

SHORT TERM LIABILITIESS DUE TO THE ISSUING OF DEBT SHORT TERM FINANCIAL INSTRUMENTS

Corporate bonds by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Other

Note 21A

CHANGE IN NEGATIVE GOODWILL	H1/2003	2002	H1/2002
Beginning of the period			
a) increase, due to:			
b) decrease, due to:			
Negative goodwill at the end of the period			

Note 21B.

OTHER ACCRUALS AND DEFERRED INCOME	H1/2003	2002	H1/2002
a) accruals	156 199	126 696	160 744
- long term accruals (by type)			
- short term accruals (by type)	156 199	126 696	160 744
- wages with charges	130 890	98 266	128 172
- environmental fees	80	29	127
- liabilities due to unused vacations	13 090	13 400	13 706
- other	12 139	15 001	18 739
b) deferred income	16 538	17 605	2 764
- long term deferred income (by type)	2 011	2 078	2 018
- cash and cash equivalents received for acquisition or construction of fixed assets and research projects	2 011	2 078	1 270
- other			748
- short term deferred income (by type)	14 527	15 527	746
- payments for future services and advances of over 50% of their value	14 019	14 880	224
- grants, subsidies, subsidies relating to capital expenditure and research projects	399	535	272
- other	109	112	250
Total other accruals and deferred income	172 737	144 301	163 508

Note 22

INFORMATION USED IN THE CALCULATION OF NET ASSETS PER SHARE AND DILUTED NET ASSETS PER SHARE	H1/2003	2002	H1/2002
Shareholder's Funds	4 280 597	4 010 925	3 819 838
Shares outstanding	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	21.40	20.05	19.10
Diluted number of shares			
Diluted net assets per share (in PLN)			

The value of net assets per share was calculated as the relation between shareholder's funds of KGHM Polska Miedź S.A. on the balance sheet date to outstanding shares of KGHM Polska Miedź S.A.

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 23A.

CONTINGENT DEBTORS FROM RELATED ENTITIES (BY TYPE)	H1/2003	2002	H1/2002
a) received guarantees, of which:			
- from subsidiaries			
- from co-subsidiaries			
- from associates			
- from signifficant investor			
- from dominant entity			
b) other (by type)			
- of which: from subsidiaries			
- of which: from co-subsidiaries			
- of which: from associates			
- of which: from significant investor			
- of which: from dominant entity			
Total contingent debtors from related entities			

Note 23B.

CONTINGENT LIABILITIES TOWARD RELATED ENTITIES (BY TYPE)	H1/2003	2002	H1/2002
a) granted guarantees, of which:			
- toward subsidiaries			
- toward co-subsidiaries			
- toward associates			
- toward significant investor			
- toward dominant entity			
b) other (by type)			
- of which: toward subsidiaries			
- of which: toward co-subsidiaries			
- of which: toward associates			
- of which: toward significant investor			
- of which: toward dominant entity			
Total contingent liabilities toward related entities			

EXPLANATORY NOTES TO THE PROFIT AND LOSS ACCOUNT

Note 24A.

NET REVENUE FROM SALE OF PRODUCTS (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	H1/2003	H1/2002
- copper, precious metals and other smelter products	2 142 417	2 078 968
- of which: from related entities	435 449	512 469
- energy	24 439	21 444
- of which: from related entities	3 088	2 892
- processing of copper	35	2 286
- of which: from related entities		2 245
- salt	9 503	11 678
- of which: from related entities	9 503	1 724
- other products	14 980	18 179
- of which: from related entities	5 700	6 623
Total net revenue from sale of products	2 191 374	2 132 555
- of which: from related entities	453 740	525 953

Note 24B.

REVENUE FROM THE SALE OF PRODUCTS (TERRITORIAL STRUCTURE)	H1/2003	H1/2002
a) Domestic	619 557	666 065
- of which: from related entities	40 871	32 971
- copper, precious metals and other smelter products	571 964	616 441
- of which: from related entities	23 944	23 450
- energy	24 439	21 444
- of which: from related entities	3 088	2 892
- processing of copper	35	41
- of which: from related entities		
- salt	8 139	9 960
- of which: from related entities	8 139	6
- other products	14 980	18 179
- of which: from related entities	5 700	6 623
b) Export	1 571 817	1 466 490
- of which: from related entities	412 869	492 982
- copper, precious metals and other smelter products	1 570 453	1 462 527
- of which: from related entities	411 505	489 019
- energy		
- of which: from related entities		
- processing of copper		2 245
- of which: from related entities		2 245
- salt	1 364	1 718
- of which: from related entities	1 364	1 718
- other products		
- of which: from related entities		
Total revenue from the sale of products	2 191 374	2 132 555
- of which: from related entities	453 740	525 953

Note 25A.

REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	H1/2003	H1/2002
- wastes	3 736	3 411
- of which: from related entities	692	278
- resale of material	4 933	7 545
- of which: from related entities	3 131	4 715
- copper and cobalt	1 030	588
- of which: from related entities		
- other	474	2 031
- of which: from related entities	56	50
Total revenue from the sale of materials and goods for resale	10 173	13 575
- of which: from related entities	3 879	5 043

Note 25B.

REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (TERRITORIAL STRUCTURE)	H1/2003	H1/2002
a) Domestic	10 173	13 730
- of which: from related entities	3 879	5 043
- wastes	3 736	3 411
- of which: from related entities	692	278
- resale of material	4 933	7 545
- of which: from related entities	3 131	4 715
- copper	1 030	743
- of which: from related entities		
- other	474	2 031
- of which: from related entities	56	50

b) Export		(155)
- of which: from related entities		
- wastes		
- of which: from related entities		
- resale of material		
- of which: from related entities		
- cobalt		(155)
- of which: from related entities		
- other		
- of which: from related entities		
Total revenue from the sale of materials and goods for resale	10 173	13 575
- of which: from related entities	3 879	5 043

Note 26.

COSTS BY TYPE	H1/2003	H1/2002
a) Depreciation	149 682	150 831
b) Consumption of materials and energy	728 828	728 954
c) External services	350 380	371 395
d) Taxes and fees	112 291	112 773
e) Wages and salaries	513 519	425 629
f) Social insurance and other benefits	179 913	157 105
g) Other	32 061	26 708
- advertising and promotion costs	6 913	6 709
- property and personnel insurance	7 272	7 632
- business trip	2 240	1 757
- other costs	15 636	10 610
Total costs by type	2 066 674	1 973 395
Change in work in progress and finished goods	(15 784)	39 178
Costs of production of products for internal use and other adjustments (negative value)	(8 259)	(22 619)
Selling costs (negative value)	(40 105)	(33 192)
General administration costs (negative value)	(204 133)	(202 126)
Costs of production of manufactured products sold	1 798 393	1 754 636

Note 27.

OTHER OPERATING INCOME	H1/2003	H1/2002
a) Release of provisions, due to:	13 024	18 383
- acquisition of site for building of tailings pond (revaluation)	5 203	
- retirement and similar rights	5 915	17 676
- other liabilities	1 906	707
b) other, of which:	22 321	52 057
- reversal of allowance for assets, upon elimination of case for their creation	3 026	66
- recovery from liquidation of fixed assets	681	295
- penalties and damages paid to the company	1 158	322
- write-off of liabilities	80	88
- correction of real estate tax from prior year	3 493	44 756
- other operating income	13 883	6 530
Total other operating income	35 345	70 440

Note 28.

OTHER OPERATING COSTS	H1/2003	H1/2002
a) Provisions created due to:	19 035	60 540
- future costs of mine closure		2 082
- retirement and similar rights	15 215	17 946
- liabilities for mining royalty		15 408
- acquisition costs of site for building of tailings pond (revaluation)	3 083	19 556
- other	737	5 548
b) other, of which:	17 877	4 934
- donations	4 124	413
- correction of real estate tax	2 258	
- other	11 495	4 521
Total other operating costs	36 912	65 474

ADJUSTMENT IN VALUE OF NON-FINANCIAL ASSETS

Description	H1/2003	H1/2002
- liquidation of unused fixed assets	1 203	520
- valuation of fixed assets under construction	71	187
- valuation of by-products and materials inventory to market prices	1 888	547
- increase of allowance for foreign trade debtors, due to change in exchange rate	2 730	3 001
- allowance for debtors	29 735	79
Total adjustment in value of non-financial assets	35 627	4 334

Note 29A.

FINANCIAL INCOME FROM DIVIDENDS AND SHARE IN PROFIT	H1/2003	H1/2002
a) from related entities	1 134	4 399
- from subsidiaries	700	3 809
- from co-subsidiaries		
- from associates	434	590
- from significant investor		
- from dominant entity		
b) from other entities	46 634	
Total financial income from dividends and share in profit	47 768	4 399

Note 29B.

FINANCIAL INCOME FROM INTEREST	H1/2003	H1/2002
a) due to loans	5 770	8 713
- from related entities, of which:		
- from subsidiaries		
- from co-subsidiaries		
- from associates		
- from significant investor		
- from dominant entity		
- from other entities	5 770	8 713
b) other interest	52 176	87 452
- from related entities, of which:	47 732	69 804
- from subsidiaries	47 731	69 609
- from co-subsidiaries		
- from associates	1	195
- from significant investor		
- from dominant entity		
- from other entities	4 444	17 648
Total financial income from interest	57 946	96 165

Note 29C.

OTHER FINANCIAL INCOME	H1/2003	H1/2002
a) foreign exchange gains	4 661	
- realised	(788)	
- unrealised	5 449	
b) release of provisions, due to:	1 876	
- financial risk - interest	1 876	
c) other, of which:	6 915	49 103
- correction of interest accounted for 2001		(17 665)
- revaluation of provision for mine closure costs	4 302	65 338
- valuation of embedded instruments	819	1 215
- other financial income	1 794	215
Total other financial income	13 452	49 103

Foreign exchange gains are presented as an excess of foreign exchange gains over losses

Foreign exchange gains as in accounts	5 451
Foreign exchange losses as in accounts	790

Note 30A.

FINANCIAL COSTS FROM INTEREST	H1/2003	H1/2002
a) from bank and other loans:	49 679	73 816
- to related entities, of which:		
- to subsidiaries		
- to co-subsidiaries		
- to associates		
- to significant investor		
- to dominant entity		
- to other entities	49 679	73 816
b) other interest	(1 824)	6 265
- to related entities, of which:		
- to subsidiaries	21	
- to co-subsidiaries		
- to associates		
- to significant investor		
- to dominant entity		
- to other entities	(1 845)	6 265
Total financial costs from interest	47 855	80 081

Note 30B.

OTHER FINANCIAL COSTS	H1/2003	H1/2002
a) foreign exchange losses		13 081
- realised		9 471
- unrealised		3 610
b) provisions created, due to:	1 197	8 382
- risk of State Budget interest	1 197	8 382
c) other, of which:	29 305	25 255
- allowance for debtors due to interest	15 338	22
- commission	694	11 930
- revaluation of provision for mine closure costs	7 378	9 090
- valuation of embedded instruments	3 388	3 990
- other financial costs	2 507	223
Total other financial costs	30 502	46 718

Note 31.
Information on the results of sales of all or part of subordinated units and on the means of settlement will be presented in the consolidated financial report.

Note 32.

EXTRAORDINARY GAINS	H1/2003	H1/2002
a) profits resulting from accidents	20	
b) other, by type:		
Total extraordinary gains	20	

Note 33.

EXTRAORDINARY LOSSES	H1/2003	H1/2002
a) losses resulting from accidents	4	9
b) other, by type:		
Total extraordinary losses	4	9

Note 34A.

CURRENT TAXATION	H1/2003	H1/2002
1. Profit (loss) before taxation	248 345	204 482
2. Differences between profit (loss) before tax and tax base (by item)	(28 864)	67 333
- provisions created	211 673	219 620
- provisions released	(142 395)	(103 904)
- interest paid	6 229	5 400
- accrued interest, recovered on tax overpayment	(8 543)	(19 993)
- State budget interest and interest accrued on bank loans	547	10 995
- positive realised exchange rate differences	71	24 302
- positive accrued exchange rate differences	(26 106)	(13 956)
- negative realised exchange rate differences	(4 922)	(5 634)
- negative accrued exchange rate differences	3 558	17 565
- income from realised derivative transactions	98 351	89 309
- accrued income from derivative transactions	(156 767)	(216 134)
- costs of realised derivative transactions	(35 396)	(94 755)
- accrued costs of derivative transactions	103 551	100 980
- other	(78 715)	53 538
3. Tax base	219 481	271 815
4. Corporate income tax at the rate of 28%, 27%	59 260	76 108
5. Increases, waivers, reliefs, write offs and reductions of tax	84	(5 077)
6. Current corporate income tax charge disclosed in tax return for the period, of which:	59 344	71 031
- shown in profit and loss acount	59 344	71 031
- relating to the items, which decreased or increased shareholders' funds		
- relating to the items, which decreased or increased goodwill or negative goodwill		

Note 34B.

DEFERRED INCOME TAX, SHOWN IN THE PROFIT AND LOSS ACCOUNT	H1/2003	H1/2002
- decrease (increase) due to the arise and reversal of temporary differences	(34)	(34 732)
- decrease (increase) due to changes in taxation rates		3 221
- decrease (increase) due to previously unrecognised tax losses, tax relief or prior period temporary differences		
- decrease (increase) due to the write-off of deferred income tax assets or to inability to utilise the deferred income tax provision		
- other elements of deferred tax (by type)		
Total deferred income tax	(34)	(31 511)

Note 34C.

TOTAL DEFERRED INCOME TAX	H1/2003	H1/2002
- recognised in shareholders' funds	(29 824)	(12 808)
- recognised in goodwill or negative goodwill		

Note 34D.

TAXATION SHOWN IN THE PROFIT AND LOSS ACCOUNT DUE TO	H1/2003	H1/2002
- discountinued activity		
- extraordinary items	4	(3)

Note 35.

OTHER CHARGES ON PROFIT (INCREASE LOSSES), DUE TO:	H1/2003	H1/2002
Total charges on profit (increase losses)		

Note 36.

SHARE IN PROFIT (LOSSES) OF SUBORDINATED ENTITIES VALUED BY THE EQUITY METHOD OF WHICH:	H1/2003	H1/2002
- write-off of goodwill of subordinated entities		
- write-off of negative goodwill of subordinated entities		
- write-off of differences in valuation of net assets		

Note37.

PROPOSAL OF PROFIT DISTRIBUTION / COVERAGE OF LOSSES

Description	H1/2003	H1/2002
Profit / loss for the period	188 967	164 962
Distribution of profit / coverage of losses	188 967	164 962
- transfer to reserve capital	188 967	164 962

Note 38.

Information used in the calculation of profit per ordinary share and diluted profit per ordinary share

Item	Description	Number of shares	Registration date	Rights to dividends	H1/2003	2002	H1/2002
1	Ordinary shares - Act of transformation of 9.09.1991*	53 000 000	12.09.1991	per registration date			
2	Ordinary shares - Resolution of the Extraordinary GSM of 30.04.1997	147 000 000	16.05.1997	01.01.1997			
3	Average weighted number of ordinary shares				200 000 000	200 000 000	200 000 000
4	Net profit (loss) for 12 months (in '000PLN)				278 551	254 546	(173 197)
5	Net profit (loss)per share (in PLN)				1.39	1.27	(0.87)
6	Average weighted diluted number anticipated of ordinary shares						
7	Diluted net profit per share (in PLN)						

*For purposes of comparision, the number of shares assumed following a stock split was authorized on the basis of a resolution of the Extraordinary General Meeting of Shareholders of 30 April 1997 (date of registration 16 May 1997)

Net profit per ordinary share is calculated as the relation of net profit of the KGHM Polska Miedź S.A. for the last 12 months prior to the balance sheet date, given an average weighted number of ordinary shares of KGHM Polska Miedź S.A. remaining in the possession of shareholders in specific periods

EXPLANATORY NOTES TO THE CASH FLOWS STATEMENT

Explanatory Note Nr 1
to the Cash Flows Statement

STRUCTURE OF CASH AND CASH EQUIVALENTS IN THE STATEMENT OF CASH FLOWS FOR THE PERIOD FROM 1 JANUARY 2003 TO 30 JUNE 2003

Item	Description	Beginning of period	End of period	Change
1	2	3	4	5
1.	Cash in hand	150	114	(36)
2.	Cash at bank	22 215	3 591	(18 624)
3.	Other cash and cash equivalents, of which:		75	75
	a) cash in transit		75	75
4.	Other monetary assets	96 362	160 130	63 768
	a) financial assets payable or due within 3 months from the date of their receipt, issuance, acquisition or from establishment - cash deposits, cheques, external bills of exchange and other financial assets	92 907	159 894	66 987
	b) interest from financial assets payable or due within 3 months from the date of their receipt, issuance, acquisition or from establishment	3 455	236	(3 219)
5.	Total cash and cash equivalents shown in the statement of cash flows	118 727	163 910	45 183
	including those having limited rights of disposal	x	25 859	x

KGHM Polska Miedź S.A. SA-P 2003 in '000 PLN

Explanatory Note Nr 2
to the Cash Flows Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE STATEMENT OF CASH FLOWS

Change in provisions for the period from 1 January 2003 to 30 June 2003

Item	Description	Change
1	2	3
1	Provisions from the balance sheet	39 852
2	Deferred income tax provisions- item recognised in shareholders' funds	29 824
3	Change in provisions in the cash flow statement (1-2)	10 028

Change in debtors for the period from 1 January 2003 to 30 June 2003

Item	Description	Change
1	2	3
1	Short-term debtors from the balance sheet	65 393
2	Long-term debtors from the balance sheet	1 402
3	Debtors due to investment activity	1 757
4	Change in debtors in the cash flow statement (1+2-3)	65 038

Change in cash and cash equivalents for the period from 1 January 2003 to 30 June 2003

Item	Description	Change
1	2	3
1	Cash and cash equivalents from the balance sheet	45 477
2	Change in cash and cash equivalents due to exchange rate differences	294
3	Change in cash and cash equivalents in the cash flow statement (1-2)	45 183

Explanatory Note Nr 2 - cont.
to the Cash Flows Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE STATEMENT OF CASH FLOWS

Change in liabilities for the period from 1 January 2003 to 30 June 2003

Item	Description	Change
1	2	3
1	Short term liabilities in the balance sheet	1 089 501
2	Loans	1 000
3	Bank loans	1 212 598
4	Other short term financial liabilities	19 226
5	Liabilities from investing activities	(87 273)
6	Other long term liabilities	
7	Change in liabilities due to operating activity in the cash flow statement (1-2-3-4-5+6)	(56 050)

Change in prepayments and accruals for the period from 1 January 2003 to 30 June 2003

Item	Description	Change
1	2	5
1	Accruals (in the balance sheet)	28 436
2	Negative goodwill	
I	Change in accruals (1-2)	28 436

Item	Description	Change
1	Long term prepayments	(45 343)
2	Long term prepayments due to income tax - items recognised in shareholders' funds	
3	Short term prepayments	(37 915)
II	Change in prepayments (1-2+3)	(83 258)
III	Change in prepayments in the cash flow statement (I+II)	(54 822)

Explanatory Note Nr 3
to the Cash Flows Statement

DESCRIPTION OF ADJUSTMENTS, INFLOWS AND OUTFLOWS, WHOSE TOTAL EXCEEDS 5% OF THE TOTAL AMOUNT OF ADJUSTMENTS, INFLOWS AND OUTFLOWS AS SHOWN FOR THE GIVEN ACTIVITY IN THE STATEMENT OF CASH FLOWS

Item	Financial statement item	H1/2003	H1/2002
I.	Other items of operating activities in the statement of cash flows, of which:	51 501	(219 890)
1.	valuation of derivative and embedded instruments	22 943	(35 525)
2.	adjustment of revaluation reserve capital from realised and unrealised exchange rate differences on bank loans	(8 862)	(18 604)
3.	reclassification of interest on loans from prepayments to financial assets		4 759
4.	effects of changes in principles for creating provisions for mine closure costs, adapted to IAS		(164 781)
5.	reclassification of interest on loans from short term financial assets to cash and cash equivalents	3 157	
6.	adjustment of cash flow due to hedging instruments respecting operating activities	32 922	(5 880)
II.	Other inflow from investing activities		
III.	Other outflow from investing activities in the statement of cash flows, of which:	(591)	(1 274)
1.	costs of liquidation of tangible and intangible fixed assets	(591)	(907)
IV.	Other inflow from financing activities		
V.	Other outflow from financing activities		

ADDITIONAL EXPLANATORY NOTES

TO THE HALF -YEAR FINANCIAL REPORT

SA-P 2003

KGHM Polska Miedź S.A. SA-P 2003 EXEMPTION NUMBER: 82-4639 in '000 PLN

Additional Explanatory Notes
Note Nr 1.1

INFORMATION ON FINANCIAL INSTRUMENTS

Item	Description	Financial assets held for trading	Financial liabilities held for trading	Loans granted and own debtors *	Financial assets held to maturity	Financial assets saleable
1.	Beginning of the period	29 649	1 045 801	101 207	1 496 146	449 750
2.	Additions	117 060	1 098 921	81 243	8 166 654	
	- acquisition, creation, drawing	182	46 169	78 561	8 162 789	
	- valuation		2 780		9	
	- revaluation	116 228	12 188	2 682	236	
	- reclassification		1 032 120			
	- other	650	5 664		3 620	
3.	Disposal	9 765	1 085 440	80 654	8 078 336	
	- disposal, release, repayment	7 501	53 094	80 628	8 074 560	
	- valuation	725	226	26		
	- revaluation	1 306			320	
	- reclassification		1 032 120			
	-other	233			3 456	
4.	End of the period	136 944	1 059 282	101 796	1 584 464	449 750
of which:						
4.1	presented in balance sheet with indication of item	136 944	1 059 282	101 796	1 584 464	449 750
	Other short term financial assets - derivative instruments held for trading	125 290				
	Other short term financial assets	11 654		125		
	Short term financial assets - other securities, financial debt instruments					
	Long term liabilities- loans		5 000			
	Long term liabilities-other financial liabilities		4 126			
	Short term liabilities-bank loans		1 038 271			
	Short term liabilities-other financial liabilities		4 221			
	Other financial liabilities - derivative instruments held for trading		7 664			
	Long term financial assets-loans granted			98 050		
	Short term financial assets-loans granted			759		
	Short term financial assets-other securities, treasury bonds					
	Short term financial assets - unpaid interest on long term loans			2 682		
	Other monetary assets - bank deposits				142 380	
	Other monetary assets - unpaid interest on debt long term securities				226	
	Other monetary assets - securities financed by the Social Fund				17 524	
	Long term securities				1 372 647	
	Trade debtors - debtors from derivative instruments			180		
	Long term financial assets - shares					449 750
	Long term financial assets - other securities				51 687	
	Other					
4.2	off-balance sheet items					

* from own debtors are excluded debtors and liabilities related to the physical delivery of goods

I. NOTES

Presentation of hedging transactions:

Description	Financial assets - hedging transactions - derivative instruments	Financial liabilities - hedging transactions - bank loans	Financial liabilities - hedging transactions - derivative instruments
Beginning of the period	126 513	882 506	5 929
Additions	99 742	10 448	41 426
- acquisition, creation, drawing	40 906		41 426
- valuation		10 448	
- revaluation	58 836		
-reclassification			
Disposal	51 458		24 182
- disposal, release, repayment	51 458		1 057
- valuation			
- revaluation			23 125
-reclassification			
End of the period	174 797	892 954	23 173

FINANCIAL INSTRUMENTS

RISK MANAGEMENT IN THE COMPANY

The main risk to which the Company is exposed in connection with its activities is the risk of changes in the prices of copper and silver and currency risk. Fluctuations in the prices of these metals have a significant impact on the financial results of the Company.

The Company employs a wide range of derivative financial instruments as risk management tools and for trading purposes. The policy and the strategy of using derivatives is defined and monitored by the Management Board.

Commodity price risk

The main risk is the effect of the generally-accepted in the metal industry method of pricing sales contracts, whereby prices are set based on average monthly prices (from the month of delivery of goods to the client) quoted on the London Metal Exchange (LME) in the case of copper, and on the London Bullion Market (LBM) in the case of silver. Both of these markets are quite small in comparison to the global financial market which, due to the influence of speculative activities by large investment funds on the above-mentioned metals markets, may bring about significant differences between prices set on the institutional markets and prices which are adequate to meeting the needs of a particular sector.

The Company manages its price risk using forwards and options contracts. Some of the instruments used by the Company create a zero-cost options structure, e.g. collar-type contracts.

Some of our clients expect that the price basis in the contracts will be defined in a non-standard way (in particular with a fixed price in the long term). To meet such expectations the Company enters into commodity swaps, which permit customers to be offered the requested price and the Company to receive an average price from the month of the delivery. At the date of the final settlement the additional profit (loss) from the derivative is offset by a corresponding loss (profit) from physical sale of the goods. As a results the Company always obtains an average price from the month of the delivery.

The instruments described above are classified and recognised in the financial statements as hedging instruments. Other transactions are treated as instruments held for trading purposes. Accounting policies applied in respect of these transactions are described in the Introduction.

Currency risk

Currency risk is important to the Company since it impacts on the Company's revenues from export contracts expressed in foreign currencies, while the basic currency for the Company is the Polish złoty. Other revenues from the domestic sales contracts for the Company's products, despite being expressed in the Polish złoty, are also dependent on the USD exchange rate.

This is the reason why the Company actively manages the currency risk.

The Company hedges projected revenues which are exposed to currency risk using currency forwards, options strategies and rarely by swaps. The Company intends to protect in this way its future sales expressed in foreign currencies.

As its revenues are denominated in foreign currencies, the Company also takes on liabilities in these currencies. Thus the credits drawn constitute a hedge against fluctuations of the exchange rate and are treated as hedging transactions.

Interest rate risk

KGHM Polska Miedź S.A. is exposed to the risk of changes in short term interest rates applied to debt with variable interest rates, as well as to changes in long term interest rates in the case of drawing new or refinancing existing debt.
The Company did not hedge interest rate risk in the first half of 2003.

Credit risk

KGHM Polska Miedź S.A. is exposed to three main areas of credit risk:
- the creditworthiness of customers with whom it undertakes products sales transactions, in particular should there exist a non-standard base price;
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes derivative transactions; and
- the creditworthiness of the entities in which KGHM Polska Miedź S.A. invests, or whose securities it purchases.

Due to the derivative transactions, the Company is subject to credit risk in case the parties to a contract failed to meet their obligations with respect to financial instruments. However, in view of the high creditworthiness of its counterparties and their number, the concentration of credit risk is not significant.

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

RECOGNITION OF DERIVATIVES IN THE BALANCE SHEET

All derivatives have been recognised in the balance sheet and valued in their fair value. Balance sheet line items in which they are included are shown below:

Item	30 June 2003 [in '000 PLN]	30 June 2002 [in '000 PLN]
Short term financial assets	311 741	78 434
Short term liabilities	33 934	53 281
Total	277 807	25 153

LIST OF DERIVATIVE FINANCIAL INSTRUMENTS AS AT THE BALANCE SHEET DATE

		30 June 2003		30 June 2002	
Type of financial instrument		Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]	Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]
INSTRUMENTS HELD FOR TRADING PURPOSES					
Commodity instruments – copper					
Swaps - exchange of fixed prices for floating	I	1 167	(2 718)		(2 161)
Bought call and put options	II			2 512	
Written call and put options	III		(417)		(17 344)
Commodity instruments – silver					
Written call and put options	IV				(4 906)
Swaps - exchange of fixed prices for floating	V	13 004	(2 098)	6 379	
Swaps - exchange of floating prices for fixed	VI	28 468			(2 066)
Currency instruments					
Forwards	VII	82 234	(1 418)		
Written call and put options	VIII		(422)		(15 184)
CASH FLOW HEDGES					
Copper price risk					
Swaps - exchange of fixed prices for floating	IX		(3)	14	
Swaps - exchange of floating prices for fixed	X	27 889	(71)		

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

Bought put options and collar transactions	XI	38 610	(18 853)	2 433	
Silver price risk					
Swaps - exchange of floating prices for fixed	XII	13 590	(27)	2 597	(8 159)
Exchange rate risk					
Forwards	XIII	94 708	(4 219)	20 498	
Collar contracts	XIV			27 852	

EMBEDDED INSTRUMENTS IN AGREEMENTS					
Forwards	XV	11 654	(3 688)	13 571	(883)
Bought call and put options	XVI	417			
TOTAL INSTRUMENTS		311 741	(33 934)	75 856	(50 703)
TOTAL		277 807		25 153	

<u>Other information in respect of derivative financial instruments</u>

All instruments listed above are OTC contracts, and therefore there are no margins required by clearing houses. However, due to the sufficient liquidity of the market it is possible to close and settle above mentioned transactions at any given moment by entering into a proper transaction with a counterparty or by entering an appropriate opposite transaction.
All transactions relating to copper and silver price risk are denominated in US dollars.

Exercise prices of the instruments

The Company does not disclose some parameters of the instruments, because due to specific market conditions and the short term of the transactions the disclosure of such information could significantly impair the Company's competitive position.

(I) Fair value of swap contracts for the notional volume of 26.7 thousand tonnes; expiry date June 2003 and settlement date July 2003

(II, III) Exercise price of written options ranges amount of 1605 USD/t. The net notional volume of outstanding option contracts amounts to– long position 2.3 thousand tonnes. The options settlement dates are in January 2004

(V) The notional volume of outstanding swaps is 22.9 mln troy ounces. The expiry dates for the contracts are between June 2003 and June 2004. The fixed prices range between 4.35 – 4.8 USD/troz

(VI) The notional volume of outstanding swaps is 24 mln troy ounces. The expiry dates for the contracts are between June 2003 and June 2004. The fixed prices range between 4.805 – 5.12 USD/troz

(VII) This item relates to transactions which initially represented a hedge of planned revenues from sales of the Company in the second -half of 2003. Prior to the balance sheet date opposite transactions were entered into and the net nominal position is 0.

(VIII) The nominal value of options written is 120 200 thousand USD. Besides, the Company uses joint strategies financing bought copper put options with written USD call options. The instruments expire over the second half of 2003. The exercise prices of options written range between 4.50 USD/PLN – 4.92 USD/PLN.

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

(IX) Fair value of swap contracts for the notional volume of 50 tonnes, expiry date in July 2003 and settlement date is August 2003. The swaps are a hedge of a probable future valid commitment to be sold. The date of realisation of these hedged items is July 2003.

(X) Fair value of swap contracts for the notional volume 114.4 thousand tonnes and realisation date between August 2003 and July 2004. The fixed prices range from 1580 – 1750 USD/tonne The swaps are a hedge of copper sell prices from future, highly probable physical transactions between July 2003 and June 2004 and from a probable future valid commitment to be sold, whose realisation date is in August 2003.

(XI) The notional volume of bought put options (including collar) amounts to 149 thousand tonnes. The expiry dates for these contracts have been set between July 2003 and June 2004. The notional volume of written call options for collar transactions amounts to 149 thousand tonnes. The expiry dates for these contracts have been set between July 2003 and June 2004. The exercise price of options bought and written ranges between 1645 –1785 USD/tonne. The options are a hedge of copper sell prices from future highly probable physical transactions in the period from July 2003 to June 2004.

(XII) The notional volume of outstanding swaps is 13.83 mln troy ounces. The expiry dates have been set from July 2003 to June 2004. The fixed prices range between 4.55119 – 4.94 USD/troz. The swaps are a hedge of sell prices from future highly probable physical transactions in the period from July 2003 to June 2004 and from a probable future valid commitment to be sold, whose realisation date is in July 2003.

(XIII) The nominal value of outstanding forwards is 516 000 thousand USD. Minimum exercise rate is 3.9900 USD/PLN, while the maximum exercise rate is 4.4680 USD/PLN. The expiry dates of forwards cover second half of 2003 and the whole of 2004. The forwards are a hedge of planned revenues from sales, and thus represent a hedge against the risk associated with future planned cash flow. The planned realisation dates for the hedged positions are the second half of 2003 and the whole of 2004.

(XV) The nominal value of outstanding forwards are as follows: for sell EUR contracts, 14 998 514 EUR; for buy/sell USD contracts, the net long position 3 604 250 USD. The realisation dates for EUR sell contracts are between July 2003 and June 2017. The exercise prices range between 4.0999 and 10.8794 EUR/PLN. The expiry dates for buy/sell USD contracts are between July 2003 and July 2007. The exercise prices range between 4.4248 and 5.8117 USD/PLN.

(XVI) Exercise price of bought sell options of 1605 USD/tonne. Nominal value – short position 2.3 thousand tonnes. The settlement date of these options is in January 2004.

Fair value estimation methodology

The fair value of outstanding financial derivative instruments at the balance sheet date was set in accordance with the principles outlined in the Introduction to the financial report.

KGHM Polska Miedź S.A. does not apply hedging with respect to shares in the net assets of foreign entities.

OTHER INSTRUMENTS

I. A loan granted by KGHM PM S.A. to Polkomtel S.A.

a) Loan conditions for Polkomtel SA:

- amount of loan granted – PLN 98 050 thousand
- interest – WIBOR 6 months (set for two days prior to the interest period)+ 5% margin
- maturity – 31 December 2006
- the most recent interest period began on 1 April 2003 and ends on 1 October 2003, interest rate for this period is 10.82%, and interest to be paid as at 1 October 2003 will amount to PLN 5 393 thousand.

b) Valuation as at 30 June 2003:

- for valuation a discount rate of 3-month WIBOR was used, which as at 30 June amounted to 5.32 % + a margin.

This loan was valued in the same manner as variable interest bonds, with a valuation to fair value as at 30 June 2003 of PLN 100 795 thousand.
(a detailed valuation is shown in Table 1).

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the face value of variable interest bonds is always equal to their nominal value. During the period between payment dates, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above. The arguement for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.

II. Investment in the AIG Emerging Europe Infrastructure Fund

Based on valuation as at 31 December 2002, prepared based on the report of the Emerging Europe Infrastucture Fund, the value of this investment by the Company was PLN 29 668 thousand, of which:

1. value of shares: PLN 25 780 thousand
2. value of credit granted: PLN 3 889 thousand

In the first half of 2003 the Company obtained shares in the amount of PLN 22 339 thousand, paid a management fee of PLN 1 959 thousand and covered the cost of projects in the amount of PLN 312 thousand. The Company earned PLN 658 thousand in interest from the credit granted.

Based on valuation as at 30 June 2003 the value of this investment by the Company was PLN 51 687 thousand, of which:

1. value of shares: PLN 47 332 thousand
2. value of credit granted: PLN 4 355 thousand

III. Long term bank loan drawn by KGHM PM S.A. in Bank Handlowy w Warszawie SA.

a) Terms of the bank loan drawn in Bank Handlowy S.A.:

- amount of loan drawn: USD 30 000 thousand
- interest – 1-month LIBOR + 0.9% margin
- maturity: 31 December 2003*
- the most recent interest period began on 30 June 2003 and ends on 28 July 2003, with interest (LIBOR + margin) for this period of 2.02%, while interest paid as at 28 July 2003 will amount to USD 47 thousand.

* On 16 May 2003 Annex nr 2 was signed to the Credit Agreement, in which the final credit repayment date was changed, from 28 December 2004 to 31 December 2003.

b) Valuation as at 30 June2003:

- the LIBOR 1M discount rate was chosen for valuation, which on 30 June 2003 was 1.12 % + margin, and the FX sell rate of Bank Handlowy was 3.9580 PLN/USD.

Valuation was made in the same manner as for variable interest bonds, with a valuation to fair value of PLN 118 739 thousand (Table 1).

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the face value of variable interest bonds is always equal to their nominal value. During the period between dates of payments, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above, the argument for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.
This credit is treated as a financial liability held for trading.

IV. Two-Currency, Revolving Syndicated Credit Agreement in Pekao S.A.

On 19 December 2001 the Company entered into a Two-Currency, Revolving Syndicated Credit Agreement. This bank loan was organised by the banks Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Polska Kasa Opieki S.A. The loan limit is PLN 915 000 thousand and USD 43 500 thousand. The loan will be used as payment for acquisition of the bonds of Telefonia Dialog as well as payment for the acquisition of bonds on the secondary market. Maturity of this loan falls on 19 December 2002.

The costs of servicing this line of bank loan are as follows:

- interest on the loan granted is equal to 1-month LIBOR for USD-denominated tranches and 1-month WIBOR for PLN-denominated tranches,
- On 18 December 2002 Annex nr 2 was signed to the Credit Agreement on extending the repayment date of the loan. As a result of signing this Annex the final repayment date for this loan was changed to 31 January 2004.
- Annex nr 2 changed the interest conditions of the bank loan – the margin, which depends upon the level of financial ratios as set down in the Agreement, may range from 1.4% to 1.75% for tranches in USD and PLN.

As at 30 June 2003 KGHM Polska Miedź S.A. had drawn PLN 915 000 thousand and USD 43 500 thousand

a) Conditions for the bank loan drawn:
- amount of loan drawn: 43 500 thousand USD and 915 000 thousand PLN
- interest for USD: LIBOR 1-month + 1.4% margin, and for PLN: WIBOR 1- month + 1.4% margin,
- maturity: 31 January 2004.
- the final interest period began on 14 June 2003 and will end on 14 July 2003; interest paid as at 14 July 2003 will amount to USD 92 thousand and PLN 5 242 thousand.

b.) Valuation as at 30 June 2003:
- the discount rate of LIBOR 1M was used for valuation, which on 30 June 2003 amounted to 1.12% + margin, and the FX sell rate was 3.9726 PLN/USD.
-

The valuation method was used as above, the fair value of the USD tranche amounted to PLN 173 007 thousand (Table 1).

- the discount rate of WIBOR 1M was used for valuation, which on 30 June amounted to 5.32% + margin

The valuation method was used as above, the fair value of the PLN tranche amounted to PLN 917 849 thousand (Table 1).

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the face value of variable interest bonds is always equal to their nominal value. During the period between dates of payment, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above. The argument for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.

This bank loan is treated as a financial liability held for trading.

Table 1 Valuation as at 30 June 2003

	Valuation of loan for Polkomtel S.A., in PLN	Valuation of bank loan in Pekao S.A., USD tranche	Valuation of bank loan in Pekao S.A., PLN tranche	Valuation of bank loan in BH S.A.(base 360 days)
Date of valuation	30 June 2003	30 June 2003	30 June 2003	30 June 2003
Date of interest payment	1 October 2003	14 July 2003	14 July 2003	28 July 2003
Interest coupon	PLN 5 393 thousand	USD 92 thousand	PLN 5 242 thousand	USD 47 thousand
Nominal value	PLN 98 050 thousand	USD 43 500 thousand	PLN 915 000 thousand	USD 30 000 thousand
Discount rate (WIBOR 3M, LIBOR 1M) + margin	10.32 %	2.52 % (base - 365 days)	6.72 % (base - 365 days)	2.02% (base - 360 days)
Discount Factor	0.9744	0.9990	0.9974	0.9984
FX sell rate		3.9726		3.9580
Fair Value	PLN 100 795 thousand	PLN 173 007 thousand	PLN 917 849 thousand	PLN 118 739 thousand

V. On 21 June 2002 a Credit Agreement for 200 000 thousand USD was entered into between KGHM Polska Miedź S.A. and the organisers of this bank loan: ABN AMRO BANK N.V. and JP Morgan PLC. This is bridging credit with a final payment date of 366 days after the signing of the agreement. This loan was drawn in order to finance the repayment of credit organised by Citibank International PLN and ABN AMRO BANK N.V. on 20 December 2000. On 18 June 2003 an understanding was signed for changing the final date of repayment to 22 July 2003. Other credit conditons remained unchanged.
Bank loan conditions:

- interest: 3-month LIBOR increased by a margin of 1.5%

Total bank loan servicing costs in 2003 were as follows:
- interest – USD 2 635 thousand.

Debt as at 30 June 2003 amounts to USD 181 342 thousand, the equivalent of PLN 720 145 thousand.

VI. On 10 April 2003 the Company signed an agreement with BRE Bank S.A. for foreign-denominated working credit.
Bank loan conditions:
- amount of credit USD 30 mln
- interest: 1-month LIBOR + margin

As at 30 June 2003 the Company had not drawn on this credit, while the final date on which the Company may draw on this credit is 30 November 2003.

Information on financial instruments point 1 d, financial assets held to maturity:

Bonds of Telefonia DIALOG – nominal value in PLN - PLN 1 372 647 thousand

Saleable financial assets – the shares of Polkomtel S.A.

Information on shares:
- amount of shares of Polkomtel S.A held by KGHM Polska Miedź S.A.: 4 019 780 shares,
- nominal value of shares held: PLN 401 978 thousand,
- percentage of share capital of Polkomtel S.A held by KGHM Polska Miedź S.A.: 19.61%,
- book value of shares expressed as their purchase price: PLN 437 249 thousand.

This investment is treated as a long term investment, whose goal is the diversification of activities and the insuring of financial security to attain the strategic goals of the core business.

The shares of Polkomtel S.A. are not subject to public trading, as a result of which it is difficult to assess a market value for these shares. The value of the packet held by KGHM Polska Miedź S.A., based on the net asset value of Polkomtel S.A., is PLN 588 375 thousand.

Based on the accepted strategy of KGHM Polska Miedź S.A., the Company also treats the investment in Polkomtel S.A. as a source of financial income. As a result, KGHM Polska Miedź S.A. is planning to participate in a distribution of profit earned by Polkomtel S.A. in the form of a dividend.

INFORMATION ON FINANCIAL ASSETS SALEABLE OR HELD FOR TRADING, VALUED AT THEIR ADJUSTED PURCHASE COST

AS AT 30 JUNE 2003

Item	Description	Value based on adjusted purchase cost	Reasons for which fair value may not be reliably estimated	Possible range within which the fair value of these instruments may be found
1	2	3	4	5
1.	Financial assets saleable			
2.	Financial assets held for trading			

CHANGE IN VALUATION OF FINANCIAL ASSETS

The Company does not change the estimation of fair value of financial assets to valuation at the adjusted purchase cost.

Additional Explanatory Notes

Note nr 1.2.6

INFORMATION ON REVALUATION WRITE-OFFS DUE TO PERMANENT DIMINUTION IN THE VALUE OF FINANCIAL ASSETS

Item	Financial asset	Amount of revaluation write - offs, of which:	- recognised in profit	- recognised in shareholders' funds	Reason for write-off
1	2	3	4	5	6
2	Other securities - participation units	320	320		fair value estimation - under current conditons
	Total	320	320		

SA-P 2003 in '000 PLN

INFORMATION ON INTEREST INCOME FROM FINANCIAL DEBT INSTRUMENTS, LOANS GRANTED OR OWN DEBTORS
FOR THE PERIOD 1 JANUARY 2003 - 30 JUNE 2003

Item	Description	Interest income during the financial period				Category of assets, to which this interest is related
		interest accrued and realised	interest accrued and not realised pursuant to payment schedule			
			to 3 months	from 3 to 12 months	over 12 months	
1	2	3	4	5	6	7
1.	Financial debt instruments	47 483	226			Financial assets held to maturity
2.	Loans granted	3 746		2 682		Loans granted and own debtors
3.	Own debtors (i.e. arising from the granting of cash resources to a second party, contingent upon meeting the requirements of art.3 sec. 1 p.23)					

WRITE-OFFS REVALUING LOANS GRANTED OR OWN DEBTORS AND ACCRUED - UNREALISED INTEREST ON THESE DEBTORS

There were no write-offs revaluing loans granted or own debtors due to permanent diminution in value

SA-P 2003 '000 PLN

INFORMATION ON INTEREST COSTS OF FINANCIAL LIABILITIES

FOR THE PERIOD FROM 1 JANUARY 2003 TO 30 JUNE 2003

Item	Description	Interest costs in financial period			
		accrued and realised interest	accrued and unrealised interest pursuant to payment schedule		
			to 3 months	from 3 to 12 months	over 12 months
1	2	3	4	5	6
1.	Financial liabilities held for trading - related bank loans with interests	33 337	3 010		
2.	Other short term financial liabilities	11 954	529		
3.	Long term financial liabilities due to reclassification of long term bank loans to short term bank loan	944			

Additional Explanatory Note
Note 1.2.12

CASH FLOW HEDGES

The Company accounts for cash flow hedges in accordance with principles outlined in the Introduction to the financial report. These principles require that the effective portion of the result from the valuation of financial instruments in the period in which such transactions are designated as cash flow hedges is recognised in shareholders' funds. The amounts accumulated in shareholders' funds this way are then transferred to the profit and loss when the hedged item is realised.

On the 1 June 2000 the General Meeting of Shareholders decided to establish a separate position in shareholders' funds relating to the valuation of hedging transactions.

The tables below present changes to shareholders funds due to accounting for the valuation of the effective part of the derivative instruments designated as hedging of future cash flows.

Amounts recognised in shareholders funds	30 June 2003 [in '000 PLN]
Revaluation reserve capital – hedging transactions against the commodities (copper, silver)	84 411
Revaluation reserve capital – hedging transactions against the exchange rate risk – forwards and options	170 666
Revaluation reserve capital – hedging transactions against the exchange rate risk – foreign currency credits	21 687
REVALUATION RESERVE CAPITAL - TOTAL	276 764

The effectiveness of hedging instruments used by the Company in the financial period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of options instruments – based on changes in options intrinsic value.

Gains and losses on cash flow hedging instruments

	30 June 2003 [in'000PLN] Total
Accumulated result in equity achieved on cash flow hedging financial instruments, as at date of opening balance	166 107
Amount recognised in equity in the current financial period due to effective hedging transactions	191 053
Gains / losses transferred from equity to the profit and loss account in the financial period	80 396
Gains / losses eliminated from equity adjusting the carrying amount of the hedged asset or liability	
Accumulated in equity gains and losses on cash flow hedges at the balance sheet date	276 764

INFORMATION ON INTEREST FROM LOANS GRANTED OR OWN DEBTORS REVALUED DUE TO PERMANENT DIMINUTION IN VALUE AS AT 30 JUNE 2003

Item	Subject	Unrealised accrued interest from debtors subject to permanent dimunition in value
1	2	3
1.	Loans granted	
2.	Own debtors (i.e. those arising from the granting of cash to a second party, contingent upon meeting the requirements of art.3 sec.1 p.23)	
I.	Total	

in '000 PLN

Additional Explanatory Notes
Nota Nr 2

OFF - BALANCE SHEET LIABILITIES AND DEBTORS
AS AT 30 JUNE 2003

Item	Type of liability	Total amount	Date
1.	2	3	4
1.	CONTINGENT DEBTORS due to:	44 172	
1.1	received guarantees		
-	of which from related entities		
1.2	contested State budget issues	43 992	undefined
1.3	other items	180	undefined
-	of which from related entities		
2.	CONTINGENT LIABILITIES due to:		
2.1	granted guarantees		
-	of which to related entities		
3.	OTHER OFF-BALANCE SHEET ITEMS due to:	264 968	
3.1	bills of exchange		
3.2	contingent penalties		
3.3	perpetual usufruct of land	173 039	undefined
3.4	leased fixed assets	3 639	undefined
3.5	contested State budget issues	24 103	undefined
3.6	implementation of R&D projects and other unrealised agreements	59 607	undefined
-	of which to related entities	20	
3.6	other disputed and unresolved issues, etc	4 580	undefined

INFORMATION ON LIABILITIES TO STATE OR MUNICIPAL AUTHORITIES
AS AT 30 JUNE 2003

At the end of the first half of 2003 the Company had no liabilities to State or municipal authorities due to gaining ownership rights to buildings and structures

Additional Explanatory Notes

Note Nr 4

INFORMATION ON REVENUE, COSTS AND RESULTS OF ABANDONEND ACTIVITIES

FOR THE PERIOD FROM 1 JANUARY 2003 TO 30 JUNE 2003

In the first half of 2003 the Company neither abandonend, nor does it anticipate the abandonment of its activities in the foreseeable future.

COSTS OF PRODUCTION OF PRODUCTS FOR INTERNAL USE
FOR THE PERIOD FROM 1 JANUARY 2003 TO 30 JUNE 2003

Item	Description	Amount
0	1	2
1.	Products transferred to tangible assets under construction, tangible assets for internal use	1 053
2.	Products transferred to inventories warehouse	7 550
3.	Costs of research work capitalised as intangible assets	35
4.	Other	485
5.	TOTAL	9 123

KGHM Polska Miedź S.A. SA-P 2003 in '000 PLN

Additional Explanatory Notes
Note Nr 6

EQUITY AND TANGIBLE INVESTMENTS
FOR THE PERIOD FROM 1 JANUARY 2003 TO 30 JUNE 2003

Item	Description	Realised in the first half of 2003	Planned investments in the next 12 months
0	1	2	3
I.	Tangible investments	109 583	520 000
a.	of which: environmental protection	14 032	62 400
II.	Equity investments	113 839	179 923

KGHM Polska Miedź S.A. SA-P 2003 in '000 PLN

INFORMATION ON TRANSACTIONS WITH RELATED ENTITIES RELATING TO TRANSFER OF RIGHTS AND OBLIGATIONS

Item	Name of entity	Entity with which the transaction was concluded	Value of transaction			
			Sales	Subject	Purchase and other transactions	Subject
1.	KGHM Polska Miedź S.A.	TUW "CUPRUM"			7 168	property insurance
2.	KGHM Polska Miedź S.A.	Energetyka spółka z o.o.			27 703	supply of heat, power and water
3.	KGHM Polska Miedź S.A.	CBPM "CUPRUM" spółka z o.o.			3 244	R&D and design works
4.	KGHM Polska Miedź S.A.	MCZ S.A.			4 321	medical services
5.	KGHM Polska Miedź S.A.	CBJ spółka z o.o.			15 043	quality services
6.	KGHM Polska Miedź S.A.	KGHM Polish Copper Ltd	303 987	intermediary services in copper and silver sales		
7.	KGHM Polska Miedź S.A.	KGHM Kupferhandelsges m.b.H.	83 704	intermediary services in copper sales		
8.	KGHM Polska Miedź S.A.	KGHM Metraco spółka z o.o.	52 396	exclusive rights to perform intermediary services in the sale of acid, copper and rock salt	161 777	copper scrap, chemical materials and machines
9.	KGHM Polska Miedź S.A.	Pol-Miedź Trans spółka z o.o.			110 499	transport services
10.	KGHM Polska Miedź S.A.	Fosroc-Ksante spółka z o.o.			5 806	purchase of materials

The above information includes typical business transactions as well as unusual transactions involving the purchase of shares, bonds and other items.

* Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Capital Group. The full scope of relations will be presented in the consolidated financial statement.

KGHM Polska Miedź S.A. SA-P 2003 in '000 PLN

Additional Explanatory Notes

Note Nr 7.2

DATA CONCERNING ENTITIES HAVING A CAPITAL RELATIONSHIP WITH THE ISSUER AS AT 30 JUNE 2003

Item	Name of Entity	Degree of management control %	Mutual debtors	Mutual creditors	Mutual operating and financial costs	Mutual operating and financial income	Mutual short term investment
1	2	3	4	5	6	7	8
1.	CBiPM Cuprum Sp. z o.o.	100.00	602	2 155	3 244	5	
2.	KGHM Polish Copper Ltd.	100.00	6 990		3	303 987	
3.	Dolnośląska Spółka Inwestycyjna S.A.	77.46	4	22	219	30	
4.	Miedziowe Centrum Zdrowia S.A.	100.00	71	743	4 350	202	
5.	KGHM Metale S.A.	100.00	1 119	55	254	507	
6.	Energetyka Sp. z o.o.	100.00	44 721	3 779	26 733	1 487	
7.	Centrum Badań Jakości Sp. z o.o.	100.00	99	2 505	15 109	1 239	
8.	KGHM Kupferhandelsges mbH.	100.00	45 308		2 339	83 711	
9.	Pol-Miedź Trans Sp. z o.o.	100.00	356	7 675	110 541	1 362	
10.	Telefonia Dialog S.A.	100.00	73	35 262	1 323	48 073	1 372 647
11.	KGHM Congo sprl	99.98	27 628		391		759
12.	KGHM Metraco Sp. z o.o.	98.96	7 260	19 698	161 777	52 396	
13.	TUW Cuprum	93.14	2 139	1 420	4 350		
14.	Zagłębie Lubin Sportowa Spółka Akcyjna	66.68		14	800		
15.	Fosroc-Ksante Sp. z o.o.	30.00	20	1 088	5 373	527	
	Total *	X	136 390	74 416	336 806	493 526	1 373 406

* Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Capital Group. The full scope of relations will be presented in the consolidated financial statement.

INFORMATION ON JOINT VENTURES IN THE FIRST HALF OF 2003
NOT CONSOLIDATED FULLY OR BY THE EQUITY METHOD

In the first half of 2003 the Company did not have joint ventures with other entities

AVERAGE EMPLOYMENT IN IN THE FIRST HALF OF 2003

Item	Description	Average employment
0	1	2
I.	Employment in total	18 032
1.	Employees:	18 017
a.	white-collar workers	4 187
b.	blue-collar workers	13 830
2.	Trainees	1
3.	Persons on maternity leave or unpaid leave	14

KGHM Polska Miedź S.A. SA-P 2003 in '000 PLN

INFORMATION ON REMUNERATION AND ON ADVANCES, LOANS, CREDITS AND GUARANTEES GRANTED TO MANAGEMENT AND SUPERVISORY PERSONNEL OF KGHM POLSKA MIEDŹ S.A IN THE FIRST HALF OF 2003

Item	Description	Management Board	Supervisory Board
1.	2.	3.	4.
1.	Remuneration including the amount paid out of profit of the issuer:	1 944	306
1.1	by contract, for the fulfilment of management and supervisory functions in the first half of 2003	1 670	167
1.2	of recalled members of the Management Board	158	
1.3	due to other contracts *(of which: due to employment contracts with members of the Supervisory Board elected by the employees)*	116	139
2.	Remuneration including the amount paid out of profit from the issuer's subsidiaries and associates	179	38
3.	Transactions of the issuer, and subsidiary and associated entities, with spouses, relatives related in a straight line to the first or second degree, or related due to the providing of care, adoption or guardianship with management or supervisory personnel.		

In the financial period the Company did not grant advances, credits, loans and guarantes for members of the Management Board and Supervisory Board

KGHM Polska Miedź S.A. SA-P 2003 in '000 PLN

SIGNIFICANT EVENTS OF PRIOR YEARS ACCOUNTED FOR WITHIN THE FINANCIAL REPORT FOR THE FIRST HALF OF 2003

Item	Description of events	Effect on financial result (+,-)
0	1	2
1.	Creation of allowance for debtors due to additional VAT assessment for 2000 and VAT adjustment for 2002	(42 729)
2.	Refund of insurance premiums	4 241
3.	Settlement of income tax for prior years	867
4.	Adjustment of allowance for debtors from State budget, after correction of additional tax assessment after a tax audit	594
5.	Other adjustment to costs related to prior years	(464)
6.	Real estate tax settlement for prior years	1 540
	TOTAL	(35 951)

Additional Explanatory Notes
Note Nr 13

SIGNIFICANT EVENTS WHICH OCCURRED AFTER THE BALANCE SHEET DATE AND WHICH WERE NOT ACCOUNTED FOR IN THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2003

1. Acquisition of bonds of Telefonia Dialog S.A.

On 15 July 2003 KGHM Polska Miedź S.A. acquired bonds of its subsidiary Telefonia Dialog S.A. for a total nominal amount of PLN 1 379 800 thousand under the following conditions:

- 2 940 bonds having a total nominal value of PLN 294 000 thousand acquired for the period from 15 July 2003 to 17 July 2006. The bonds bear an interest rate of WIBOR 1M from the day preceeding the interest payment date,
- 9 150 bonds of series XXI having a total nominal value of PLN 915 000 thousand acquired for the period from 15 July 2003 to 18 December 2006. The bonds bear an interest rate of WIBOR 1M+ a margin of 1.4%,
- 1 708 bonds of series XXII having a total nominal value of PLN 170 800 thousand acquired for the period from 15 July 2003 to 18 December 2006. The bonds bear an interest rate of WIBOR 1M+ a margin of 1.4%.

This issuance of bonds supersedes the current issue having a total value of PLN 1 209 000 thousand and USD 43 500 thousand, with a maturity of 15 July 2003.

2. Two-currency credit agreement.

On 18 July 2003 a two-currency credit agreement was signed in the amount of PLN 471 130 thousand and USD 159 500 thousand, between KGHM Polska Miedź S.A. and Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski S.A., and a consortium of other banks. The final repayment date for this credit was set at 18 July 2006.
On the date the agreement was signed the credit bore an interest rate of LIBOR/WIBOR + 2.20%. In later periods the margin will vary within a range of 0.5%-2.50% depending on the level of financial indicators as provided by the Company (beginning with data for the financial year ending 31 December 2003). This credit will be used to refinance liabilities in the amount of PLN 915 000 thousand and USD 43 500 thousand which arose from the signing of an agreement on 19 December 2001 for a two-currency, revolving syndicated line of credit organised by the banks Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski S.A.

3. Credit agreement.

On 18 July 2003 a credit agreement was signed in the amount of USD 200 000 thousand between KGHM Polska Miedź S.A. and ABN Amro Bank NV, Bank Polska Kasa Opieki S.A. and CITIBANK NA and a consortium of other banks.
On the date the agreement was signed the credit bore an interest rate of LIBOR + 2.20%. In later periods the margin will vary within a range of 0.5-2.50% depending on the level of financial indicators as provided by the Company (beginning with data for the financial year ending 31 December 2003). The Company is obligated to pay back this credit in 58 unequal monthly installments, payable on each of the dates as set down in the agreement. Repayment of the first installment must be made three months after the signing of the agreement, with following installments being paid monthly, beginning from that date. The final installment must be paid on the final repayment date of 18 July 2008. This credit will be used for purposes related to the refinancing of current debt in the amount of USD 181 342 thousand which arose from the signing of a credit agreement on 21 June 2002 with ABN Amro Bank NV and J.P.Morgan, as well as for general business purposes.

4. Cathode sales agreement for GLENCORE INTERNATIONAL AG.

On 15 July 2003 an agreement was signed for the sale of copper cathodes in the years 2004-2008, between KGHM Polska Miedź S.A. and GLENCORE INTERNATIONAL AG (Switzerland). Value of the transaction is estimated at USD 259 800 thousand, or PLN 1 023 500 thousand. This estimated value was calculated based on copper prices on the LME and on the National Bank of Poland PLN/USD exchange rate from 15 July 2003. The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and GLENCORE INTERNATIONAL AG amounts to USD 273 656 thousand, or PLN 1 078 083 thousand. The agreement signed on 15 July 2003 is the highest-value agreement.

5. Cathode sales agreement for Pechiney Trading France

On 15 July 2003 an agreement was signed for the sale of copper cathodes in the years 2004-2008, between KGHM Polska Miedź S.A. and Pechiney Trading France. Value of the transaction is estimated at USD 181 860 thousand, or PLN 716 401 thousand. This estimated value was calculated based on copper prices on the LME and on the National Bank of Poland PLN/USD exchange rate from 15 July 2003. The agreement provides for contractual penalties for late payments. The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and Pechiney Trading France amounts to USD 208 403 thousand, or PLN 820 962 thousand. The agreement signed on 15 July 2003 is the highest-value agreement.

NOTE NR 14 - INFORMATION ABOUT RELATION BETWEEN LEGAL ANTECEDENT OF THE COMPANY AND THE COMPANY AND THE METHOD AND SCOPE OF TRANSFER OF ASSETS AND EQUITIES AND LIABILITIES.

The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

NOTE NR 15 - INFORMATION ON CORRECTIONS TO INFLATION LEVEL.

The financial statements and comparative financial data are not subject to correction due to inflation.

NOTE NR 16 – CHANGES TO DATA SHOWN IN THE FINANCIAL REPORT AND IN COMPARABLE DATA, VERSUS THOSE OF PREVIOUSLY- PREPARED AND PUBLISHED FINANCIAL REPORTS

There are some differences between the presented financial report and comparative financial data versus those previously published for the first half of 2002 arising from the restatement of comparable periods to the accounting principles and methodology introduced at the end of 2002 and in force from 1 January 2002.

	as at 30 June 2002
Value of assets per previously published data	8 045 845
Adjustments due to changes in methodology:	98 486
- increase of fixed assets by the future cost of their liquidation as a result of changes in the methodology of creating provisions for future mine closure costs	76 258
- deferred income tax assets due to temporary differences arising due to changes in the methodology of creation of provisions for future mine closure costs	9 696
- write – off of depreciation due to future mine closure costs, capitalised as fixed assets	(1 382)
- valuation of embedded instruments	13 570
- deferred income tax assets due to temporary differences arising due to valuation and settlement of embedded instruments	344
Value of assets after restatement to the new methodology	8 144 331
Value of shareholders' funds and liabilities per previously published data	8 045 845
Adjustments due to changes in methodology	98 486
- settlement under retained profit from prior years of the effects of changes in the accounting principles due to:	
- creation of provisions for future mine closure costs	(88 523)
- valuation of embedded instruments	11 365
- settlement under net profit and under retained profit from prior years of the effects of changes in the methodology of :	
- creation of provisions for future mine closure costs	64 374
- valuation and settlement of derivative instruments	(2 128)
- provisions for future mine closure costs	108 719
- income tax provision due to temporary differences due to valuation of embedded instruments	3 795
- short term liabilities due to valuation of embedded instruments	882
Value of shareholders' funds and liabilities after restatement to the new methodology	8 144 331

Additional Explanatory Notes
Notes 14-23

NOTE NR 17 - CHANGES OF ACCOUTING POLICIES IN RELATION TO PRIOR FINANCIAL PERIOD

In the current financial period there have been no changes in accounting principles.

NOTE NR 18 – CORRECTIONS TO BASIC ERRORS (CHANGES IN ACCOUNTING PRINCIPLES), THEIR CAUSE, DESCRIPTION AND IMPACT ON THE ASSETS, FINANCES AND FINANCIAL RESULT OF THE COMPANY

None

NOTE 19 – GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern concept.
There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

NOTE 20 – MERGER OF COMPANIES

There were no mergers of companies in the current financial period. This financial report does not contain data on merged companies.

NOTA 21-22 - VALUATION OF SHARES IN SUBORDINATED ENTITIES

The equity method is not used in the valuation of shares of subordinated entities.

The effects of applying the equity method to valuation of shares in subordinated entities.

1.	Balance Sheet value of shares in subordinated entities	1 242 441
2.	Value of shares valued by equity method	309 269
3.	Impact of valuation on net profit of current period	(79 005)
4.	Impact of valuation on retained profit of prior years	(854 167)

Valuation by the equity method was done by taking the net asset value of subordinated entities as their book value.
KGHM Polska Miedź S.A., as the dominant entity of a Capital Group, prepares and publishes a consolidated financial report.

NOTE NR 23 – OTHER ADDITIONAL EXPLANATORY INFORMATION

Information on the financial situation in the subsidiary Telefonia DIALOG S.A.

In the financial report as at 30 June 2003, KGHM Polska Miedź S.A., as in prior periods, showed the shares owned in Telefonia DIALOG S.A. at their cost of purchase. The Management Board of KGHM Polska Miedź S.A. is aware that the shares of Telefonia DIALOG S.A. represent a significant part of the assets of KGHM Polska Miedź S.A., while the commitment of KGHM Polska Miedź S.A. in financing the investments of Telefonia DIALOG S.A. through the acquisition of bonds does not increase the overall risk of this investment.
The strategy of KGHM Polska Miedź S.A. foresees a limitation of commitment by KGHM Polska Miedź S.A. in this company. Over the next few years the telecommunications market will undergo changes aimed at bringing order and consolidation. This situation does not allow the value of this company to be definitively established. Being fully aware of the losses incurred by Telefonia DIALOG S.A., the Management Board of KGHM Polska Miedź S.A. believes that the value of this company should be considered based on the following factors:

1. As Telefonia DIALOG S.A. has only been in operation for a relatively short time, it is not possible to precisely define its market value. The company is in a phase of intensive growth, aimed at acquiring the maximum number of new subscribers. In past periods this company invested in the development of its network, which allowed further effective growth of its subscriber base. As at 30 June 2003 the company

KGHM Polska Miedź S.A. SA-P 2003 in '000 PLN

owned 601,3 thousand built lines and 380,5 thousand ringing lines. Actions were also undertaken aimed at improving the subscriber structure, focusing on business customers. Furthermore, through additional services, among others data transmission services (the internet), the company is increasing revenues based on its current subscriber base. At the same time the Management Board of Telefonia DIALOG S.A. over the course of 2003 consistently realised a restrictive program of reducing costs, which is leading to a clear improvement in the profitability of operating activities. In the first-half of 2003 the company achieved an operating profit of PLN13.3 mln (EBITDA amounted of PLN 85.8 mln), and anticipates that this trend will be continued.

2. A major factor impacting the profitability of the company is its level of debt and the costs of servicing this debt. A plan for restructuring the debt of this company is currently being developed, aimed at achieving an optimal structure of shareholders' and external funds. (among others, a program for decreasing the debt of the company is being developed).
3. The structure of the company's assets and debt is also significantly impacted by its licenses and license-related liabilities. The Management Board of Telefonia DIALOG S.A. in 2001 and 2002 aimed at denoting a realistic value of the license in the books of the company. As a result, in 2002 the company made revaluation write-offs, charged to the financial result in the amount of PLN 217 mln. On the other hand, as a result of a law coming into force on the restructurisation of the licensing liabilities of fixed-line public telephone network operators, the Management Board of Telefonia DIALOG S.A. has requested the conversion of its liabilities due to license fees into investment expenditures. A decision in this matter will probably be taken in the third quarter of 2003, and will lead to a reduction in the liabilities of the company by nearly EUR 117.8 mln, as well as directly resulting in an improvement in net profit
4. A process of consolidation is currently taking place on the fixed-line telephone market. The activities of the Treasury and Infrastructure Ministries are aimed at supporting independent operators in order to create a competing force for the leading company on the market, Telekomunikacja Polska S.A. In addition, several operators are aiming at obtaining the benefits arising from synergy. An example of this was the signing on 5 June 2002 of an agreement by Telefonia DIALOG S.A., Netia S.A. and El-Net S.A. on co-operating in the areas of existing infrastructure, the development of telecommunications services and in improving regulation of the telecommunications market. Actions are also being undertaken aimed at a deeper integration of operators.

The Management Board of KGHM Polska Miedź S.A. views the above actions as the basis for an increase in the value of Telefonia DIALOG S.A., as well as an increase in investor interest. The effects achieved in 2002 and in the first half of 2003 confirm the appropriateness of the activities undertaken and permits the assumption that the consistently realised restructurisation and consolidation plans lead to clarification of the economic state of the company as well as to a more rapid increase in its value.

The Management Board of KGHM Polska Miedź S.A., aware of its capacity for investment, will – until an ideal business plan is developed – provide balanced financing for the growth of Telefonia DIALOG S.A.

EXEMPTION NUMBER: 82-4639

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
18 August 2003	Stanisław Speczik	President of the Management Board	
18 August 2003	Grzegorz Kubacki	Vice President of the Management Board	
18 August 2003	Jarosław Andrzej Szczepek	Vice President of the Management Board	
18 August 2003	Tadeusz Szeląg	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
18 August 2003	Jacek Sieniawski	Chief Accountant	

KGHM POLSKA MIEDŹ S.A.

MANAGEMENT'S REPORT ON THE ACTIVITIES OF THE COMPANY IN THE FIRST HALF OF 2003

Lubin, August 2003

CONTENTS

In order to insure comparability, data from the financial report for the first half of 2002 were restated based on accounting principles in force as at 1 January 2002, and were reflected in the report for 2002 with respect to the creation of provisions for mine closure costs and respecting the disclosure of embedded instruments. A discussion of these differences in relation to previously-published reports may be found in additional explanatory note nr 16 of the Financial Report

I. COMPANY PROFILE

1. SUBJECT OF ACTIVITIES

The activities of the Company are primarily comprised of the following:

- mining of metal ore,
- production of precious and non-ferrous metals and salt,
- processing of light and non-ferrous metals,
- management of wastes,
- wholesale sales based on direct or contractual payments,
- storage and preservation of goods,
- financial holding associations,
- geological-exploratory activities, research and technical analysis,
- generation and distribution of electrical energy and of steam and hot water, generation of gas, and distribution of gaseous fuels through a supply network,
- professional emergency rescue services,
- scheduled and non-scheduled air transport,
- telecommunications and computer-related services.

2. ORGANISATIONAL STRUCTURE

In the first half of 2003 there were 11 Divisions with a Head Office comprising the multi-divisional organisational structure of KGHM Polska Miedź S.A.

The organisational structure of KGHM Polska Miedź S.A. as at 30 June 2003 are presented in the chart below:

Chart 1. Organisational structure of the Company as at 30 June 2003


COMPANY BODIES
GENERAL MEETING
SUPERVISORY BOARD
MANAGEMENT BOARD
HEAD OFFICE
ZGL
MINING DIVISION "LUBIN"
ZGPS
MINING DIVISION "POLKOWICE - SIEROSZOWICE"
ZGR
MINING DIVISION "RUDNA"
ZWR
ORE ENRICHMENT PLANTS
ZH
HYDROTECHNICAL DIVISION
HMG
COPPER SMELTER AND REFINERY "GLOGÓW"
HML
COPPER SMELTER AND REFINERY "LEGNICA"
HMC
COPPER ROLLING MILL "CEDYNIA"
JRGH
EMERGENCY MINE-SMELTER RESCUE UNIT
COPI
CENTRAL DATA PROCESSING CENTER
ZGW
WATER MANAGEMENT DIVISION

3. COMPANY BODIES

Composition of the Supervisory Board

Due to the resignation of Mr. Witold Koziński from membership of the Supervisory Board of KGHM Polska Miedź S.A. and expiration of his mandate, the composition of the Supervisory Board from 5 November 2002 to 8 January 2003 was as follows:

– Bohdan Kaczmarek	Chairman
– Jerzy Markowski	Deputy Chairman
– Jan Rymarczyk	Secretary
– Janusz Maciejewicz	
– Marek Wierzbowski	

as well as the following employee-elected members:

- Józef Czyczerski
- Leszek Hajdacki
- Ryszard Kurek

By resolution Nr 3/2003 of the Extraordinary General Meeting dated 8 January 2003 Mr. Jerzy Kisilowski was appointed to the Supervisory Board.

As at 30 June 2003 the Supervisory Board functioned in the above nine-person form.

Management Board

During the period from 1 January to 23 January 2003 the Management Board of KGHM Polska Miedź S.A. operated in the following form:

- Stanisław Speczik	President of the Management Board
- Stanisław Siewierski	First Vice President of the Management Board - Vice President for Production
- Witold Bugajski	Vice President of the Management Board for Development
- Grzegorz Kubacki	Vice President of the Management Board for Employee Affairs
- Jarosław Andrzej Szczepek	Vice President of the Management Board for Finance and Trade

By resolutions Nr 1/V/03, 2/V/03 of the Supervisory Board of KGHM Polska Miedź S.A. dated 23 January 2003 the following persons were recalled from the Management Board: Stanisław Siewierski and Witold Bugajski. By resolution Nr 4/V/03 dated 23 January 2003 Tadeusz Szeląg was appointed to the Management Board as Vice President for Production.

Due to expiration of the IVth term Management Board of KGHM Polska Miedź S.A., the Supervisory Board, by resolutions Nr 51/V/03 and 53/V/03 dated 29 May 2003 the Vth term Management Board of KGHM Polska Miedź S.A. was appointed, in its existing form. The only change was in the name of the position of Mr. Jarosław Andrzej Szczepek, which is now referred to as „Vice President of the Management Board for Finance and Economics".

4. OWNERSHIP STRUCTURE

On 30 June 2003 the following shareholders held a number of shares representing 5% or more of the share capital of the Company, as well as 5% or more of the total number of votes on the General Meeting of the Company, based on information held by the Company:

- The State Treasury - 88 567 589 shares of KGHM Polska Miedź S.A., representing 44.28% of the share capital,
- Deutsche Bank Trust Company Americas - depositary bank in the depositary receipt program of the Company, which as at 30 June 2003 had issued 7 153 384 depositary receipts, representing 14 306 768 shares and 7.15% of the share capital of the Company,
- Powszechna Kasa Oszczędności Bank Polski SA - 10 750 922 shares of KGHM Polska Miedź S.A., representing 5.38% of the share capital of the Company.

II. COMPANY ACTIVITIES IN THE FIRST HALF OF 2003

1. PRODUCTION RESULTS

In the first half of 2003 the amount of copper in ore increased by 0.6% in comparison to the comparable prior period, with an increase in ore extracted of 0.7%. This increase in mining production is the result of an improvement in the ore extraction system, among others through the application of selective exploitation.

On 6 January 2003 implementation of a multi-shift labor system (or WSP) was initiated in selected areas of the mines. The Company anticipates that this change in the organisation of work will lead to an improvement in technical and economic factors in the mines through a better use of employees' time, a reduction in the amount of mining machinery, an increase in production and better labor productivity, etc., resulting in reduced ore extraction costs. Currently the Company is in the phase of further improving this system and of expanding it (in the second half of 2003) to the remaining areas of the mines. As a result of implementation of this system by the Company, unified principles of bonuses for mine employees have been developed, which assume an increase in their wages.

During this period, thanks to an improvement in the parameters of copper concentrate and better coordination with the smelters, there was an increase in production in comparison to the first half of 2002: electrolytic copper by 5.7% and copper wire rod by 2.2%. Meanwhile there was a decrease in the production of round billets (by 4.1%) caused by lower market demand during this period. The decrease in production of metallic silver by 7.2% was caused by the mining of regions having a lower content of this metal.

Production results in mining and smelting are presented in the table below:

Table 1. Production results in mining

	Unit	2002	I-VI 2002	**I-VI 2003**	Change (%)*
Copper ore (dry weight)	'000 t	28 239	14 151	**14 244**	100.7
Copper content in ore	%	2.01	2.00	**2.00**	100.0
Amount of copper in ore	t	568 678	283 464	**285 029**	100.6
Copper concentrate (dry weight)	'000 t	1 895	948	**951**	100.3
Copper content in concentrate	%	26.5	26.5	**26.8**	101.1

** I-VI 2002 = 100*

Table 2. Production results in smelting

	Unit	2002	I-VI 2002	**I-VI 2003**	Change (%)*
Copper products:					
electrolytic copper	t	508 674	250 698	**264 955**	105.7
wire rod	t	204 058	99 595	**101 787**	102.2
round billets	t	17 994	9 200	**8 824**	95.9
granular copper	t	1 574	761	**892**	117.2
Other metals:					
metallic silver	kg	1 192 139	602 199	**558 921**	92.8
metallic gold	kg	296	146	**150**	102.7
crude lead	t	17 552	8 181	**10 071**	123.1
Other products:					
sulphuric acid	t	564 100	297 400	**315 608**	106.1
copper sulphate	t	6 953	3 470	**3 550**	102.3
nickel	t	1 955	882	**1 029**	116.7
technical selenium	t	68	35	**32**	91.4

** I-VI 2002 = 100*

2. SALES

Product sales structure

In contrast to the comparable prior period there was an increase in sales volume in the first half of 2003 and a decrease in silver sales. 261 602 t of copper were sold, i.e. 6.2% (15 381 t) more than in the first six months of 2002, while silver sales amounted to 606 696 kg and were 3.8% (23 903 kg) lower than in the comparable prior period.

Table 3. Sales volume for primary products

	Unit	2002	I-VI 2002	**I-VI 2003**	Change (%)*
Copper and copper products	t	534 594	246 221	**261 602**	106.2
of which export	t	353 247	162 594	**183 937**	113.1
Silver	kg	1 197 745	630 599	**606 696**	96.2
of which export	kg	1 092 093	588 855	**564 018**	95.8
Gold	kg	276	131	**170**	129.8
of which export	kg	2	1	-	-

** I-VI 2002 = 100*

Table 4. Revenues from the sale of products (in '000 PLN)

	2002	I-VI 2002	**I-VI 2003**	Change (%)*
Total	4 463 802	2 132 555	**2 191 374**	102.8
of which export	3 036 327	1 466 490	**1 571 817**	107.2
Copper and copper products	3 561 674	1 661 732	**1 750 597**	105.3
of which export	2 329 107	1 086 673	**1 222 230**	112.5
Silver	721 929	379 963	**349 251**	91.9
of which export	657 696	354 835	**324 409**	91.4
Gold	11 207	5 170	**7 413**	143.4
of which export	98	41	-	-
Other products and services	168 992	85 690	**84 113**	98.2
of which export	49 426	24 941	**25 178**	101.0

** I-VI 2002 = 100*

Revenues from the sale of KGHM Polska Miedź S.A. products amounted to PLN 2 191 374 thousand and were 2.8% higher than those of the first half of 2002. There was an increase in revenues from the sale of copper products of 5.3%. Revenues from silver sales in comparison to the comparable period of 2002 were lower by 8.1%, while gold revenues were higher by 43.4%.

Geographical structure of product sales

In the first six months of 2003 the domestic sales volume of copper products represented 29.7% of total copper sales, with export sales accounting for 70.3%. The share of export sales increased by 4.3% in comparison to the comparable prior period.

During this period the largest foreign customers of the copper produced by KGHM Polska Miedź S.A. were Germany and France.

Chart 2. Geographical structure of copper sales in the first half of 2003


Poland
30%
Germany
24%
Other
3%
Austria
4%
Hungary
5%
Czech Republic
6%
China
8%
France
20%

During the first six months of 2003 silver sales amounted to 606 696 kg. 7.0% was sold on the domestic market, while export accounted for 93.0% of sales volume.

Chart 3. Geographical structure of silver sales in the first half of 2003


Belgium
36%
Other
7%
Singapore
7%
Poland
7%
USA
10%
Tailand
15%
Germany
18%

The largest foreign customers of silver are Belgium and Germany.

Macroeconomic sales conditions

In the first half of 2003 an increase was noted in copper prices on global metals markets. Average electrolytic copper quotations on the London Metal Exchange amounted to 1652 USD/t, i.e. 4.4% higher than in the comparable period of 2002, when they amounted to 1582 USD/t.

Chart 4. Copper quotations on the LME


USD/t
1 700
1 650
1 600
1 550
1 500
1 450
1 400
2002
2003
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII

Silver quotations on the global market in the first half of 2003 increased by 0.7% in comparison to the comparable prior period. Average half-year silver prices according to the London Bullion Market Association amounted to 149 USD/kg (4.63 USD/ troy ounce) while in the comparable prior period they amounted to 148 USD/kg (4.60 USD/ troy ounce).

Chart 5. Silver quotations per the LBMA


USD/kg
160
155
150
145
140
2002
2003
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII

The average USD exchange rate for the first half of 2003 was 3.87 PLN/USD and was 5.7% lower than in the comparable period of the previous year (4.09 PLN/USD).

3. INVESTMENTS IN TANGIBLE ASSETS

Realisation of tangible investment expenditures in the first half of 2003 as compared with the first half of 2002 is presented in the table below:

Table 5. Investment expenditures by KGHM Polska Miedź S.A. (in '000 PLN)

	2002	I-VI 2002	**I-VI 2003**	Change (%)*
Mining	235 290	105 522	**76 474**	72.5
Smelting	86 262	34 646	**27 709**	80.0
Other activities	38 400	13 413	**5 400**	40.3
Total	359 952	153 581	**109 583**	71.4

** I-VI 2002 = 100*

In the first half of 2003 activities were undertaken aimed at obtaining financial support from the National and Voivodeship Environmental Protection and Water Management Funds. By the end of the first half the Company had received PLN 18 mln (PLN 10 mln from the Voivodeship Fund and PLN 8 mln from the National Fund) for realisation of the project titled „Modernisation of the Metallurgical Section - the gas deduster for the anode furnaces of the Legnica Smelter". Other projects were favorably evaluated by the Funds. Upon finalisation of the working schedules for these projects, the Company will finalise agreements with the Funds.

Investment activities in the first half of 2003 were aimed at the realisation of work, the purchase of machinery and equipment and preparatory work related to the development of technical documentation, the selection of equipment suppliers, obtaining construction permits and the signing of agreements and contracts for the execution of documentation.

In the first half of 2003 realisation was undertaken of the following tasks:

a) related to the maintenance and increase of production:

- full utilisation of mine excavation capacity through the proper management of shafts: continuation of construction of shafts R-XI, R-IX, SG-1 and SG-2,
- increasing the production capacity of the Copper Electrorefining Sections of the smelters by appx. 44 thousand tonnes of copper cathode annually,
- continued modernisation of techniques and technology for the casting of lead to make use of the stored lead-bearing materials at the Głogów Smelter, and
- continued modernisation of the hydrotransport network – this project will guarantee the continuous functioning of the Divisions;

b) of a maintenance nature:

- modernisation and replacement of the machine park in the mines,
- investment in the conveyor belts and pipelines,
- modernisation of mining elevator equipment,
- modernisation, automation and replacement of machinery and equipment and of technological systems in the Ore Enrichment Plants,
- replacement and modernisation of smelter machinery and systems, and
- modernisation and construction of auxiliary structures;

c) leading to reduced costs:

- continued replacement of flotation machinery and the building of machinery for rapid flotation in the Ore Enrichment Plants,
- a crushed ore storage facility at the Ore Enrichment Plants,
- an installation for eliminating NOx from sulphuric acid,

- replacement and modernisation of machinery and systems, and
- modernisation of the electrical power infrastructure and main equipment;

d) of an environmental nature

- pro-ecological installation for the chemical modification of semi-products for the enrichment of copper concentrate at the Ore Enrichment Plant in Polkowice,
- modernisation of the converter gas dedusting facility and the rinsing/cooling system at the Głogów Smelter,
- construction of a facility for cleaning exit gas from the rotary and stationary anode furnaces at the Głogów Smelter,
- a gas dedusting facility for the anode furnaces at the Legnica Smelter, and
- counteracting the negative environmental impact of the Żelazny Most tailings pond.

4. EQUITY INVESTMENTS

In the first half of 2003 the following actions took place in the KGHM Polska Miedź S.A. Capital Group:

Acquisition of shares in the increased share capital of companies

- KGHM Metale S.A.

  On 18 June 2003 occurred the court registration of an increase in capital of this company by PLN 20 000 thousand. All shares in the increased capital were obtained by KGHM Polska Miedź S.A., covering this acquisition entirely by cash. The share capital of this company after registration amounts to PLN 159 374 thousand. KGHM Polska Miedź S.A. owns 100% of the shares of this entity.

  The increased capital of KGHM Metale S.A. was used for the following purposes: PLN 10 000 thousand for the financing of investments by the company related to the production of road building materials, using de-copperised slag from the Głogów Smelter and PLN 10 000 thousand for the purchase of 4 655 shares of PHP „MERCUS"-spółka z o.o.
- Telefonia DIALOG S.A.

  In the first half of 2003 roku KGHM Polska Miedź S.A. executed a payment due towards share capital to Telefonia DIALOG S.A. in the total amount of PLN 65 000 thousand. The remaining amount payable of PLN 35 000 thousand will be paid in the second half of 2003.
- INTERFERIE Spółka z o.o.

  In the first half of 2003 there was an increase in the capital of INTERFERIE Spółka z o.o. - an entity belonging to the DSI S.A. Capital Group - in the total amount of PLN 3 000 thousand. KGHM Polska Miedź S.A. and CBJ Sp. z o.o. each obtained half of these shares. At the present moment the ownership structure of „INTERFERIE" Spółka z o.o. is as follows: DSI S.A. owns 92.10% of the shares, while KGHM Polska Miedź S.A. and CBJ Sp. z o.o. – each own 3.95%.

The acquisition of shares

- On 25 March 2003 KGHM Polska Miedź S.A. acquired 66.68% of the shares of **„Zagłębie" Lubin SSA** for PLN 5 000 thousand.

Reductions in share capital

- „TUW - CUPRUM"

  In June 2003 the Extraordinary General Meeting of „TUW-CUPRUM" resolved to reduce the share capital of this Insurance Association through the retirement of shares belonging to one of the members of the Association. Following reduction, the capital amounts to PLN 10 128 thousand. The nominal value of shares belonging to KGHM Polska Miedź S.A. remained unchanged, and still amounts to PLN 9 500 thousand. There was however a change in the percentage ownership of KGHM Polska Miedź S.A., increasing to 93.80%. As at the date of preparation of this report this reduction in capital had not yet been registered by the court.

COMPANY ACTIVITIES

Dividends received

In the first half of 2003 KGHM Polska Miedź S.A. received a total of PLN 47 768 thousand in dividends, from:

- Polkomtel S.A. PLN 46 509 thousand,
- CBJ Spółka z o.o. PLN 700 thousand,
- FOSROC – KSANTE Spółka z o.o. PLN 434 thousand,
  (the dividend for 2002 for KGHM Polska Miedź S.A. amounted to PLN 658 thousand, of which PLN 224 thousand was paid in October 2002, as an advance on payment of the dividend).
- PTR S.A. PLN 125 thousand,

Other forms of financing Capital Group companies

- Telefonia DIALOG S.A. - in 2003 KGHM Polska Miedź S.A. finances Telefonia DIALOG S.A. through the acquisition of bonds issued by this company. The total amount of indebtedness by Telefonia Dialog S.A. towards KGHM Polska Miedź S.A. respecting these bonds, as at 30 June 2003 amounted to PLN 1 372 647 thousand. The Extraordinary General Meeting of Telefonia DIALOG S.A. approved of the issuance of bonds by this company. On 15 July 2003 KGHM Polska Miedź S.A. obtained bonds in the following amounts:

- PLN 294 000 thousand with a maturity of 17 July 2006
- PLN 915 000 thousand, and the PLN-equivalent of USD 43 500 thousand, with a maturity of 18 December 2006

This issuance of bonds replaces the existing issue having a total value of PLN 1 209 000 thousand and USD 43 500 thousand, which matured on 15 July 2003.

Other equity investments

In 2003 KGHM Polska Miedź S.A. continued to participate in the AIG Emerging Europe Infrastructure Fund. The value of this investment as at 30 June 2003 amounted to PLN 51 687 thousand, while the amount invested in the first half of 2003 was PLN 22 339 thousand.

The equity commitments of the Company as at 30 June 2002 are presented in the chart below:

Chart 6. Capital Group structure as at 30 June 2003

Equity interests of KGHM Polska Miedź S.A.

Company	Interest
KGHM Polish Copper Ltd	100%
KGHM Kupferhandelsges. mbH	100%
Pol-Miedź Trans sp. z o.o.	100%
CBPM Cuprum Spółka z o.o.	100%
"Energetyka" sp. z o.o.	100%
KGHM Congo sprl	100%
Telefonia DIALOG S.A.	100%
CBJ sp. z o.o.	100%
Miedziowe Centrum Zdrowia S.A.	100%
KGHM Metraco sp. z o.o.	99%
"TUW-CUPRUM"	93%
"Zagłębie" Lubin SSA	67%
FOSROC-KSANTE Spółka z o.o.	30%
Polkomtel S.A.	19.6%
PTR S.A.	12%
INTERFERIE Spółka z o.o.	4%

Dolnośląska Spółka Inwestycyjna S.A.	77%
PeBeKa S.A.	100%
INOVA Spółka z o.o.	100%
DFM ZANAM - LEGMET Sp. z o.o.	100%
ZWG Spółka z o.o.	100%
"KWARCE" S.A.	100%
INTERFERIE Spółka z o.o.	92%
DKE Spółka z o.o.	50%
"AGREA-LUBIN" S.A.	49%
NATUROPAK Sp. z o.o. in liquidation	28%
ZUW Spółka z o.o.	19%
DOL-EKO organizacja odzysku S.A.	20%

KGHM Metale S.A.	100%
PHP "MERCUS" spółka z o.o.	100%
Hefra S.A.	97%
AQUAKONRAD S.A. in liquidation	90%
PCPM S.A.	65%
"W.M.N." Sp. z o.o.	64%
WM "Łabędy" S.A.	34%
Dolnośląska Spółka Inwestycyjna S.A.	23%
Telewizja Familijna S.A. (in bankruptcy)	12%
Towarzystwo Inwestycyjne EPOKA S.A.	6%
HUTA "GLIWICE" S.A. in bankruptcy	<1%

5. EMPLOYMENT

Employment as at 30 June 2003 was lower by 353 persons than at the end of the first half of 2002, and 328 persons lower than the level as at 31 December 2002. This fall in employment in KGHM Polska Miedź S.A. in the first half of 2003 was a result of the Company's employment policy.

Employment at the end of the first half of 2003 in comparison to the comparable prior period is shown in the following table.

Table 6. End-of-period employment

	2002	I-VI 2002	**I-VI 2003**	Change (%)*
Mines	11 632	11 599	**11 363**	98.0
Smelters	4 471	4 653	**4 410**	94.8
Other Divisions	2 177	2 053	**2 179**	106.1
Total	18 280	18 305	**17 952**	98.1

** 30.06.2002 = 100*

The larger fall in employment in the Smelters than in the Company as a whole, and the increase in the position Other Divisions, is due to the creation on 1 December 2002 of a new Division – the Water Management Facility Division. This Division was created based on those assets and employees from the Legnica and Głogów Smelters connected with the water/sewage management systems.

6. CONTESTED ISSUES

As at 30 June 2003 the value of proceedings being pursued by and against the Company amounted to PLN 159 015 thousand, including debtors of PLN 124 574 thousand and creditors of PLN 34 441 thousand.

- The largest proceedings with respect to debtors concern PLN 24 927 thousand in additional VAT assessment for specific months of 2000.

  Proceedings were initiated on 7 October 2002. The parties to these proceedings are KGHM Polska Miedź S.A. and the Tax Office in Legnica.

  The amount of additional assessment of PLN 25 253 thousand (currently PLN 24 927 thousand) is mainly the result of an adjustment by the auditors of the Legnica Branch of the Tax Control Authority in Wrocław of input tax reducing output tax. The Tax Authorities held the opinion that when calculating the percentage share of sales of goods subject to VAT in total sales, pursuant to art. 20 section 3 of the law on VAT, the amount of sales not subject to VAT must be taken into consideration, and in particular the amount of income related to trading in securities.

  The Company submitted an appeal to the 12 decisions passed by the Director of the Legnica Branch of the Tax Control Authority in Wrocław to the Legnica Branch of the Tax Office in Wrocław. Due to an appeal by the Company, the Tax Office in Legnica passed a decision on 30 May 2003, based on which the additional VAT assessment for 2000 was reduced by PLN 326 thousand due to recognition by the Tax Office of tax-deductible corporate income tax expenses.

  With respect to the remaining amount of PLN 24 927 thousand of additional VAT assessment, the Tax Office denied the appeal of the Company. On 3 July 2003 the Company submitted an appeal to the Wrocław branch of the Supreme Administrative Court.

- The second largest dispute in debtors remains an amount payable from net profit for 1996 of PLN 23 729 thousand, related to contested balance sheet provisions.

  Pursuant to a suggestion by the Advisor to the Treasury Minister for Privatisation of KGHM Polska Miedź S.A., in 1996 the Company created provisions for future mine closure costs and for potencial tax liabilities. As a result of a tax audit for 1996 the tax authorities accused the Company of unjustifiably lowering the profit before taxation, and therefore of lowering the amount of payment from the profit of a State-owned, joint stock company. On 22 October 2002 KGHM Polska Miedź S.A. submitted an appeal of this final decision by the Tax Office in Legnica to the Supreme Administrative Court. As at the end of the second quarter of 2003 the Supreme Administrative Court had not yet addressed this appeal.

  On 3 July 2003 the Wrocław branch of the Supreme Administrative Court denied the appeal of the Company. As at the date of preparation of this report the Company had not yet received written notification of this decision. The Company has the right to submit a cassation appeal.

- The largest proceedings with respect to creditors are the proceedings against KGHM Polska Miedź S.A. by BOBMARK INTERNATIONAL Sp. z o. o. with its registered head office in Warsaw for the payment of compensation in the amount of PLN 12 299 thousand for damages caused by a degradation in the quality of water from the AQ1 and AQ2 water supplies due to flooding of the Konrad mine in Iwiny. This suit, dated 24 March 2003, was received by the Company on 16 April 2003.

  The Court has ordered the Company to submit documents supporting its position and to submit an application to allow the testimony of a court expert in this regard. In the opinion of the Company this suit is groundless.

- The second largest dispute in creditors are the court proceedings initiated on 4 March 2002 (through the reopening of suspended proceedings) by TKW COMBUSTION Sp. z o.o. in Główno against the Głogów Smelter. The subject of this dispute is the licensing fee for use of a research project in the amount of PLN 4 600 thousand. By a court ruling dated 11 September 2002 the Regional Court in Świdnica awarded the above amount to TKW COMBUSTION. The Division appealed this verdict, but the appeal was denied by a ruling of the Appeals Court in Wrocław. The Division has formally requested a copy of this decision along with its justification in order to apply for a cassation hearing.

III. FINANCIAL STATEMENTS AND ANALYSIS

1. BALANCE SHEET: ASSETS

The balance sheet total increased by PLN 230 465 thousand in comparison to the end of the prior year.

Table 7. Assets and their structure as at end of period (in '000 PLN)

	31.12.2002	30.06.2002	**30.06.2003**	Share (%)	Change (%)*
Fixed assets	6 439 830	5 010 926	**6 491 283**	77.4	100.8
Intangible assets	18 097	10 056	**15 538**	0.2	85.9
Tangible fixed assets	3 014 129	2 962 381	**2 975 681**	35.5	98.7
Long term debtors	48 016	2 310	**46 614**	0.6	97.1
Long term investments	3 167 556	1 835 061	**3 216 075**	38.4	101.5
Long term prepayments	192 032	201 118	**237 375**	2.8	123.6
Current assets	1 715 242	3 133 405	**1 894 254**	22.6	110.4
Inventory	846 855	991 775	851 880	10.2	100.6
Short term debtors	585 971	531 408	520 578	6.2	88.8
Short term investments	277 790	1 568 597	479 255	5.7	172.5
Short term prepayments	4 626	41 625	42 541	0.5	x 9.2
Total assets	8 155 072	8 144 331	**8 385 537**	100.0	102.8

** 31.12.2002 = 100*

In the first half of 2003 there were no significant changes in the value and structure of fixed assets.

The dominant item in assets is long term investments, including the bonds of Telefonia DIALOG S.A. (PLN 1 372 647 thousand). This increase in investments in comparison to their level at the end of the prior year is the effect among others of equity investments. In the first half of 2003 KGHM Polska Miedź S.A. obtained shares in the increased share capital of the companies KGHM Metale S.A. and INTERFERIE Sp. z o.o. in the total amount of PLN 21 500 thousand. In addition the Company obtained, among others, shares in the company Sportowa Spółka Akcyjna "Zagłębie" Lubin for PLN 5 000 thousand.


FINANCIAL STATEMENTS AND ANALYSIS

In the first half of 2003 there was a decrease in the value of tangible fixed assets alongside a relatively higher level of copper production. This decrease amounted to PLN 38 448 thousand and in particular related to the item technical equipment and machinery (a reduction of PLN 66 386 thousand). Another important element impacting the level of tangible assets is the investment program, which is primarily limited to the replacement of required production machinery. In the first half of 2003 expenditure on the purchase and construction of fixed assets (PLN 109 583 thousand) was lower than depreciation, which during this same period amounted to PLN 149 682 thousand.

The increase in long term prepayments is mainly the result of a change in the level of assets due to deferred income tax (an increase of 24.6% in comparison to the end of 2002).

The largest item in current assets is inventory, whose value, despite a quantitative increase in copper and silver inventories, is similar to that at the end of the prior year. Among the factors which helped to maintain inventories at the existing level, an important one was the reduction in the unit production cost, representing a basis for the valuation of inventories of copper products and semi-products.

In comparison to 31 December 2002, short term debtors fell by PLN 65 393 thousand, mainly due to payments related to taxes, donations and customs duties.

The increase in short term investments is the result of the valuation of derivative instruments, which represent an important part of this balance sheet item (65.0%).

2. BALANCE SHEET: SHAREHOLDERS' FUNDS AND LIABILITIES

With respect to their level at the end of the prior year there was an increase in the value of shareholders' funds, which at the end of the first half of 2003 were higher than that of liabilities.

Table 8. Sources of financing of assets and their structure, as at end of period (in '000 PLN)

	31.12.2002	30.06.2002	**30.06.2003**	Share (%)	Change (%)*
Shareholders' funds	4 010 925	3 819 838	**4 280 597**	51.0	106.7
Share capital	2 000 000	2 000 000	**2 000 000**	23.9	100.0
Reserve capital	998 829	996 994	**1 190 378**	14.2	119.2
Revaluation reserve capital	821 939	719 514	**901 252**	10.7	109.6
Profit (loss) from prior years	(64 389)	(61 632)	**-**	-	-
Net profit (loss)	254 546	164 962	**188 967**	2.3	74.2
Liabilities and provisions for liabilities	4 144 147	4 324 493	**4 104 940**	49.0	99.1
Provisions for liabilities	1 354 599	1 256 580	**1 394 451**	16.6	102.9
Long term liabilities	1 206 122	123 228	**9 126**	0.1	0.8
Short term liabilities	1 439 125	2 781 177	**2 528 626**	30.2	175.7
Accruals and deferred income	144 301	163 508	**172 737**	2.1	119.7
Total Shareholders' funds and liabilities	8 155 072	8 144 331	**8 385 537**	100.0	102.8

** 31.12.2002 = 100*

By a decision of the Ordinary General Meeting reserve capital was increased by PLN 254 546 thousand due to profit distribution. Simultaneously the loss from prior years of PLN 64 389 thousand was covered by reserve capital.

The major part of revaluation reserve capital at the end of the first half of 2003 was represented by capital from the valuation of fixed assets (PLN 703 860 thousand), while the remainder relates to forward hedging transactions and deferred income tax.

In the first half of 2003 there was an increase in provisions for liabilities of nearly 2.9%, mainly due to the deferred income tax provision, which was increased to PLN 272 932 thousand. In addition the item provisions for liabilities is formed by revaluation of provisions: for retirement benefits in the amount of PLN 669 851 thousand, for mine closure costs in the amount of PLN 367 825 thousand, and for other provisions in the total amount of PLN 83 843 thousand, which mainly relate to potential liabilities to the State and to unresolved issues.

In the first half of 2003 the majority of loans became due within a period which qualified them as short term liabilities. This resulted in a clear change in the structure of repayment of these liabilities, in which loans with a maturity in 2003 form the major part. In July 2003 the Company drew on long term credit in order to refinance existing short term credit. As a result in the second half of 2003 there will be an improvement in the structure of liabilities.

Changes in the structure of debt impacted several of the assets financing ratios:

Table 9. Assets financing ratios

	31.12.2002	30.06.2002	**30.06.2003**
Level of assets coverage by equity	0.5	0.5	**0.5**
Level of fixed assets coverage by equity	0.6	0.8	**0.7**
Level of fixed assets coverage by long term capital	1.0	1.0	**0.9**
Level of current assets coverage by short term liabilities	0.8	0.9	**1.3**

(ratios calculated based on end-of-period balance sheet levels

3. PROFIT AND LOSS ACCOUNT

Basic elements of the profit and loss account are shown in the table below:

Table 10. Profit and loss account (in '000 PLN)

	2002	I-VI 2002	**I-VI 2003**	Change (%)*
Revenues from the sale of products, goods and materials	4 488 301	2 146 130	**2 201 547**	102.6
Operating costs	4 336 245	2 002 287	**2 051 274**	102.4
Profit from sales	152 056	143 843	**150 273**	104.5
Other operating income	148 582	70 989	**35 810**	50.4
Other operating costs	168 744	69 808	**72 539**	103.9
Operating profit	131 894	145 024	**113 544**	78.3
Financial income	509 316	232 540	**360 647**	155.1
Financial costs	331 105	173 073	**225 862**	130.5
Result on extraordinary items	(25)	(9)	**16**	x
Profit/loss before taxation	310 080	204 482	**248 345**	121.5
Obligatory deductions from profit	55 534	39 520	**59 378**	150.2
Net profit (loss)	254 546	164 962	**188 967**	114.6

** I-VI 2002 = 100*

In the first half of 2003 the Company generated:

- a profit from sales of PLN 150 273 thousand,
- a loss from other operating activities of PLN 36 729 thousand,
- a profit from financial activities of PLN 134 785 thousand.

In relation to the comparable prior period of 2002, the following factors had a decisive impact on the result from sales:

- the increase in copper prices by 4.4% and silver by 0.7%,
- the increase in the copper sales volume by 6.2%,
- the fall in the silver sales volume by 3.8%, and
- the decrease in the unit copper production cost expressed in PLN by 3.0%.


FINANCIAL STATEMENTS AND ANALYSIS

Table 11. Basic factors impacting the financial result of KGHM Polska Miedź S.A.

	2002	I-VI 2002	**I-VI 2003**	Change (%)*
Sales of copper and copper products (t)	534 594	246 221	**261 602**	106.2
Sales of silver (kg)	1 197 745	630 599	**606 696**	96.2
Average copper price on LME (USD/t)	1 558	1 582	**1 652**	104.4
Average silver price on LBM (USD/kg)	148	148	**149**	100.7
Average exchange rate per NBP (PLN/USD)	4.08	4.09	**3.87**	94.6
Unit copper production cost (PLN/t)	6 305	6 184	**5 998**	97.0
Unit copper production cost (USD/t)	1 545	1 513	**1 550**	102.4

** I-VI 2002 = 100*

In the first half of 2003 revenues from the sale of copper and silver represented 95.8% of revenues from the sale of products, and were higher by PLN 58 153 thousand, i.e. by 2.8% in relation to the comparable prior period.

The loss on other operatting activities of PLN 36 729 thousand in the first half of 2003 was mainly composed of the following (in '000 PLN):

- the release and creation of provisions (6 011),
- adjustments revaluing assets (32 530),
- donations granted (4 124),
- other, including adjustment of real estate tax for prior years + 5 936.

The profit on financial activities of PLN134 785 thousand was mainly composed of the following factors (in '000 PLN):

- result on the valuation of derivative instruments + 15 269,
- an excess of positive exchange rate differences + 4 661,
- dividends received + 47 768,
- profit from the sale of investments + 79 027,
- allowance for debtors for interest due to VAT for 2000 (13 143).

Nearly 70% of the profit earned on financial activities in the first half of 2003 was due to the hedging of copper and silver prices and of exchange rates. Profit on realised derivatives transactions amounted to PLN 79 027 thousand. The valuation of unrealised derivative instruments increased the result by PLN 15 269 thousand, of which: PLN 162 454 thousand represented positive differences and PLN 147 185 thousand negative differences.

The change in the valuation of derivative instruments hedging future cash flows, in the effective part, was transferred to revaluation reserve capital. As at 30 June 2003 revaluation reserve capital was higher than on 31 December 2002 by PLN 276 764 thousand, of which, with respect to hedging transactions (in '000 PLN):

- for hedging copper and silver prices 84 411,
- the exchange rate 170 666,
- the exchange rate for foreign-denominated loans 21 687.


FINANCIAL STATEMENTS AND ANALYSIS

The profit before tax was reduced by taxation of PLN 59 378 thousand. The tax calculated using a rate of 27% of the taxable base was PLN 59 260 thousand, which was increased by an adjustment to prior period taxation of PLN 84 thousand and by temporary differences of PLN 34 thousand.

In accordance with the requirements of the tax law, the basis for taxation (taxable income) was established by the adjustment of profit before taxation, as shown in the table below:

Table 12. Adjustment to profit before taxation by the change in taxable base ('000 PLN)

Profit before taxation	**248 345**
Adjustment of revenues, of which:	**(128 763)**
increase of revenues	112 680
decrease of revenues	241 443
Adjustment of costs, of which:	**104 996**
increase of costs	264 297
decrease of costs by non-tax deductible expenses	369 293
Other adjustments	**(5 097)**
Taxable income	**219 481**

4. FINANCIAL RATIOS

In the first half of 2003 the Company achieved a higher net profit than in the comparable prior period, impacting the Company's financial ratios.

Basic economic relationships describing the activities of KGHM Polska Miedź S.A. are shown below:

Table 13. Liquidity and profitability ratios

	31.12.2002	30.06.2002	**30.06.2003**
Current liquidity	1.2	1.1	**0.8**
Quick liquidity	0.6	0.8	**0.4**
ROA - return on assets (%)	3.1	2.0	**2.3**
ROE - return on equity (%)	6.4	4.3	**4.4**
Debt ratio (%)	34.2	37.7	**32.3**
Durability of financing structure (%)	79.0	62.1	**66.7**

The reclassification of short term bonds as long term caused a reduction in the value of current assets, which temporarily resulted in an unfavorable change in the liquidity ratios. The reduction of short term liabilities through the conversion of short term credit into long term will lead to a significant improvement in these ratios. In July 2003 a relevant agreement was signed with several banks.

In the first half of 2003 the Company noted an increase in the return on assets ratio (ROA) and the return on equity ratio (ROE) in relation to the comparable prior period. These changes provide for an optimistic forecast for the entire year.

The use of external capital by the Company fell by 5.4%. Around one-third of assets (32.3%) were financed by external sources. The fact that two-thirds of the Company's assets are financed by its own resources indicates a durable financing structure, meaning the Company has a long term ability to repay its liabilities.

5. LIQUIDITY

Financial resources

The structure of Company cash and cash equivalents is shown in the table below:

Table 14. Structure of Company cash and cash equivalents ('000 PLN)

	31.12.2002	**30.06.2003**	Change (%)*
Cash on hand and at bank	22 109	**3 743**	16.9
Other cash and cash equivalents	-	**75**	x
Other monetary assets, of which:	96 362	**160 130**	166.2
-monetary assets with a 3-month maturity	92 907	**159 894**	172.1
- interest from financial assets with a 3-month maturity	3 455	**236**	6.8
Total cash resources and other monetary assets	118 471	**163 948**	138.4

** 31.12.2002 = 100*

There was a decrease in cash on hand and at bank, as a result of the introduction of non-cash turnover in an internal cash management system.

There was an increase in fixed term bank deposits (other monetary assets), caused by the accumulation of cash to execute payments in the first days of July (payment of special bonus).

Financial income from the depositing of periodically free cash resources and short-term investments is shown below:

Table 15. Financial income from bank deposits and short-term investments ('000 PLN)

	31.12.2002	**30.06.2003**	Change (%)*
On-demand accounts	372	**8**	2.2
Fixed term bank accounts	2 666	**968**	36.3
Securities	132 629	**47 483**	35.8
Total	135 667	**48 459**	35.7

** 31.12.2002 = 100*

Periodically free cash resources deposited in bank accounts generated financial income in the amount of PLN 968 thousand. A major cause of the fall in income from bank deposits was the reduction in interest rates.

Financial income from securities is due to the large scale of equity investment (mainly the bonds of Telefonia DIALOG).

The change in income from bank accounts (36.3% of prior level) and the nearly equal change in financial income from securities investment (35.8% of prior level) means there was a comparable level of investment to that of the prior year, while the qualitative decrease in income is the result of a lower profitability of short term investments.


FINANCIAL STATEMENTS AND ANALYSIS

Credit servicing in the first half of 2003

A. Bridging credit organised by ABN AMRO BANK N.V. and JP Morgan PLC.

In the first half of 2003 the Company made use of credit based on an agreement signed on 21 June 2002 for USD 200 mln. The organisers of this credit were ABN AMRO BANK N.V. and JP Morgan PLC. This is bridging credit with a maturity falling 366 days after the signing of the agreement. This credit was drawn in order to refinance credit organised by Citibank International PLC and ABN AMRO BANK N.V. dated 20 December 2000. Interest on this credit: LIBOR 3M increased by a margin of 1.5%, with USD 181 342 thousand remaining

to be paid. On 18 June 2003 an agreement was signed which extended the final repayment date to 22 July 2003. The remaining conditions were unchanged.

B. Credit in Bank Handlowy SA

As a result of an agreement signed on 28 December 2001 with **Bank Handlowy SA**, the Company drew USD 70 mln in credit.

The maturity structure of this credit is as follows:

- short term credit drawn for 6 months in the amount of USD 40 mln, with interest of LIBOR + 0.3%. Date of repayment 28 June 2002, credit was repaid on time.
- medium term credit drawn for 3 years in the amount of USD 30 mln, with interest of LIBOR + 0.6%. Date of repayment 28 December 2004.

On 16 May 2003 Annex nr 2 was signed to the Credit Agreement, in which the final date of repayment was set as 31 December 2003, while the margin was increased to 0.90% annually.

C. Syndicated credit organised by PKO BP SA and PeKaO S.A.

On 19 December 2001 the Company entered into a Two-currency Syndicated Credit Agreement in the form of a revolving line of credit. This credit was organised by the banks Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Polska Kasa Opieki S.A. The credit limit is PLN 915 mln and USD 43.5 mln. The credit was designated for payments related to the acquisition of bonds of Telefonia DIALOG and to payments related to the acquisition of bonds on the secondary market. Maturity for this credit is 31 January 2004. Interest on credit drawn is equal to 1M LIBOR for USD-denominated tranches plus a margin and 1M WIBOR plus a margin for PLN-denominated tranches.

- the margin was 0.8% of the amount of credit drawn for the first quarter. As a result of the failure to adhere to the conditions of the Credit Agreement, an Annex was signed on 1 April 2002 to the Agreement which alters the interest conditions. The margin increased to 1.2%, and then to 1.5%.
- On 18 December 2002 Aneks nr 2 was signed to the Credit Agreement to extend the repayment date of the credit. As a result of signing this Annex the final repayment date of the credit is on 31 January 2004.
- Annex nr 2 altered the interest conditions of the credit – the margin, depending on the level of financial ratios as set in the Agreement, may vary from 1.4% to 1.75% for USD and PLN tranches.

D. Working credit in BRE Bank S.A.



On 10 April 2003 the Company signed an agreement with **BRE Bank S.A.** for foreign-denominated working credit

Credit conditions

- amount of credit USD 30 mln
- interest 1 month LIBOR + 0.90%

As at 30 June 2003 the Company had not made use of this credit, while the final date on which this credit may be drawn is 30 November 2003.

E. Overdraft facilities

The Company has the following overdraft facilities available

- in **Bank Handlowy** up to USD 5 mln.
- in **BRE Bank SA** up to USD 10 mln.

As at 30 June 2003 the Company had not made use of these facilities.

Restructurisation of debt

In the first half of 2003 the Company undertook to restructure its debt, aimed at replacing the short term financing used by the Company with medium and long term financing.

On 18 July 2003 a credit agreement was signed with Bank Polska Kasa Opieki and Powszechna Kasa Oszczędności Bank Polski SA and with a consortium of other banks as well as ABN AMRO BANK N.V., Bank Polska Kasa Opieki S.A. and CITIBANK NA and a consortium of other banks. The conditions for these signed credit agreements are discussed in the Financial Report in Additional Explanatory Note nr 13.

6. REALISATION OF FINANCIAL FORECASTS

In the annual report for 2002 the Company presented its forecast financial results for the year 2003, assuming revenues from the sale of products, goods and materials of PLN 4 149 mln and net profit of PLN 154 mln.

The net profit achieved by the Company in the first half exceeded the planned level for 2003 by 22.7%, and attained 53.1% of the planned level of revenues from the sale of products, goods and materials.

This exceeding of the forecast annual financial result is primarily the effect of a better than planned result on operating activities, which is mainly due to better than expected macroeconomic conditions. The following table presents the level of achievement in the first half of 2003 of the basic forecast for the year as a whole:

Table 16. Realisation of Company forecast for 2003 after first half

	Forecast for 2003 *	**Execution I-VI 2003**	Advance on plan** (%)
copper prices (USD/t)	1 625	**1 652**	101.7
silver prices (USD/kg)	143	**149**	104.2
exchange rate (PLN/USD)	3.80	**3.87**	101.8
unit electrolytic copper production cost (PLN/t)	6 200	**5 998**	96.7
electrolytic copper production (t)	520 000	**264 955**	51.0
silver production (t)	1 095	**559**	51.0
revenues from sales (mln PLN)	4 149	2 202	53.1
revenues from the sale of products (mln PLN)	4 121	2 191	53.2
profit before tax (mln PLN)	197	248	125.9
net profit (mln PLN)	154	189	122.7

** Published in annual report for 2002*
*** Calendar advance of work=49.6%*

Due to the exceeding of planned results and to divergences in budgetary assumptions by the Company, the forecast for 2003 will be reviewed.

FINANCIAL STATEMENTS AND ANALYSIS

The Report on the Activities of KGHM Polska Miedź S.A.
in the First Half of 2003

is presented by the Management Board, comprised of:

President of the Management Board	*Stanisław Speczik*	....
Vice President of the Management Board	*Grzegorz Kubacki*	....
Vice President of the Management Board	*Jarosław Andrzej Szczepek*	....
Vice President of the Management Board	*Tadeusz Szeląg*	....

Lubin, 18 August 2003

METHODOLOGY TO CALCULATE RATIOS EMPLOYED

Assets financing ratios:

Level of assets coverage by equity – ratio of shareholders' funds to total assets,

Level of fixed assets coverage by equity – ratio of shareholders' funds to fixed assets,

Level of fixed assets coverage by long term capital – ratio of shareholders' funds, provisions for liabilities and long term liabilities to fixed assets,

Level of current assets coverage by short term liabilities – ratio of short term liabilities and special funds to current assets.

Liquidity and profitability ratios:

Current liquidity – ratio of current assets to current liabilities,

Quick liquidity – ratio of current assets, minus inventory, to current liabilities

ROA – return on assets (%) – ratio of net profit to total assets,

ROE – return on equity (%) – ratio of net profit to shareholders' funds,

Debt ratio (%) – ratio of liabilities, accruals and deferred income to total shareholders' funds and liabilities,

Durability of financing structure (%) – ratio of shareholders' funds, long term provisions for liabilities and long term liabilities to total shareholders' funds and liabilities

LIST OF TABLES AND CHARTS